As confidentially submitted to the Securities and Exchange Commission on August 17, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Brightline Holdings LLC*

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4011	36-4893027
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

161 NW 6th Street, Suite 900
Miami, FL 33136
(305) 521-4800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cameron MacDougall, Esq.
Ivy Hernandez, Esq.
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 45th floor
New York, NY 10105
(212) 798-6100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Zeidel, Esq. Michael J. Schwartz, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 under the Securities Exchange Act of 1934.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)	Emerging Growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
Common stock, $0.01 par value per share	—	—

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.
(2)	To be paid in connection with the initial filing of the registration statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

* The registrant is currently a Delaware limited liability company named Brightline Holdings LLC. Prior to the closing of this offering, the registrant will be converted to a Delaware corporation and change its name to Brightline Holdings Inc.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 17, 2018

Preliminary Prospectus

            Shares

Brightline Holdings Inc.
Common Stock

This is an initial public offering of common stock of Brightline Holdings Inc. We are selling shares of our common stock. After this offering, AAF Holdings LLC (the “Brightline Stockholder”), an entity owned primarily by private equity funds managed by an affiliate of Fortress Investment Group LLC (“Fortress”), will own approximately       % of our common stock, or       % if the underwriters’ over-allotment option is fully exercised.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares. We intend to apply to list our shares of common stock on the New York Stock Exchange (“NYSE”) under the symbol “BRLN.”

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, will be subject to certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 to read about certain factors you should consider before buying our common stock.

	Per Common Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than                   shares of common stock, the underwriters have the option to purchase up to an additional                shares from us at the initial public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on or about            , 2018.

Prospectus dated         , 2018

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

We have not, and the underwriters have not, authorized anyone to provide you with different or additional information or to make any representations other than those contained or in any free writing prospectuses we have authorized for use with respect to this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations or cash flows may have changed since the date of the applicable document.

Presentation of Information

Except as otherwise noted, all information in this prospectus is based on the following assumptions:

•	an initial public offering price of $ per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus;
•	the underwriters do not exercise their option to purchase additional shares;
•	the conversion of Brightline Holdings LLC into a Delaware corporation occurs prior to the closing of this offering;
•	that our certificate of incorporation and bylaws are in effect, pursuant to which the provisions under “Description of Capital Stock” are in effect; and

i

•	excludes shares of common stock available for issuance as equity incentive awards to our management.

In this prospectus, we refer to the portion of our Florida passenger rail system running between Miami, Florida and West Palm Beach, Florida as the “South Segment.” We refer to the portion of our Florida passenger rail system that is expected to run between West Palm Beach, Florida and Orlando, Florida as the “North Segment.” We refer to the portion of our Florida passenger rail system that is expected to run between Orlando, Florida and Tampa, Florida as the “Tampa Expansion.” We anticipate our first stabilized year of operations for our Florida passenger rail service (including the South Segment from Miami to West Palm Beach, the North Segment from West Palm Beach to Orlando and the Tampa Expansion from Orlando to Tampa) to occur in 2024 following a ramp up period during which ridership is expected to increase as travelers become acquainted with the new rail service and adjust their trip-making habits.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Market and Industry Data and Forecasts

Certain market and industry data included in this prospectus has been obtained from third party sources that we believe to be reliable. In addition, this prospectus contains discussion of certain conclusions and analyses contained in the “Ridership and Revenue Study” and the “Operations and Maintenance and Ancillary Revenue Report,” each of which was commissioned by us and conducted by Louis Berger U.S., Inc. (“Louis Berger”). Market estimates are calculated by using independent industry publications, government publications, and third party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements and Industry Data” and “Risk Factors” in this prospectus.

ii

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements and Industry Data,” “Selected Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the accompanying notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” “Brightline” and similar terms refer to Brightline Holdings LLC or to Brightline Holdings Inc. (depending on whether the statement relates to the period before or after our reorganization as a corporation in connection with this offering), and in each case, its subsidiaries, including certain other wholly-owned subsidiaries of the Brightline Stockholder that will be contributed to the Company prior to the closing of this offering.

In addition, this prospectus contains discussion of certain conclusions and analyses contained in the “Ridership and Revenue Study” and the “Operations and Maintenance and Ancillary Revenue Report,” each conducted by Louis Berger. Any discussion herein of such Ridership and Revenue Study and Operations and Maintenance and Ancillary Revenue Report, or its conclusions or analyses are expressly qualified by reference to the full text of the reports. You should read carefully the Ridership and Revenue Study and the Operations and Maintenance and Ancillary Revenue Report, copies of which have been filed as an exhibit to the registration statement of which this prospectus is a part and are publicly available at www.sec.gov. See “Independent Advisor Reports.”

Our Company

We own and operate an express passenger rail system connecting major population centers in Florida, with plans to expand operations further in Florida and elsewhere in North America. We are the first new major private passenger intercity railroad in the United States in over a century, and we believe our business represents a scalable model for twenty-first century passenger travel in North America.

We currently operate between Miami and West Palm Beach, one of the most heavily traveled and congested regions in the U.S. We have commenced early works construction of the expansion of our Florida passenger rail system to Orlando, Florida, and we intend to further expand our rail service to Tampa, Florida. Louis Berger estimates the total potential addressable market of travelers across our Miami to Tampa corridor to be approximately 413 million trips annually. We can operate up to 36 trains daily that are capable of speeds of up to 125 miles per hour, and we own stations located in the heart of downtown cities and major transit hubs in Florida. We believe our passenger rail system offers travel that is faster, safer, more eco-friendly, more reliable, less expensive, more productive and more enjoyable than travel by car or air.

We intend for our Florida passenger rail service to generate meaningful profits and serve as a scalable model to expand our operations to a number of other large and congested intercity travel corridors in North America where large and growing travel populations seek a similarly compelling solution for medium-distance, “too long to drive, too short to fly” travel.

We aim to execute on our growth strategy by offering three compelling benefits to intercity travelers: speed of travel, customer experience and cost savings:

Speed of Travel – Our express transit service is significantly faster than car travel. For example, our Miami to Orlando service will take approximately three hours compared to an estimate of approximately 4.5 hours by car along I-95 or 3 hours 50 minutes along the Florida Turnpike, which is a toll road.

Customer Experience – Whether traveling for business or leisure purposes, passengers can maximize productivity, using mobile devices freely, and enjoy a variety of amenities, while traveling from one downtown location to another on a reliable schedule and in an environmentally friendly way. Our trains depart and arrive at our bright, new state-of-the-art stations, and all of our trains are equipped with free high speed WiFi connections. Additionally, passengers are able to avoid travel time to the airport, airport security and sitting in commuter traffic.

Cost Savings – We expect to offer service between Miami and Orlando for fares that are lower than the cost of driving or flying for individual travelers. Based on our expected fares for an individual traveler, we expect that a trip on our trains between Miami and Orlando will be approximately 25% less expensive than driving and approximately 30% less expensive than flying.

These benefits are consistent with factors that have made other express passenger rail systems successful throughout the world.

Our Growth Potential in Florida

When our Florida passenger rail system is fully built-out and operational between Miami and Orlando, we expect to carry approximately 6.6 million passengers annually, as estimated by Louis Berger. Louis Berger estimates that a fully built-out and operational service between Orlando and Tampa would carry an additional 2.9 million passengers annually, which would result in fully operational annual stabilized ridership of up to 9.6 million passengers for our Florida passenger rail system. The Tampa Expansion is contingent on our ability to obtain certain land rights, which requires that we demonstrate the financial wherewithal to complete our Florida passenger rail system. Based upon certain estimates and assumptions prepared for us by Louis Berger regarding our service between Miami, Orlando and Tampa to generate approximately $820 million of total revenue in our first stabilized year (including the South Segment from Miami to West Palm Beach, the North Segment from West Palm Beach to Orlando and the Tampa Expansion from Orlando to Tampa) after an initial ramp up period of our operations. Our ancillary revenue is expected to consist of food and beverage sales, merchandise sales, parking fees, advertising, sponsorships and marketing affiliations (including naming rights), commissions from our travel partners and ground transportation extensions and other services. We believe our service will generate compelling returns on investment given our efficient cost structure and predictable operating expenses, and we target a stabilized operating income margin, before depreciation and amortization, of approximately 70% of total revenue. In addition, in the future, we intend to directly pursue new development opportunities at or around future stations ourselves or by working in conjunction with the real estate development team of Florida East Coast Industries, LLC (our “Parent”), which we believe has the potential to further benefit our operating income margin. We expect that such facilities will strengthen the appeal of our Florida passenger rail system.

We expect the costs involved in pursuing real estate developments to include real estate acquisition costs, construction and permitting costs, as well as financing and leasing costs. We do not intend to use the funds from this offering to pursue such real estate development opportunities. Developing real estate entails a number of significant risks such as construction or permitting delays, construction defects or the inability to obtain financing on attractive terms. The occurrence of any of these risks may prevent us from fully realizing some or all of the benefits of developing real estate.

Expansion Opportunities Beyond Florida

The United States dramatically lags behind both Europe and Asia in express passenger rail service despite having the most developed rail and highway systems in the world. We believe we can capitalize on this extensive infrastructure to expand our services into new markets. Our expansion plans are initially focused on markets with characteristics and demographics similar to those of our Florida passenger rail system – connecting highly populated cities with substantial intercity travel and separated by distances of 200 to 300 miles that are “too long to drive, too short to fly.” As we have done in Florida, we intend to target markets where we believe we can utilize existing transportation corridors – either rail, highway or a combination of both – to cost effectively build our systems, as opposed to developing entirely new corridors at potentially significantly higher costs.

The map below identifies several major U.S. cities that possess what we believe are key attributes for a successful intercity rail network using existing infrastructure:

By using existing infrastructure, we believe we can plan, permit and build new rail service significantly faster and cheaper than alternative express passenger rail projects in these areas. As the only successful private developer of express passenger rail currently operating in the United States, we believe we are uniquely positioned to leverage our expertise, brand and scalable platform to implement similar intercity passenger rail systems in a number of these markets.

The Intercity Passenger Rail Market

We provide “intercity” passenger rail transportation, which is characterized as service operating within medium-distance travel corridors, generally between 200 to 300 miles, that connect large population centers and experience high and increasing volumes of travelers. Intercity passenger rail services in the U.S. and globally are typically highly profitable due to their ability to offer faster travel times with greater convenience at a lower cost when compared to other available modes of travel in their markets (such as car and air). Examples of intercity rail services comparable to our business include Amtrak’s Acela service in the northeastern U.S. and several privately owned European services, such as the Eurostar service operating between London and Paris, the VirginTrains service, which operates between several major cities in the United Kingdom, and Italo, which operates between several major cities in Italy. Similar to these companies, our business is differentiated from a “commuter” railroad, which is commonly government-owned and subsidized to maintain artificially low fares and provide high frequency service between large numbers of local stations resulting in high operating costs.

Strategy

We are the first new major private passenger intercity railroad in the United States in over a century, and we believe our business represents a scalable model for twenty-first century passenger travel in North America. Our goal is to build railroad systems in North America that connect major metropolitan areas with significant traffic and congestion. We believe that the economics of passenger rail service offer a highly compelling investment opportunity. In addition, we believe that passenger volume creates additional opportunities, such as sponsorship deals and retail development that could generate further meaningful returns.

We intend to achieve our goals by pursuing the following strategies:

Complete the Build-Out of Our Florida Express Passenger Rail System

Over the past several years, we have built three new state-of-the-art rail stations in Miami, Fort Lauderdale and West Palm Beach, acquired rolling stock, including five new train sets (10 locomotives and 20 coaches), secured all necessary operating permits and government authorizations, and commenced service between Miami and West Palm Beach. Short-distance service (Miami to Fort Lauderdale, Miami to West Palm Beach and Fort Lauderdale to West Palm Beach) is expected to carry approximately 3.1 million passengers annually by 2024, the first stabilized year of operations for our Florida passenger rail service (including the South Segment from Miami to West Palm Beach, the North Segment from West Palm Beach to Orlando and the Tampa Expansion from Orlando to Tampa) as estimated by Louis Berger. We have commenced early works construction of the expansion of our Florida passenger rail system to Orlando, and we intend to further expand our rail service to Tampa. We have secured substantially all material permits, government authorizations, real estate and track rights necessary for our expansion to Orlando, and with the proceeds from this offering, together with debt financing, we expect to secure all funding necessary for the projected cost of our expansion to Orlando. We will utilize Florida State Road 528 (“SR528”) as a right-of-way to connect our existing rail corridor to Orlando. Our build-out to Orlando is expected to be complete by the third quarter of 2021, and is expected to increase our annual stabilized ridership to approximately 6.6 million passengers as estimated by Louis Berger. We expect an additional 2.9 million passengers annually on a stabilized basis by expanding our service between Orlando and Tampa.

Achieve Profitability by Capturing Modest Portion of Travel Market and Offering Competitive Pricing

We believe we can achieve profitability by charging ticket prices – and capturing a percentage of the travelers in our markets – that are lower than those of established passenger rail systems. We currently charge fares that are substantially lower than those charged by established rail systems over comparable distances. For example, standard passenger service fares on Amtrak’s Acela service, the most comparable intercity service in the United States to our service, average approximately $180 for short distance trips, such as New York to Philadelphia, while we expect to charge an average of approximately $50 for our Miami to West Palm Beach Service; Acela service for long distance trips, such as New York to Washington, average approximately $300, compared to our expected average fare of approximately $100 for our Miami to Orlando service. Moreover, we believe our fares are highly competitive relative to the cost of travel for the same routes via other modes such as driving, rideshare services and flying. The average cost of flying between Miami and Orlando is approximately $160, and the average cost of rideshare service between Miami and Orlando is approximately $300, both higher than our expected fares. Taking our expected rates, we believe that we can operate profitably by capturing only approximately 1.0% of the estimated travel market between Miami and Tampa, which is significantly lower than the approximately 10-30% market share captured by established rail systems such as Acela and Italo. We believe that our relatively lower fares will drive ridership in the early stages of our business and that there is a compelling opportunity to increase both fares and ridership in line with industry levels as our business matures.

Build Passenger Rail Systems that Connect Major Metropolitan Areas with Significant Intercity Traffic and Congestion

We believe a compelling opportunity exists to introduce passenger rail systems to connect metropolitan areas of sufficient distance and with significant traffic and congestion. Our expansion plans are initially focused on markets with characteristics and demographics similar to those of our Florida passenger rail system – connecting highly populated cities with substantial intercity travel and separated by distances of 200 to 300 miles that are “too long to drive, too short to fly.” We intend to expand into markets where we believe we can utilize existing transportation corridors – either rail, highway or a combination of both – to cost effectively build our systems, as opposed to developing entirely new corridors at potentially significantly higher costs. Examples of potential expansion markets include Atlanta, Georgia to Charlotte, North Carolina (240 miles), Dallas to Houston, Texas (240 miles), Los Angeles to San Diego, California (120 miles), Los Angeles, California to Las Vegas, Nevada (270 miles) and Portland, Oregon to Vancouver, British Columbia (315 miles). With our expertise, brand and scalable platform, we believe that we are well positioned to implement similar intercity passenger rail systems in a number of these markets.

Drive Organic Growth Through Increased Ridership and Revenue

We intend to grow our ridership and revenue through a number of initiatives, including capturing a larger share of the total travelers within our markets, increasing fares utilizing yield management strategies and increasing our trip frequency in response to demand, especially at peak hours and during special events. Several comparable intercity passenger rail systems typically capture between 10-30% or more of their respective travel markets. We believe we have the ability to approach similar market share as our business matures, although our target financial performance assumes lower travel market share. Louis Berger estimates the total potential addressable market of travelers across our Miami to Tampa corridor to be approximately 413 million trips annually.

Create High-Value Real Estate Development Opportunities

Because of the high number of passengers expected to pass through our downtown stations, there are several attractive retail, residential and commercial transit-oriented real estate development opportunities at or near our station sites. Currently, our Parent is developing approximately 1.5 million square feet of mixed-use office, residential, retail and parking facilities at and around our stations in Miami, Fort Lauderdale and West Palm Beach, and key tenants, including top-tier food and beverage, fashion, fitness and life-style brands, have leased and are in negotiations to lease space. Our Parent has invested approximately $1.0 billion on these developments and, based on current market prices, our Parent expects that it could generate net proceeds from the sale of these developments of approximately $1.4 billion to $1.5 billion. In the future, we intend to directly pursue new development opportunities at or around future stations ourselves or by working in conjunction with our Parent’s real estate development team. We expect that such facilities will strengthen the appeal of our Florida passenger rail system.

These expectations are subject to market conditions and other factors that could cause the net proceeds to be materially lower than our estimates. We expect the costs involved in pursuing real estate developments to include real estate acquisition costs, construction and permitting costs, as well as financing and leasing costs. We do not intend to use the funds from this offering to pursue such real estate development opportunities. Developing real estate entails a number of significant risks such as construction or permitting delays, construction defects or the inability to obtain financing on attractive terms. The occurrence of any of these risks may prevent us from fully realizing some or all of the benefits of developing real estate.

Capitalize on Passenger Volume to Generate Revenue from Multiple Sources

In addition to ticket sales, we intend to capitalize on passenger volume to generate revenue through a number of high margin ancillary revenue opportunities, including food and beverage sales, merchandise sales, parking fees, advertising, sponsorships and marketing affiliations (including naming rights), commissions from our travel partners and ground transportation extensions and other services. Our trains and stations provide multiple opportunities for advertisers to reach a large and captive audience. We sell advertising space on video screens, monitors, kiosks and displays at each station and on board our fleet of trains and ground transportation facilities. We also actively pursue long-term partnerships and sponsorships with a variety of organizations, including financial institutions and technology companies. In addition, we expect to generate income through travel packaging relationships with third parties such as car rental companies, hotels and theme parks.

Continuously Maintain “Safety First” Culture

The safety of our passengers, employees and the communities in which we operate is our top priority. We strive to be one of the safest rail systems in North America and are upgrading our signal system to be fully-compliant with Positive Train Control (“PTC”) standards. PTC technology facilitates a centrally monitored and controlled network to bring trains to a stop if certain safety requirements are exceeded. Installing PTC systems allow our trains to operate within a dynamic safety environment that constantly monitors speed restrictions, track maintenance and similar items and can intervene to stop a train before it reaches an unsafe condition.

We have undertaken certain initiatives to educate pedestrians and drivers on the importance of rail safety designed to prevent accidents and fatalities. We have also collaborated with Operation Lifesaver, a national nonprofit organization focused on rail safety education, to develop and activate a rail safety campaign, to distribute safety information to students and families in certain school districts in South Florida and to train approximately 40 Brightline teammates to be authorized Operation Lifesaver volunteers. We are further collaborating with Operation Lifesaver to launch a state-wide rail safety initiative, including broadcast and radio public service announcements. In addition, we continuously maintain an aggressive awareness campaign consisting of partnerships with cities and counties along the corridor, the Federal Railroad Administration (“FRA”) and the Florida Department of Transportation (“FDOT”).

Strengths

Unique and Valuable Infrastructure

We have the distinct advantage of building our Florida passenger rail system primarily on an existing rail corridor, which has the significant benefit of reducing both construction costs and completion times relative to greenfield rail systems. As the only uninterrupted rail corridor connecting Miami to Orlando and major communities along the east coast of Florida, our rail line will be extremely difficult to replicate and creates a significant barrier to entry to the market. Moreover, most passenger rail systems in the United States and globally operate on corridors that they access under temporary leases or similar arrangements and share with other independent third parties operating passenger or freight rail service. These temporary arrangements increase the cost of operating passenger service (requiring rent, access fees or concession payments), place limitations on operators of passenger rail service, and create renewal uncertainty at the end of the term of the lease. Subject to certain limitations, we own the permanent, perpetual and exclusive rights, privileges and easement, and therefore, we do not need to make concession payments to operate our business, which increases our profit margins.

Attractive Station Locations

We currently own our three stations in Miami, Fort Lauderdale and West Palm Beach. In Orlando, our station will be integrated into the Orlando International Airport’s new South Terminal and is owned by the airport and leased to us. All of our stations in South Florida are located in cities with dense populations, near government/business locations and major travel destinations and with multiple connections to public and private ground transportation, as well as local transit services. For example, our downtown Miami station is located within a five-block radius of numerous destinations, including PortMiami, American Airlines Arena, the Miami-Dade County government center complex and the Adrienne Arsht Center for the Performing Arts. The location is also served by both Metrorail (a 25-mile metropolitan rail service with approximately 20 million annual riders) and Metromover (a free, elevated automated people mover service for easy access to downtown Miami sites with approximately 9.5 million annual riders), and we expect it to become a stop for Tri-Rail (a commuter rail line with approximately 4.3 million annual riders) in the near future. We believe our station locations are irreplaceable and will result in a high level of passengers given the centralized locations and ease of connectivity.

Attractive Financial Profile

We expect that ticket sales will account for a significant majority of our revenue upon stabilization, while the remainder of our revenue will be generated from high-margin ancillary revenue attributable to food and beverage sales, merchandise sales, parking fees and long-term contracts relating to advertising, sponsorships and marketing affiliations (including naming rights), commissions from our travel partners and ground transportation extensions and other services. We believe our operating model is highly efficient and benefits from relatively predictable operating expenses. We believe that several features of our operating model enable us to react quickly to market demand, including scalable operations, flexible train and staff schedules and fares determined based on customer demand (as opposed to regulation), which provides us with the flexibility to reduce costs. Our rolling stock, composed of state-of-the art trains, will be maintained by Siemens Industry Inc. (“Siemens”) under a 30-year contract at a set price with established cost escalators, providing clarity on this meaningful expense. Additionally, while other express passenger rail operations generate high margins, they incur costs associated with leasing their corridors whereas we do not, which will benefit our margins.

Strong Private-Equity Sponsorship and Seasoned Management Team

Immediately following the completion of this offering, Brightline will continue to be majority owned by funds managed by an affiliate of Fortress (such funds, the “Fortress Funds”), one of the largest global investment managers in the world with significant experience investing in the rail sector, including prior successful investments in RailAmerica and Florida East Coast Railway. Our senior management team is comprised of seasoned executives with experience launching, developing and growing large-scale, complex projects involving passenger rail transportation, customer-centric business and the hospitality industry. In addition, our management team’s experience in their previous executive positions has included developing a wide range of complex infrastructure and construction projects both within and outside of Florida.

Corporate Information

We were formed as AAF Holdings B LLC, a limited liability company in Delaware in August 2013 and effected a name change to Brightline Holdings LLC in March 2018. The address of our principal executive offices is currently 161 NW 6th Street, Suite 900, Miami, FL 33136. Our website is currently www.gobrightline.com. Information on or accessible through our website is not part of this prospectus.

Prior to the closing of this offering, we intend to reorganize our existing corporate structure so that the issuer of our common stock is a Delaware corporation named Brightline Holdings Inc. The reorganization will be effected through the statutory conversion.

Our Principal Stockholder

We are a subsidiary of the Brightline Stockholder and, prior to the completion of this offering, all of our outstanding equity interests (other than equity incentive awards to our management) are owned by the Brightline Stockholder. Immediately following the completion of this offering, the Brightline Stockholder will own approximately          % of our outstanding common stock, or          % if the underwriters’ over-allotment option is fully exercised. This level of share ownership is sufficient to control the vote on matters and transactions requiring stockholder approval. The Brightline Stockholder is owned primarily by private equity funds managed by an affiliate of Fortress, a leading global investment manager. See “Risk Factors—Risks Related to Our Organization and Structure” and “Principal Stockholder.”

Immediately prior to the completion of this offering, we and the Brightline Stockholder intend to enter into an agreement that will provide a framework for our ongoing relationship with the Brightline Stockholder. For a description of this agreement, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Organizational Structure

We are a holding company that does not conduct any business operations of our own. The following chart summarizes our organizational structure following completion of this offering and our reorganization as a corporation in connection with this offering and reflects the contribution of certain subsidiaries of the Brightline Stockholder to the Company in connection with this offering.

Fortress Funds
99%
Florida East Coast Industries, LLC (Parent)
100%*
AAF Holdings LLC (Brightline Stockholder)
Public Shareholders
Brightline Holdings Inc. (NYSE:BRLN)
100%*
100%
Operating Subsidiaries**
Property Subsidiaries***

*	Certain wholly owned intermediate holding companies omitted for ease of presentation.
**	Includes Brightline Trains LLC, our primary operating subsidiary and the owner of our 50% interest in Florida DispatchCo LLC, and Brightline Management LLC, the entity that employs our employees.
***	Includes Space Coast Land Holdings LLC, Brevard County Property Holdings LLC and AAF Jacksonviller Segment LLC, each of which own certain of our real property interests.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act”;
•	only two years of audited financial statements are required in addition to any required interim financial statements, and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations; and
•	(i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these provisions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by us of more than $1.07 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies.

Risks Associated With Our Business

Our ability to implement our business strategy is subject to numerous risks, as more fully described under the heading “Risk Factors” in this prospectus. These risks include, among others, that:

•	we have limited revenue and cash flows and limited history constructing and operating a passenger railroad;
•	our historical financial information may not be representative of the results we would have achieved as a separate stand-alone company and may not be a reliable indicator of our future performance or results;
•	we have not yet begun construction of the Tampa Expansion, and there can be no assurance that the Tampa Expansion will operate as described herein, or at all;
•	there can be no assurances that our operations will extend beyond our Florida passenger rail system, and our Florida passenger rail system may be our only means of generating revenue;
•	our ability to extend beyond our Florida passenger rail system may be materially adversely affected by many known and unknown factors;
•	the estimates of future ridership and revenue of our proposed Florida passenger rail service contained herein are based on certain assumptions that may prove to be inaccurate;
•	adverse macroeconomic and business conditions could have an adverse impact on our business;
•	rising fuel costs could materially adversely affect our business;
•	severe weather, including hurricanes, and natural disasters could disrupt normal business operations;
•	we face possible catastrophic loss and liability and our insurance may not be sufficient to cover our damages or liability to others;
•	cost overruns and delays in the completion of the North Segment, as well as difficulties in obtaining requisite approval or sufficient financing to pay for such costs and delays, could have a material adverse effect on our business, financial condition, operating results, cash flows, liquidity and prospects;
•	the development costs of the North Segment are estimates only, and actual development costs may be higher than expected; and
•	our ability to complete construction of the North Segment of our Florida passenger rail system will be contingent on our ability to obtain certain land rights from Cocoa to Orlando which will require us to satisfy the conditions precedent to effect a definitive agreement with the Greater Orlando Airport Authority in connection with our Florida passenger rail system.

THE OFFERING

Common stock offered by us
            shares (or          shares, if the underwriters exercise in full their option to purchase additional shares).
Common stock to be outstanding immediately after this offering
            shares (or          shares, if the underwriters exercise in full their option to purchase additional shares).
Common stock to be owned by the Brightline Stockholder after this offering shares.
Option to purchase additional shares
We have granted the underwriters an option to purchase up to          additional shares. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”
Use of Proceeds
We will receive net proceeds of approximately $       million (or approximately $       million if the underwriters exercise their option to purchase additional shares) from the sale of the common stock by us in this offering assuming an initial public offering price of $       per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated offering expenses and underwriting discounts and commissions payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $       million. We intend to use the net proceeds from this offering, together with debt financing, to complete the construction of the North Segment of our Florida passenger rail system. See “Use of Proceeds.”
Dividends
We do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Certain of our debt agreements limit, and our debt agreements in the future may limit, the ability of certain of our subsidiaries to pay dividends or make loans or other distributions to us. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources” and “Dividend Policy.”
Stockholders’ Agreement
We expect to enter into a stockholders’ agreement with the Brightline Stockholder that would provide certain rights to the Brightline Stockholder with respect to, among other things, the designation of directors for nomination and election to our board of directors, as well as certain rights to registration for certain of our securities beneficially owned, directly or indirectly, by the Brightline Stockholder and Fortress and its affiliates. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Risk Factors
See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed New York Stock Exchange Symbol
We intend to apply to have our common stock listed on the NYSE under the symbol “BRLN.”

SUMMARY COMBINED FINANCIAL INFORMATION

The following table presents our summary combined financial data for the periods and as of the dates indicated.

The statement of operations data for the six months ended June 30, 2018 and 2017 and the balance sheet data as of June 30, 2018 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2017 and 2016 and the balance sheet data as of December 31, 2017 and 2016 have been derived from our audited combined financial statements included elsewhere in this prospectus. The unaudited condensed combined financial statements were prepared on the same basis as our audited combined financial statements. In our opinion, such financial statements include all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information for those periods.

Our historical combined financial statements have been prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and are derived from the Brightline Stockholder’s and our Parent’s accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from the Brightline Stockholder and our Parent. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. You should read the summary combined financial information presented below in conjunction with the information included under the headings “Capitalization,” “Selected Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in thousands)	2018	2017	2017	2016
Statements of Operations Data:
Revenues
Passenger and customer related	$2,064	$—	$—	$—
Other	238	—	—	—
Total operating revenues	2,302	—	—	—
Operating expenses
Salaries, wages and benefits	14,762	12,336	16,487	13,889
Equipment maintenance	5,578	989	2,337	—
Maintenance of way	3,671	897	3,520	1,065
Fuel	847	27	23	—
Rent	2,025	333	839	405
Other operating expenses	3,659	1,626	4,482	2,325
General and administrative	15,470	6,408	15,833	6,947
Depreciation and amortization	10,534	367	880	360
Total operating expenses	56,546	22,983	44,401	24,991
Operating loss	(54,244)	(22,983)	(44,401)	(24,991)
Other income (expense)
Loss on extinguishment of debt	—	—	(327)	—
Interest income (expense), net	(2,224)	15	—	—
Other income	146	26	78	—
Total other income (expense)	(2,078)	41	(249)	—
Net loss and comprehensive loss	$(56,322)	$(22,942)	$(44,650)	$(24,991)
	As of June 30,	As of December 31,
	2018	2017	2016
Balance Sheet Data:
Properties and equipment, net and investment in rail	$1,440,128	$1,332,572	$985,657
Total assets	1,789,990	1,774,354	1,258,870
Long-term debt	581,493	581,252	32,223
Invested equity – Parent’s net investment	1,069,788	1,084,210	1,129,646

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with other information set forth in this prospectus before investing in our common stock. If any of the following risks or uncertainties actually occur, our business, financial condition, prospects, results of operations and cash flow could be materially and adversely affected. In that case, the market price of our common stock could decline and you may lose all or a part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations or cash flows. We cannot assure you that any of the events discussed in the risk factors below will not occur.

Risks Related to Our Business

Our limited revenue and cash flows and our limited history constructing and operating a passenger railroad makes evaluating our business and future prospects difficult, and may increase the risk of your investment. There can be no guarantee that we will achieve profitability and generate positive operating cash flows in the future.

We recently commenced service between Miami and West Palm Beach, Florida. Accordingly, we only began generating cash flows from operations in 2018. Prior to the South Segment, we had not independently constructed or managed a passenger railroad, and we have never independently constructed or managed a passenger railroad outside of Florida. We have commenced early works construction on the North Segment and the related facilities, but do not expect this service to be operational until 2021. We are also advancing plans for the construction of the Tampa Expansion and intend to expand to travel corridors in North America in the future. Our limited construction and operating history limits our ability to accurately evaluate our business and future prospects. Accordingly, we are subject to all the risks inherent in the establishment of a passenger railroad. Our limited operating history also may limit your ability as an investor to evaluate our prospects due to our lack of historical financial data, our unproven potential to generate profits and our limited experience as a new company in addressing issues that may affect our ability to manage the construction, operation or maintenance of a passenger rail service.

Our future liquidity may be affected by the timing of construction financing availability in relation to the incurrence of construction costs and other outflows and by the timing of receipt of cash flows in relation to the incurrence of project and operating expenses. Also, if we are unable to use available liquidity sources, or if such liquidity sources are not sufficient to cover any unexpected expenses, we may not have access to the funds required to pay the unexpected expenses. Our inability to pay costs as they are incurred could negatively affect us. Moreover, many factors (including factors beyond our control) could result in a disparity between liquidity sources and cash needs, including factors such as construction delays and breaches of agreements. In addition, if our actual capital or operating costs are higher than anticipated, our Florida passenger rail system is not successfully and timely completed, or our revenues are lower than currently anticipated, the profitability of our operations will be harmed, which could adversely affect our ability to generate positive operating cash flows and achieve profitability in the future.

We may not be successful in implementing our proposed business strategy.

Our business strategy is to build passenger rail systems where there is access to existing travel corridors and the potential to connect highly populated cities with substantial intercity travel and separated by distances that are “too long to drive, too short to fly.” There can be no assurances that we will be successful in implementing this strategy. You must consider the risks and difficulties we face as a passenger rail company with limited construction and operating history. If we do not successfully address these risks, our business, prospects, operating results and financial condition will be materially and adversely harmed.

We are significantly dependent, in the near term, upon our service in the South Segment for revenue and cash, and our future success will be dependent upon our ability to develop and construct new passenger rail systems in the North Segment and beyond. We currently operate between Miami and West Palm Beach. Service to Orlando is not expected to commence until 2021, with Tampa service expected to follow. Our Florida passenger rail system and any future rail systems we may develop are subject to the operating risks described herein, including, but not limited to, our ability to attract passengers, sell tickets, generate revenue and income from ancillary sources or obtain funding from additional financing sources to construct future systems and expansions beyond the South Segment.

If our business strategy is not successfully implemented, we may not be able to generate cash flows, which could have a material adverse impact on our business, contracts, financial condition, operating results, liquidity and prospects.

Our historical financial information may not be representative of the results we would have achieved as a separate stand-alone company and may not be a reliable indicator of our future performance or results.

The historical financial information included in this prospectus has been derived from the Brightline Stockholder’s and our Parent’s accounting records and is limited to only two years of audited combined financial statements. The Brightline Stockholder and our Parent did not separately account for our business, and we did not operate as a separate, stand-alone company for any of the historical periods presented. Therefore, our historical financial information may not reflect what our financial condition, results of operations or cash flows would have been had we been a separate, stand-alone public company prior to the completion of this offering or what our results will be in the future. This is primarily a result of the following factors:

•	our historical financial results reflect allocations of corporate expenses from the Brightline Stockholder and our Parent instead of the expenses we will incur as a stand-alone public company;
•	our working capital requirements and our historical construction activities were funded by the Brightline Stockholder, primarily through its borrowings. After this offering, the Brightline Stockholder and our Parent will not be required, and do not intend, to provide us with additional funds to finance our operations or construction activities, so we may in the future need to obtain additional financing from lenders, through one or more public offerings or private placements of debt and/or equity securities, municipal bonds or other sources of governmental or semi-governmental financing, strategic relationships or other arrangements; and
•	significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as an independent public company. These changes could result in increased costs associated with reduced economies of scale, stand-alone costs for services currently provided by the Brightline Stockholder and our Parent and the legal, accounting, compliance and other costs associated with being a public company with equity securities traded on the NYSE.

The Company has not yet begun construction of the Tampa Expansion, and there can be no assurance that the Tampa Expansion will operate as described herein, or at all.

Though we have engaged in discussions with regulatory authorities with respect to the development of the Tampa Expansion, we have not yet entered into any legally binding agreements with respect to the Tampa Expansion, nor have we begun designing, engineering or constructing the related infrastructure or station. We have also not yet obtained any necessary regulatory approvals, right of ways, permits, consents, licenses, entitlements or other authorizations for the construction and operation of the Tampa Expansion. If we are unable to enter into favorable contracts or to obtain necessary regulatory approvals, right of ways, permits, consents, licenses, entitlements or other authorizations, we may not be able to construct and operate the Tampa Expansion as described herein, or at all. In addition, we have submitted a proposal to the State of Florida for a right of way required to construct the Tampa Expansion. The state is undertaking a standard process to offer an opportunity for other parties to make an alternative bid for the right of way. There is no guarantee that we will be the successful bidder for the right of way. Expenses related to our pursuit of contracts, regulatory approvals and other authorizations related to the Tampa Expansion may be significant and will be incurred by us regardless of whether the Tampa Expansion is ultimately constructed and operational.

In addition, construction and operation of the Tampa Expansion will be subject to the risks applicable to the North Segment and the rest of our Florida passenger rail system as set forth herein, including, but not limited to:

•	we may incur significant cost overruns and delays in the completion of the Tampa Expansion, as well as difficulties in obtaining requisite approval or sufficient financing to pay for such costs and delays;
•	if the Tampa Expansion is not completed or operational on the schedule and in the manner anticipated, we may not generate sufficient revenue to be profitable in the anticipated timeframes or at all;
•	we will incur significant capital and operating expenditures while we develop and construct the Tampa Expansion;

•	construction of the Tampa Expansion is dependent upon obtaining substantial additional funding from various sources, which may not be available or may only be available on unfavorable terms;
•	we will be dependent on third-party suppliers for the successful completion and success of the Tampa Expansion;
•	our ability to complete construction of the Tampa Expansion will be contingent on our ability to obtain certain land rights;
•	our ability to obtain and maintain required environmental permits or other governmental authorizations and approvals, including the successful completion of any associated environmental impact reviews or other studies;
•	any liquidated damages provision in our construction contracts may not be sufficient to protect us against exposure to actual damages we may suffer for delay in completion of the Tampa Expansion;
•	the financial resources of our contractors may be insufficient to fund cost overruns or liquidated damages for which they are responsible under their contracts with respect to the Tampa Expansion;
•	we may be subject to litigation by private parties or governmental authorities regarding aspects of any Tampa Expansion, which could increase our costs or delay or prevent the expansion; and
•	we will be subject to governmental regulations relating to the Tampa Expansion, which could impose significant costs on the Tampa Expansion and could impede the timely completion or operation of the Tampa Expansion.

The actual construction and capital costs of the Tampa Expansion may be significantly higher, and the time to complete the Tampa Expansion may be significantly longer, than our current estimates. If we are unable to construct and operate the Tampa Expansion as described herein, or if the Tampa Expansion, when and if constructed, does not accomplish the goals described herein, our business, financial condition, operating results, cash flows, liquidity and prospects could be materially adversely affected.

There are no assurances that Company’s operations will extend beyond our Florida passenger rail system, and our Florida passenger rail system may be our only means of generating revenue. The Company’s ability to extend beyond our Florida passenger rail system may be materially adversely affected by many known and unknown factors.

Any expansion outside Florida will require significant planning and development prior to the commencement of any construction or operations. Such development would include identifying and acquiring required approvals, permits and land rights and completing environmental, engineering and ridership studies to determine the desirability and feasibility of constructing and operating a passenger rail system in that market. We currently do not have any experience developing, constructing or operating a passenger rail system outside Florida, and therefore have no experience with construction companies, suppliers, governmental entities or local communities in other markets. As such, we may face obstacles and risks in developing these passenger rail systems that are currently not known. There can be no assurance that we will be able to expand as planned or desired, or that such expansion will occur at all.

Any future rail systems we may develop will be subject to significant economic, competitive, regulatory and operational uncertainties, contingencies and risks, many of which are beyond our control, including, but not limited to:

•	difficulties in obtaining required land rights, permits, consents, approvals, licenses, entitlements and other authorizations from governmental agencies and other third parties for these potential markets, including the successful completion of any associated environmental impact reviews or other studies;
•	incurrence of significant expenses, including, but not limited to, costs associated with construction and compliance with state and local laws and regulations (such as permit requirements, environmental regulations and taxation policies);
•	difficulties in obtaining access to existing transportation corridors in order to quickly and cost effectively plan, permit and build the rail system;
•	difficulty contracting with local construction companies, suppliers and service providers and obtaining materials used in the construction of rail systems, such as track and rolling stock materials;

•	litigation by private parties or governmental authorities, which could increase our costs or delay or prevent the construction or operation of rail systems; and
•	competition from other passenger rail system operators or other modes of transportation.

Furthermore, our ability to expand is dependent on our ability to raise funds through various potential sources, including equity and/or debt financing.

If we are not successful expanding our operations beyond our Florida passenger rail system, this system will be our only means of generating revenue and we would not be able to generate additional cash flows, which could have a material adverse impact on our business, contracts, financial condition, operating results, liquidity and prospects.

The estimates of future ridership and revenue of our proposed Florida passenger rail service contained herein are based on certain assumptions that may prove to be inaccurate. Actual results could differ from the estimates contained in this prospectus.

This prospectus contains estimates of the future ridership, revenue and profitability of our proposed Florida passenger rail service. These estimates should not be viewed as guidance or management’s view of the Company’s projected earnings and are not based on the Company’s historical operating results. These estimates are based upon various assumptions, including those set forth in the Ridership and Revenue Study and the Operations and Maintenance and Ancillary Revenue Report, and are inherently subject to significant uncertainties, the degree of which increases with each successive period presented. For example, these estimates assume that we will be able to successfully complete and operate the South Segment, the North Segment and the Tampa Expansion on the schedule and in the manner anticipated. If we are unable to timely complete or operate the North Segment or the Tampa Expansion, or at all, we may have fewer passengers and generate less revenue than as set forth in these estimates. Experience from actual operation of the railroad and construction of our Florida passenger rail system and any future rail systems we may develop may identify new or unexpected conditions that could reduce the rate of construction below, or increase capital or operating costs above, current estimates for our Florida passenger rail system. The uncertainty of the estimates is particularly heightened given the Company’s limited operating history, track record and historical financial statements on which to base the estimates. Actual results may differ materially, and the assumptions on which these estimates are based are subject to numerous risks and uncertainties, a number of which are beyond the Company’s control. If actual results are less favorable than the estimates and assumptions contained in this prospectus, we could be materially adversely affected.

These estimates were not prepared with a view toward compliance with published guidelines of the SEC, the American Institute of Certified Public Accountants, any regulatory or professional agency or body, or GAAP.

Adverse macroeconomic and business conditions could have an adverse impact on our business.

Our ridership will be affected by the overall economic conditions of each potential rail system’s state and local region and dependent on the employment and disposable income of our passengers. Adverse economic conditions could also affect our costs for insurance and our ability to acquire and maintain adequate insurance coverage for risks associated with the passenger rail line business if insurance companies experience credit downgrades or bankruptcies.

Given the localized nature of our initial passenger rail system in Florida and the services we intend to provide with that system, our initial ridership will generally be affected by overall economic conditions in Florida and the Southeastern United States. The condition of international economies, including the Caribbean, South America, Europe and Asian economies, may also affect our revenues, as it may lead to a decreased number of tourists in Florida from these regions.

Furthermore, we will compete directly with other modes of transportation, including cars, buses, other passenger rail services and air travel. If these alternative methods of transportation become more cost-effective or attractive to our customers due to macroeconomic or legislative changes, our operating results, financial condition and liquidity could be materially adversely affected.

A deterioration of macroeconomic, business and financial conditions, particularly in Florida and the Southeastern United States, could have a material adverse effect on our operating results, financial condition and liquidity.

Rising fuel costs could materially adversely affect our business.

Fuel prices and supplies are influenced significantly by international, political and economic circumstances, and we do not currently hedge against fuel price fluctuations. Accordingly, if fuel supply shortages or unusual price volatility were to arise for any reason, the resulting higher fuel prices would significantly increase our operating costs. Increases in fuel price may only be passed along to our customers through increased ticket prices, which is often with delayed effect. In addition, we may elect not to pass along such increases because they could result in a decrease in ridership. Moreover, there are no assurances that these increases would cover the entire fuel price increase for a given period, or that competitive market conditions will effectively allow us to pass along this cost. While increases in prices may increase ridership, we may not be able to generate sufficient cash flows to offset higher operating costs, which could have a material adverse impact on our business, contracts, financial condition, operating results, liquidity and prospects.

Severe weather, including hurricanes, and natural disasters could disrupt normal business operations, which could result in increased costs and liabilities and decreases in revenues.

Substantially all of our operating assets are currently located on Florida’s eastern seaboard, which has experienced severe weather periodically in the past and may continue to experience severe weather in the future. In addition, climate change could result in an increase in the frequency and severity of these severe weather events. Severe weather conditions and other natural phenomena, including hurricanes and other severe storms, fires and floods, may cause significant damage, destruction and business interruptions and result in increased costs, increased liabilities and decreased revenue. For example, in September 2017, Hurricane Irma caused significant damage and disrupted normal business operations in Florida. Although our operations were not directly affected by Hurricane Irma, there can be no assurance that we will be spared the impact of other major natural disasters, which could have a material adverse effect on our business, financial condition, operating results, cash flows, liquidity and prospects.

We face possible catastrophic loss and liability and our insurance may not be sufficient to cover our damages or liability to others.

The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision and property loss, notwithstanding the safety protocols we have in place. In the course of constructing and operating a passenger rail service, spills or other environmental mishaps, cargo loss or damage, labor disputes or strikes or adverse weather conditions could result in a loss of revenues or increased liabilities and costs. A collision, derailment, leak, explosion, environmental mishap or other accident could cause serious bodily injury, death or extensive property damage, particularly if such accident occurs in a heavily populated area.

We intend to maintain insurance or otherwise insure against hazards in a manner that is consistent with industry practice against the accident-related risks involved in the conduct of our business and business interruptions due to natural disaster. In addition, due to the location of our assets on Florida’s eastern seaboard, we also intend to maintain windstorm coverage. However, we expect that this insurance will be subject to a number of limitations on coverage and substantial deductibles or self-insured retentions, depending on the nature of the risk insured against. This insurance may not be sufficient to cover our damages or damages to others and this insurance may not continue to be available at commercially reasonable rates. In particular, the market for windstorm coverage remains very limited and costly. It is unknown how much windstorm coverage we will purchase in the future and it is possible that our property will experience windstorm damage and utility service interruption in excess of insurance limits. In addition, we are subject to the risk that one or more of our insurers may become insolvent and would be unable to pay a claim that may be made in the future. Even with insurance, if any catastrophic interruption of service occurs, we may not be able to restore service without a significant interruption to operations which could have an adverse effect on our financial condition. For additional information regarding our insurance program, see “Business—Regulations—Insurance.”

In addition, certain losses may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses.

Cost overruns and delays in the completion of the North Segment, as well as difficulties in obtaining requisite approval or sufficient financing to pay for such costs and delays, could have a material adverse effect on our business, financial condition, operating results, cash flows, liquidity and prospects.

While construction of the South Segment is substantially complete, early works construction of the North Segment has only recently commenced and operation of the North Segment is not expected to commence until 2021. The actual construction and capital costs of our Florida passenger rail system may be significantly higher, and the time to complete the North Segment may be significantly longer, than our current estimates. While our management team has experience in the construction and operation of major infrastructure projects, including rail lines, we are a relatively new company and are subject to the inherent risks and uncertainty related to any such construction project. We have not yet executed construction contracts for certain aspects of the North Segment construction and, after doing so, as construction progresses, we may decide or be forced to submit change orders to our contractors that could result in longer construction periods, higher construction costs or both.

Key factors that may affect the timing of, cost of, or our ability to complete construction of the North Segment include, but are not limited to:

•	the ability to obtain additional necessary financing or capital for the construction of the North Segment, if necessary;
•	the issuance and/or continued availability and maintenance of necessary permits, licenses, approvals and agreements from governmental agencies and third parties as are required to construct and operate the rail line and the related facilities;
•	our ability to enter into satisfactory agreements with contractors and to maintain good relationships with these contractors in order to construct our proposed facilities (including rolling stock) within the expected cost parameters and time frame, and the ability of those contractors to perform their obligations under the contracts and to maintain their creditworthiness;
•	changes or deficiencies in the design or construction of the North Segment;
•	unforeseen engineering, environmental or geological problems;
•	potential increases in construction and operating costs due to changes in the cost and availability of fuel, power, materials and supplies;
•	the availability and cost of skilled labor and equipment;
•	health, safety and personal injury (to workers and others) incidents and site accidents;
•	potential opposition from governmental and non-governmental organizations, environmental groups, public interest or citizens groups, local or other groups, such as the opposition rallies that have occurred in certain counties in Florida, which may delay or prevent development activities;
•	local and economic conditions;
•	changes in legal and regulatory requirements;
•	force majeure events, including catastrophes and adverse weather conditions;
•	labor disputes and work stoppages; and
•	disputes and defaults with contractors, subcontractors, architects and engineers.

Delays in the completion of the North Segment could increase the cost of completion beyond the amounts that we estimate, which could require us to obtain additional sources of financing or capital to fund our operations until the North Segment is completed (which could cause further delays). Our ability to obtain financing or capital that may be needed to cover increased costs will depend, in part, on factors beyond our control. Even if we are able to obtain financing or capital, we may have to accept terms that are disadvantageous to us and that may have a material adverse effect on our current or future business, contracts, financial condition, operating results, cash flows, liquidity and prospects.

The development costs of the North Segment are estimates only, and actual development costs may be higher than expected.

Although construction of the South Segment of our Florida passenger rail system is substantially complete, our plans and specifications for the North Segment of our Florida passenger rail system are not fully complete. We have developed our budgets based on our plans as of the date of this prospectus, which are subject to change. In addition, we have not yet executed all construction contracts for the development of the North Segment.

While we believe that the overall budget for the development costs for our Florida passenger rail system is reasonable, a material amount of these development costs are only estimates which have not yet been negotiated with a contractor and the actual development costs may be significantly higher than expected. We have experienced cost overruns in connection with the construction of the South Segment and may also experience cost overruns in connection with the construction of the North Segment. For example, unforeseen or unexpected delays may increase the overall budget for our Florida passenger rail system and, under certain circumstances, we may be responsible for the increased costs. Furthermore, budgeted contingencies may not be sufficient to cover the full amount of such expenses.

Our ability to complete construction of the North Segment of our Florida passenger rail system will be contingent on our ability to obtain certain land rights from Cocoa to Orlando which will require us to satisfy the conditions precedent to effectuate a definitive agreement with the Greater Orlando Airport Authority (“GOAA”) in connection with our Florida passenger rail system.

We have executed various agreements with GOAA relating to the North Segment, including the lease for our Orlando station location, the lease of land for the development of a vehicle maintenance facility, and an easement over a portion of the corridor between Cocoa and Orlando, that are subject to the satisfaction of certain conditions in order to be released from escrow or be consummated. The escrowed agreements are set to expire on December 31, 2018. We plan to request an extension should the conditions to release not be timely met; however, there are no assurances that such extension will be granted. We have met all requisite conditions for release, except for the condition that we must have the financial wherewithal to complete our Florida passenger rail system. There can be no assurance that this pending condition will be satisfied. If we are unable to satisfy the condition, we may be unable to implement or complete our business plan and our Florida passenger rail system may ultimately be unsuccessful.

If effectuated, our lease, easement and other use agreements with FDOT, GOAA and the Central Florida Expressway Authority (“CFX”) will contain terms and conditions particular to contracts with governmental entities that are inherently risky and could have an adverse effect on our financial condition.

Our agreements with FDOT, GOAA and CFX for our Florida passenger rail system will not contain reciprocal indemnification obligations and will provide, among other things, that such parties have not waived sovereign immunity in tort under the constitution and laws of Florida and have limited liability in certain cases. As a result, we may not be able to enforce our rights fully under these agreements or obtain an adequate remedy in the event that any of these parties breaches its obligations. Further, the parties to these agreements have rights to terminate these contracts under certain scenarios.

A portion of the costs required to design, develop, construct, equip, license, finance and open our Florida passenger rail system is not guaranteed in that we have not yet entered into contractual commitments for certain aspects of the North Segment.

We have not yet entered into certain construction contracts for the completion of the North Segment, including contracts for the construction of rail infrastructure and our Orlando vehicle maintenance facility, as well as contracts for the completion of signage, off-site roadway work and utility connections. We will be responsible for those costs, including any cost overruns incurred as part of the completion of all the elements of our Florida passenger rail system. While we believe that the overall budget for the development costs for the North Segment is reasonable, not all the work is currently covered by contractual commitments and these development costs are estimates and the actual development costs may be higher than expected. The estimates for this work may increase and, as a result, we may choose to reduce the scope of the work, revise the design criteria and modify design components to reduce the costs of constructing the North Segment. Any such reduction in scope or change in design criteria or design components could adversely affect our economic prospects, to the detriment of the investors. Any inability by us to pay development costs as they are incurred could negatively affect our company and our business operations and prospects.

Although we have budgeted more than $165 million in contingency funds, this amount may not be sufficient to cover the full amount of such overruns. If we are unable to use these contingency funds or if these contingency funds are not sufficient to cover these costs, we may not have the funds required to pay the excess costs, which may adversely impact our business, contracts, financial condition, operating results, liquidity and prospects.

Once established, the limits on pricing under our remaining construction contracts may increase, and we may be responsible for the amount of any increase.

Although we plan to have most of our construction contracts subject to a fixed price or a guaranteed maximum price that requires the contractors to achieve substantial completion of their respective portions of the North Segment within a prescribed schedule, the fixed price and/or guaranteed maximum price may be appropriately increased, and the deadline for substantial completion of construction may be appropriately adjusted, on account of, among other things:

•	changes of a certain magnitude in the design documents or deficiencies in the design documents;
•	certain concealed or unknown physical conditions of an unusual nature which differ materially from those indicated in the contract documents or ordinarily encountered;
•	changes of a certain magnitude requested or directed by us in the scope of the work to be performed pursuant to the construction contract;
•	abnormal weather conditions, labor disputes or fire, in each case, that are not the responsibility of our contractor(s) or others working for or through such party, or other causes beyond their reasonable control that are or were not preventable or avoidable by reasonable efforts and due diligence by any such party or others working for or through such party;
•	delays caused by an inability to continue work on the North Segment in accordance with the contemplated schedule; and
•	delays caused by us, our architects or engineers or any consultant or employee thereof.

While our construction budget provides for a contingency amount of more than $165 million to cover cost overruns, there can be no guarantee that this contingency amount will be sufficient to cover any or all matters for which we may bear responsibility under these contracts. Similarly, we cannot guarantee that we will be able to obtain the remaining required construction contracts with fixed prices or guaranteed maximum prices on terms satisfactory to us. As a result, we would be responsible for any costs incurred in excess of our budget. Any such cost increase could have a significant negative impact on our financial condition and plan of operations.

The liquidated damages provision in our construction contracts may not be sufficient to protect us against exposure to actual damages we may suffer for delay in completion of the North Segment.

Many of our signed construction contracts require, and future agreements are expected to require, our contractors to achieve substantial completion within a prescribed timeframe and many of our contracts (but not all) will impose on them, subject to various permitted exceptions, liquidated damages of a certain per diem amount for each day by which they fail to satisfy that requirement. However, in most circumstances, the aggregate amount of such liquidated damages payable to us will be limited (e.g., the cumulative sum of liquidated damages payable by a contractor may be limited to the sum of the fee to be paid to such contractor under its contract). We cannot assure you that construction will be completed on schedule and, if completion of the construction is delayed, our actual damages will likely be well in excess of any liquidated damages that may be payable to us by our contractors. We will be responsible for bearing any such excess damages, which may adversely affect our ability to complete construction of the North Segment within our anticipated budget, on time or at all. In addition, to the extent that our contracts contain terms that require the payment of liquidated damages in the event of delays, we are subject to the risk that delays are encountered that are not attributable to the party engaged by us and that liquidated damages would not be due to us at all as a result.

We are dependent on third-party suppliers for the successful completion and success of our Florida passenger rail system.

We may face increased prices or significant shortages of locomotive and rail supplies, since we are dependent on certain key suppliers of locomotives and rail who are in short supply. The capital-intensive nature, as well as the industry-specific requirements of the rail industry, limits the number of suppliers of core railroad items, such as locomotives and rolling stock equipment. If any of the current manufacturers stops production or experiences a supply shortage, we could experience a significant cost increase or material shortage.

Any changes in the competitive landscapes of these limited supplier markets could also result in increased prices or significant shortages of materials. Additionally, we compete with other industries for available capacity and raw materials used in the production of locomotives and certain track and rolling stock materials.

Adverse developments in international relations, new trade regulations, disruptions in international shipping or increases in global demand could make procurement of supplies more difficult or increase our operating costs. Any delay in the receipt of key equipment may impede our ability to complete or operate our Florida passenger rail system in a timely and cost-efficient manner, which could have a material adverse effect on our business, financial condition, operating results, cash flows, liquidity and prospects.

We are dependent on third-party contractors and service providers for the successful completion and operation of our Florida passenger rail system.

Timely and cost-effective design and completion of our Florida passenger rail system in compliance with agreed specifications is central to our business strategy and is highly dependent on the performance of the third-party contractors we engage. Our contractors’ ability to perform successfully is dependent on a number of factors, including, but not limited to, their ability to:

•	design and engineer each of the required facilities and infrastructure to operate in accordance with specifications and applicable laws;
•	engage and retain third-party subcontractors and procure equipment and supplies;
•	respond to difficulties such as equipment failure, delivery delays, schedule changes and failure to perform by subcontractors, some of which are beyond their control;
•	attract, develop and retain skilled personnel;
•	post required construction bonds and comply with the terms thereof;
•	manage the construction process generally, including coordinating with other contractors and regulatory agencies; and
•	maintain their own financial condition, including adequate working capital.

Although some agreements may provide for liquidated damages if the contractor fails to perform in the manner required with respect to certain of its obligations, the events that trigger a requirement to pay liquidated damages may delay or impair the operation of our Florida passenger rail system, and any liquidated damages that we receive may not be sufficient to cover the damages that we suffer as a result of any such delay or impairment. The obligations of our contractors to pay liquidated damages under any such agreements may be subject to caps on liability. Furthermore, we may have disagreements with our contractors about different elements of the construction process, which could lead to the assertion of rights and remedies under their contracts and increase the cost of our Florida passenger rail system or result in a contractor’s unwillingness to perform further work on our Florida passenger rail system. If any contractor is unable or unwilling to perform according to the negotiated terms and timetable of its respective agreement for any reason or its agreement is terminated, we would be required to engage a substitute contractor, which would require the prior approval of the original contractor’s surety. This would likely result in significant project delays and increased costs, which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flows, liquidity and prospects. See “—We may be subject to litigation, which could have a material adverse effect on our ability to complete our Florida passenger rail system in a timely manner or our business, financial condition, operating results, cash flows, liquidity and prospects.”

Additionally, we depend on a number of service providers in the operation of the railroad. For example, we depend on Siemens to provide all warranty repairs and maintenance on our rolling stock. While our agreement with Siemens defines a standard of performance we do not directly control Siemens. Siemens may fail to meet the performance standards promised to us or suffer disruptions that could negatively impact their service or cause them to fail to perform services reliably, professionally or at the high standard of quality that we expect. Any such failure by Siemens may materially adversely affect our business. In addition, we are highly dependent on Florida East Coast Railway, L.L.C. (“FECR”) for track maintenance and other services they provide in connection with the operation of our system. Our business could be materially adversely affected if our customers believe that our services are unreliable or unsatisfactory.

Shared use of our rail corridor with freight operations could have an adverse effect on our ability to utilize our railway efficiently, which could impact our operations and financial condition.

FECR owns the fee simple title in the existing rail right-of-way along Florida’s east coast from Miami to Jacksonville and owns the existing railroad infrastructure within our rail corridor (other than a portion of the rail corridor in the South Segment owned by us). We own the permanent, perpetual and exclusive rights, privileges and easement over and across the real property within FECR’s main line right-of-way between Miami and Cocoa, Florida for passenger rail purposes. We may also incur additional liability, casualty and property risks as a result of shared use of the corridor with freight railroad operations and, in the event that FECR is unable to pay any maintenance or repair costs, we may be required to pay such costs to maintain our services, which could adversely affect our operations and financial condition.

While the Second Amended and Restated Joint Use and Operating Agreement dated as of December 27, 2016, as amended on June 30, 2017, and as summarized in the Memorandum of Joint Use Agreement (Shared Infrastructure) dated June 30, 2017 (the “Joint Use Agreement”), provides for the allocation of liability between FECR and us in the case of accidents, and requires both carriers to maintain appropriate insurance coverage, there are no assurances that any such liabilities will not have a material adverse effect on our business, financial condition and operating results.

Shared use of our corridor with Tri-Rail could have an adverse effect on our ability to utilize our railway efficiently, which could impact our operations and financial condition.

We are constructing incremental infrastructure at our Miami station that will allow the South Florida Regional Transportation Authority (“SFRTA”) to provide commuter rail service. We estimate the cost for this additional construction to be approximately $65 million. We have entered into an agreement with SFRTA that will obligate the public agency to reimburse the incremental infrastructure costs over a fixed period of time. As of June 30, 2018, we had a balance of $2.4 million related to costs that were not yet reimbursed by SFRTA. Our ability to receive the full reimbursement is contingent on SFRTA receiving funds from several other local and state public agencies. SFRTA has negotiated with these relevant local and state agencies, but each agency will have to issue bonds or appropriate the funds according to the funding schedule, to the extent they have not done so already. There is a risk that a public agency’s revenues will not provide coverage for its funding commitments in a future fiscal year.

Additionally, we have entered into an operating agreement with SFRTA and have finalized associated ancillary agreements to allow SFRTA to expand Tri-Rail commuter rail service and establish a new commuter rail service on our rail corridor. SFRTA will need to secure capital to construct additional infrastructure in the corridor to maintain our on time performance targets, and there is no assurance that SFRTA will get the requisite funding to establish this commuter rail service or that the new rail service, if established, will not adversely affect the efficiency of our rail service.

The financial resources of our contractors may be insufficient to fund cost overruns or liquidated damages for which they are responsible under their contracts.

Under the expected terms of the majority of our construction contracts regarding the North Segment, the parties engaged by us will be responsible for all construction costs covered by the construction contract that exceed the fixed price or guaranteed maximum price contained in the contract, subject to specific conditions and limitations. Nevertheless, we cannot assure you that any contractor will have sufficient financial resources to fund any cost overruns or liquidated damages for which it is responsible under its contract. Furthermore, while bonds or other insurance posted by these parties and/or their subcontractors may be available, those instruments may also be insufficient to cover any shortfall and would require a time-consuming claims process to be pursued in order to obtain recovery. As such, we may need to pay these excess costs in order to complete construction of the North Segment. If the opening of the North Segment is materially delayed, it could materially and adversely affect our plan of operations and financial condition.

We may experience increased labor costs and the unavailability of skilled workers or our failure to attract and retain key personnel could adversely affect us.

We are dependent upon the available labor pool of skilled employees. We compete with other infrastructure and transportation companies and other employers for qualified personnel with the technical skills and experience required to construct and operate a passenger rail line and to provide our customers with the highest quality service.

We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. A shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for us to attract and retain personnel and could require an increase in the wage and benefits packages that we offer, thereby increasing our operating costs. In addition, the rail industry in general is heavily unionized, which could increase our labor costs substantially. Any increase in our labor costs could materially and adversely affect our business, contracts, financial condition, operating results, cash flows, liquidity and prospects.

We depend on our senior management team to grow and operate our business, and if we are unable to hire, retain, manage, and motivate our key personnel, or if our new personnel do not perform as we anticipate, our business may be harmed.

Our future success depends on our continued ability to identify, hire, develop, manage, motivate, and retain qualified personnel, particularly those who have specialized skills and experience in the development and operation of passenger rail systems. In particular, we are highly dependent on our president and chief operating officer and certain other members of senior management.

We do not have long-term employment agreements with members of our senior management team, and we do not maintain key person life insurance for any employee. Any changes in our senior management team may be disruptive to our business. If we fail to retain or effectively replace members of our senior management team, or if our senior management team fails to execute our plans and strategies, our business, results of operations and financial condition could be harmed.

We are at risk of losses and adverse publicity stemming from accidents or service disruptions involving rail services.

Incidents involving rail services, media coverage thereof, as well as adverse media publicity concerning the rail industry in general, could impact demand for our service. Equipment failures, delays (including any delay in implementing our PTC system), temporary cancellations of schedules, collisions, derailments, collisions with FECR freight trains or cars, or any deterioration in the performance or quality of any of our services could result in personal injuries, damage of goods, customer claims of damages, customer refunds, significant tort liability and loss of goodwill. These problems may also lead to decreases in passengers and revenue, damage to our reputation and unexpected expenses or may divert management’s attention away from the operation of our passenger rail line, any one of which could materially and adversely affect our business. In addition, any events which impact the rail or travel industry more generally may negatively impact guests’ ability or desire to travel by rail, or interrupt our ability to obtain services and goods from key vendors in our supply chain. Any of the foregoing could have an adverse impact on our results of operations and on future industry performance.

Maintaining a good reputation is critical to our business. Reports and media coverage of rail incidents, including improper conduct by our employees, passengers or agents, crimes, security breaches, terrorist threats and attacks, derailments and other adverse events can result in negative publicity, which could lead to a negative perception regarding the safety of our passenger rail line and the satisfaction of our passengers. Anything that damages our reputation, whether or not justified, could have an adverse impact on demand, which could lead to a reduction in our sales and profitability.

Future acts of terrorism or war, as well as the threat of war, may cause significant disruptions in our business operations.

Terrorist attacks, such as those that occurred on September 11, 2001, as well as the more recent attacks on the transportation systems in Madrid and London, and government response to those types of attacks and war or risk of war may adversely affect our results of operations, financial condition or liquidity. Our Florida passenger rail system could be a direct target or indirect casualty of an act or acts of terror. Such acts could cause significant business interruption and result in increased costs and liabilities and decreased revenues, which could have an adverse effect on our operating results and financial condition. Any act of terror, retaliatory strike, sustained military campaign or war or risk of war may have an adverse effect on our operating results and financial condition by causing or resulting in unpredictable operating or financial conditions, including disruptions of rail lines, volatility or sustained increase of fuel prices, fuel shortages, general economic decline and instability or weakness of financial markets which could restrict our ability to raise capital. In addition, insurance premiums charged for some or all of our coverage could increase dramatically or certain coverage may not be available to us in the future. Any such terrorist attack, whether or not insured, could materially and adversely affect our business, contracts, financial condition, operating results, cash flows, liquidity and prospects.

If we fail to maintain the security of information relating to our passengers, employees, contractors or others, whether as a result of cybersecurity attacks or otherwise, we could be exposed to data loss, litigation, government investigations and costly response measures, which could disrupt our operations and harm our reputation.

From time to time, we will have access to, collect, maintain or transmit private or confidential information regarding our passengers, employees, contractors and others, as well as our business. Although we intend to have procedures in place to safeguard such data and information, cyber-attacks are rapidly evolving and becoming increasingly sophisticated. It is possible that computer hackers and others might compromise our security measures or those that we do business with and obtain the personal information of our passengers, employees, contractors and others or our business information. A security breach of any kind could expose us to the risk of data loss, litigation, government investigations and costly response measures, and could disrupt our operations. Any resulting negative publicity could significantly harm our reputation, which could in turn cause us to lose passengers and have an adverse effect on our business and operating results.

Our reliance on technology and technological improvements may negatively impact our company.

We rely on technology and technology improvements in our business operations. If we experience significant disruption or failure of one or more of our information technology systems, including computer hardware, software, and communications equipment, we could experience a service interruption, a security breach, or other operational difficulties. Additionally, if we do not have sufficient capital to acquire new technology or are unable to implement new technology, we may suffer a competitive disadvantage within the rail industry and with companies providing other modes of transportation service.

We may be subject to litigation, which could have a material adverse effect on our ability to complete our Florida passenger rail system in a timely manner or our business, financial condition, operating results, cash flows, liquidity and prospects.

From time to time, we may be involved in or subject to claims, litigation or other proceedings that, if adversely determined, could have a material adverse effect on us and our ability to complete our Florida passenger rail system in a timely manner.

In addition, we may be subject to claims in the ordinary course of business during the construction of our Florida passenger rail system by contractors, construction workers or others who may be injured during such construction. In the course of the operation of our Florida passenger rail system, we may also be subject to claims by our customers as result of any accidents or other incidents that may occur in connection with rail travel or by employees. Risks associated with legal liability are often difficult to assess or quantify and their existence and magnitude may not be known for significant periods of time. While we maintain insurance policies that we believe are appropriate for purposes of the construction of our Florida passenger rail system and the operation of the railroad, the amount of insurance coverage may not cover, or be sufficient to cover, individually or in the aggregate, any pending, threatened or potential future claims involving, or related to, our Florida passenger rail system or the operation thereof.

Sponsorships and advertising sales may not produce revenue at the levels we expect or at all.

We expect to generate a significant portion of our ancillary revenue from advertising placements and sponsorships, including the sale of naming rights for our stations. For example, we have entered into an exclusive agreement with OutFront Media, who has the right and responsibility to market, sell, install, display and remove all third-party advertising on advertising displays inside our stations, such as video displays and column wraps, and outside our stations, such as external billboards. We cannot assure you that demand for sponsorships or advertising (including naming rights) will be realized at the levels that we expect or at all. New developments in advertising may render advertising inventory of the type that we offer less desirable than new, more innovative means of reaching consumers, and market downturns or other macroeconomic trends may lead to decreased advertising spend across all media. In addition, a decrease in ridership or foot traffic at our stations would decrease the desirability of these advertising and sponsorship opportunities. If demand for sponsorships or advertising (including naming rights) at our stations is lower than we expect, our advertising inventory may not command the advertising rates that we anticipate, we may not be able to reach agreements with potential advertisers for the sale of our sponsorship or advertising inventory on satisfactory terms or at all, and our revenue and results of operations may be adversely affected.

Risks Related to Our Industry and Regulation

We may not be able to obtain or maintain the required permits, consents, approvals, licenses, entitlements and other authorizations for certain components of the construction and/or operation of our Florida passenger rail system and any failure or delay in doing so could impede completion and/or operation of our Florida passenger rail system.

The design, construction and operation of our Florida passenger rail system are highly regulated activities. Material governmental, regulatory and non-governmental approvals and permits are required in order to construct and operate our Florida passenger rail system. We have yet to receive certain approvals, licenses, consents, permits, entitlements and other authorizations required to construct and operate certain components of the North Segment or the Tampa Expansion.

In particular, we will be required to obtain and maintain certain approvals for the construction and operation of the North Segment and the Tampa Expansion, including permits for certain bridges from the U.S. Army Corps of Engineers and the U.S. Coast Guard and concurrence from local municipalities of our proposed crossing closures. The authorizations obtained to date from federal and state regulatory agencies contain ongoing conditions to be fulfilled and allow for additional approval and permit requirements to be imposed. Furthermore, many of our approvals, licenses, consents, permits, entitlements and other authorizations, whether already issued or to be issued, are subject to appeal periods which have not yet run and during which challenges may be asserted. We have no control over the outcome of these permit processes and we do not know whether or when any such approvals or permits can be obtained, or whether or not any existing or potential interventions or other actions by third parties will interfere with our ability to obtain and maintain such permits or approvals. There is no assurance that we will obtain and maintain the needed governmental permits, approvals and authorizations, or that we will be able to obtain them on a timely basis, and failure to obtain and maintain any of these permits, approvals or authorizations could have a material adverse effect on our business, financial condition, operating results, cash flows, liquidity and prospects. If we do not obtain or maintain these approvals, licenses, permits, entitlements, consents or other authorizations in a timely manner or on favorable terms and conditions or at all, our ability to complete the North Segment or the Tampa Expansion or to operate our Florida passenger rail system may be materially adversely affected.

Laws and regulations governing construction and operation of a passenger rail system may be subject to differing interpretations and may be amended from time to time. We may not be able to comply with all such interpretations and such newly-adopted laws and regulations in the future. Any failure by us to comply may increase the cost to, or delay our ability to complete or operate our Florida passenger rail system.

We are subject to governmental regulations relating to our Florida passenger rail system, which could impose significant costs on our Florida passenger rail system and could impede completion or operation of our Florida passenger rail system, which would have a material adverse effect on our company.

We are subject to the jurisdiction of various regulatory agencies, including the FRA and other state and federal regulatory agencies for a variety of economic, health, safety, labor, tax, legal and other matters. New rules or regulations by these agencies could increase our operating costs or reduce operating efficiencies. For example, the Rail Safety Improvement Act of 2008 mandated that the installation of an interoperable PTC be completed by December 31, 2015 on main lines that carry certain hazardous materials and on lines that have commuter or passenger operations. The Surface Transportation Extension Act of 2015 amended the Rail Safety Improvement Act to require implementation of PTC by the end of 2018, which deadline may be extended to December 31, 2020, provided certain other criteria are satisfied. However, even if either the regulatory requirements or the implementation date are further revised, the rule will continue to impose significant new costs on us and the rail industry. Noncompliance with these and other applicable laws or regulations could affect operations, erode public confidence in us and can subject us to fines, penalties and other legal or regulatory sanctions.

In addition, under the Americans with Disabilities Act (“ADA”), all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require costs to attain compliance including removal of access barriers, and non-compliance could result in the imposition of fines or in private litigants winning damages. Although we believe that our trains and stations comply, or will comply, with the present requirements of the ADA, we may be subject to audits or investigations to determine compliance with the ADA.

Railroad regulations and legislative amendments may impose costs and restrictions that could adversely affect our operations.

Under current Florida law, we are exempt from sales taxes with regard to the purchase of certain materials. The Florida legislature may amend current law, including the Florida Revenue Act and/or the Florida Rail Enterprise Act, in a manner that adversely affects the tax, regulatory, operational or other aspects of our company and accordingly increases our cost of conducting business or reduces the volume of our business. For example, amendments to Florida Statute 212.08(7)(bbb) (2013) and/or Florida Statute 341.840 (2013) could subject us to sales taxes from which we are now exempt with regard to the purchase of certain materials.

Our operations are subject to rules and regulations promulgated by various agencies and bodies of the state and local governments which have jurisdiction over such matters as employment, environment, safety, traffic and health. The impact of any new rules and regulations on our operations is unknown and cannot be predicted. Future rules and regulations may require the expenditure by us of substantial sums to effect compliance therewith. In this regard, Florida legislation regarding the regulation of high-speed passenger rails was unsuccessfully introduced during both the 2017 and 2018 legislative sessions in the Florida Senate and the Florida House of Representatives. Senate Bill 572 (the “Florida High-Speed Passenger Rail Safety Act”), filed in October 2017, proposed to shift responsibility for certain construction and maintenance costs associated with grade rail crossings from local government entities to rail companies. In addition, the proposed legislation would have imposed certain fines and penalties, in an amount not to exceed $10,000, for each violation of the Florida High-Speed Passenger Rail Safety Act or rules adopted in relation to the Florida High-Speed Passenger Rail Safety Act. Similar legislation was filed in the Florida House of Representatives (most recently known as House Bill 525, also entitled the “Florida High-Speed Passenger Rail Safety Act”). These bills may be reintroduced in future legislative sessions.

Based on the current decision of the Surface Transportation Board, a federal economic regulatory agency that is charged with resolving railroad rate and service disputes and reviewing proposed railroad mergers, we are not subject to its regulatory jurisdiction under Title 49 of the United States Code and there are no Surface Transportation Board regulatory laws or issues that could impact claims of the investors. However, if the Surface Transportation Board were to assert jurisdiction over us in the future, then advance approval or exemption would be required before the property could be liquidated. The proceeding before the Surface Transportation Board would be subject to public comment and an independent analysis by the Surface Transportation Board of the viability of the railroad. The Surface Transportation Board could also require the property to be kept in service after authorizing abandonment if a third party offered a subsidy to make us whole during such subsidy period. The Surface Transportation Board also has the power to order the sale of the property of a regulated carrier to a financially responsible third party for the net liquidation value, which consists of the current value of the track and materials less the cost of removal and transportation, plus the across-the-fence value of real estate owned in fee simple, less the usual and customary costs of the sale of real estate.

In addition, if the Surface Transportation Board were to assert jurisdiction over us in the future, then advance approval or exemption might be required for our Florida passenger railroad operations and/or the construction and operation of our Florida passenger rail system. Because of the projected number of trains to be operated daily by us, the Surface Transportation Board might also require an environmental review separate or different from that review conducted by the FRA. That review could be either an environmental assessment or environmental impact statement for the new passenger operations, and would most likely be an environmental impact statement with respect to any new construction. The environmental review process could take up to three years and might result in conditions ranging from pro forma to onerous, including a requirement that we construct one or more grade separations along the line at a potentially significant cost. There is also a risk of denial or conditions so costly that we do not proceed at all. The Surface Transportation Board would also have the power to regulate fares and service while we are operating.

We may incur liability under and costs to comply with environmental laws relating to the development and operation of our Florida passenger rail system.

Our assets and the development and operation of our Florida passenger rail system are subject to a variety of federal, state and local environmental, health and safety rules and regulations regarding, among other things, discharge of pollutants into the air, water and soil, the generation, handling, storage, transportation, treatment and disposal of waste and other regulated materials, the cleanup of contaminated properties and human health and safety, air emissions associated with locomotive engines and the protection of wetlands, endangered species and other natural resources. We may incur substantial costs in order to maintain compliance with these laws and regulations.

Noncompliance with these rules and regulations could result in significant fines or penalties, injunctions limiting or prohibiting our activities, delays in completing our Florida passenger rail system or additional costs, including liability for investigation, remediation or mitigation costs or any related claims alleging personal injury, property or natural resource damages, all of which could have a material adverse impact on our business, contracts, financial condition, operating results, liquidity and prospects.

At any time, we may be responsible for remediation costs or other liabilities as a result of the use, presence, release or disposal of regulated substances at or from any property we own or operate or to which we have sent waste for treatment or disposal. Liability may be imposed without regard to whether we knew of, or caused, the contamination and, in some cases, liability may be joint or several. We may also face additional costs, liabilities or delays as a result of any proposed or actual impact or damages to any protected species or habitats.

Any environmental liability or obligation could cause us to incur material costs outside of the current development budget for our Florida passenger rail system or result in material delays. In particular, undiscovered contamination, changes in law or governmental enforcement or oversight, our failure to obtain or maintain environmental permits, authorizations or other approvals, unforeseen environmental liabilities or any environmental claims or challenges by interested parties may result in additional, unexpected costs or could cause significant delays in the completion of our Florida passenger rail system, prevent us from completing our Florida passenger rail system or prevent us from developing rail systems in other jurisdictions.

We may be subject to federal, state and local taxes on our income and property and, since we have limited operating history, the impact of such taxes on our company is currently unknown.

We may be subject to federal, state and local taxes on our income and property, including our real estate assets. However, since we have limited operating history, the impact of such taxes on our company is currently unknown. In particular, we may be subject to taxes from authorities in various jurisdictions and can give no assurance as to how such authorities will assess taxes on our income and/or properties. Any tax liability could be substantial and would reduce the amount of cash available.

Changes in laws or regulations related to U.S. federal income taxation could affect us or the holders of our common stock.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. The recently enacted Tax Cuts and Jobs Act makes substantial changes to the Internal Revenue Code of 1986, as amended (the “Code”). Among those changes are a significant permanent reduction in the generally applicable corporate tax rate, changes in the taxation of individuals and other non-corporate taxpayers that generally but not universally reduce their taxes on a temporary basis subject to “sunset” provisions, the elimination or modification of various previously allowed deductions (including substantial limitations on the deductibility of interest and, in the case of individuals, the deduction for personal state and local taxes), and certain additional limitations on the deduction of net operating losses. The effect of these, and the many other, changes made in the Tax Cuts and Jobs Act is uncertain, both in terms of their direct effect on the taxation of an investment in our common shares and their indirect effect on the value of our assets or our common shares or market conditions generally. Furthermore, many of the provisions of the Tax Cuts and Jobs Act will require guidance through the issuance of Treasury regulations in order to assess their effect. There may be a substantial delay before such regulations are promulgated, increasing the uncertainty as to the ultimate effect of the statutory amendments on us. Technical corrections legislation also may be proposed with respect to the Tax Cuts and Jobs Act, the effect of which cannot be predicted.

Risks Related to Our Indebtedness

Although we believe that we will be able to raise sufficient funds to complete our Florida passenger rail system, there are no assurances that future sources of capital will be available on favorable terms to accomplish this.

The development and completion of the North Segment and the Tampa Expansion are dependent upon our ability to raise funds through various potential sources, including debt financing. Though we believe we will be able to raise sufficient funds to complete the North Segment and the Tampa Expansion, there can be no assurance that such capital will be available on favorable terms or will be sufficient to meet our needs. Instability or disruptions of the capital markets, including credit markets, could restrict or prohibit access to financing sources and could increase the cost of financing sources. Likewise, a significant deterioration of our financial condition due to internal or external factors could also reduce credit ratings and could limit or affect our access to external sources of capital and increase financing costs.

If we are unable to raise sufficient additional capital at a reasonable cost of financing and otherwise on favorable terms, it could be forced to curtail construction, development and operation activities, which will delay the development and completion of the North Segment or the Tampa Expansion and could have a material adverse effect on our current or future business, contracts, financial condition, operating results, cash flows, liquidity and prospects.

We have limited revenue and may not be able to generate sufficient cash to service all of our existing and future indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our existing and future debt obligations depends on our financial condition and operating performance, which are subject to the profitability of our Florida passenger rail system, prevailing economic and competitive conditions, and certain financial, business and other factors some of which are beyond our control. There can be no guarantee that we will be able to sustain successful operation of our Florida passenger rail system, or that we will complete our Florida passenger rail system as anticipated or at all. As a result, we may not be able to maintain a level of cash flow from operating activities sufficient to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to service our debt obligations and other cash requirements, we could face substantial liquidity problems and may be forced to reduce or delay investments or capital expenditures, or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The agreements that govern our indebtedness may restrict us from adopting some of these alternatives. These alternative measures may not be successful and may not permit us to meet our debt obligations.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, financial condition and operating results. If we cannot make scheduled payments on our indebtedness, we would be in default, which could result in an acceleration of any such indebtedness, the termination of lenders’ commitments to loan money and/or, in the case of secured indebtedness, foreclose against the assets securing such indebtedness.

We have a substantial amount of indebtedness, which could adversely affect our business, financial condition and operating results. In addition, we may incur additional debt in the future.

Our total indebtedness is approximately $625 million and is expected to increase substantially in connection with the construction of the North Segment and the Tampa Expansion. For a description of our indebtedness, see “Description of Certain Indebtedness.” Our substantial indebtedness could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;
•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness;
•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements and general corporate or other purposes; and
•	limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate.

Additionally, we may incur additional debt, which could increase the risks of adversely affecting our financial condition and the risks associated with our ability to service our debt obligations. If new debt is added to our existing debt levels, the related risks regarding our substantial leverage would increase.

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Immediately following the completion of this offering, the Brightline Stockholder, which is primarily owned by private equity funds managed by an affiliate of Fortress, will own approximately    % of our outstanding common stock or    % if the underwriters’ over-allotment option is fully exercised. As a result, the Brightline Stockholder will own shares sufficient for the majority vote over all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our certificate of incorporation and our bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of the Brightline Stockholder may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, the Brightline Stockholder may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal Stockholder” and “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Bylaws.”

We are a holding company with no operations and will rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we will be dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common stock. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. For example, certain of our debt agreements limit, and our debt agreements in the future may limit, the ability of certain of our subsidiaries to pay dividends or make loans or other distributions to us. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources” and “Dividend Policy.” If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We have no plans to pay regular dividends on our common stock, and we anticipate that a significant amount of any free cash flow generated from our operations will be utilized to fund our operations or construction or redeem or prepay outstanding indebtedness, including debt under the loan agreement between Florida Development Finance Corporation and Brightline Trains LLC (f/k/a All Aboard Florida – Operations LLC, a limited liability company in Delaware that effected a name change in May 2018) (“Brightline Trains”) dated December 1, 2017, as amended (the “Senior Loan Agreement”) and accordingly would not be available for dividends. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. Until such time that we pay a dividend, our investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Certain provisions of a stockholders’ agreement we expect to enter into with the Brightline Stockholder (the “Stockholders’ Agreement”), our certificate of incorporation and our bylaws could hinder, delay or prevent a change in control of us, which could adversely affect the price of our common stock.

Certain provisions of the Stockholders’ Agreement, our certificate of incorporation and our bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors or the Brightline Stockholder. These provisions provide for:

•	a classified board of directors with staggered three-year terms;
•	removal of directors only for cause and only with the affirmative vote of at least % of the voting interest of stockholders entitled to vote (provided, however, that for so long as the Brightline Stockholder and certain affiliates of Fortress and permitted transferees beneficially own at least % of our issued and outstanding common stock, directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote);
•	provisions in our certificate of incorporation and bylaws prevent stockholders from calling special meetings of our stockholders (provided, however, that for so long as the Brightline Stockholder and certain affiliates

of Fortress and permitted transferees beneficially own, directly or indirectly, at least       % of our issued and outstanding common stock, any stockholders that collectively beneficially own at least       % of our issued and outstanding common stock may call special meetings of our stockholders);

•	advance notice requirements by stockholders with respect to director nominations and actions to be taken at annual meetings;
•	certain rights to the Brightline Stockholder and certain affiliates of Fortress and permitted transferees with respect to the designation of directors for nomination and election to our board of directors, including the ability to appoint a majority of the members of our board of directors, plus one director, for so long as the Brightline Stockholder and certain affiliates of Fortress and permitted transferees continue to beneficially own, directly or indirectly at least % of our issued and outstanding common stock. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement”;
•	no provision in our certificate of incorporation or bylaws for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election;
•	our certificate of incorporation and our bylaws only permit action by our stockholders outside a meeting by unanimous written consent, provided, however, that for so long as the Brightline Stockholder and certain affiliates of Fortress and permitted transferees beneficially own, directly or indirectly, at least % of our issued and outstanding common stock, our stockholders may act without a meeting by written consent of a majority of our stockholders; and
•	under our certificate of incorporation, our board of directors has authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by the Brightline Stockholder, our management or our board of directors. Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Bylaws.”

Our relationship with our Parent, including the fact that our Parent owns the mixed-use office, residential, retail and parking facilities at and around our stations in Miami, Fort Lauderdale and West Palm Beach, may create conflicts of interest or the appearance of conflicts of interest, which could adversely affect our business.

Currently, our Parent is developing approximately 1.5 million square feet of mixed-use office, residential, retail and parking facilities at and around our stations in Miami, Fort Lauderdale and West Palm Beach, and key tenants, including food and beverage, fashion, fitness and life-style brands, have leased and are in negotiations to lease space. We do not have any ability to control the decisions made by our Parent with respect to the facilities it owns at and around our stations, which may create actual or perceived conflicts of interest. Our Parent may decide that it is in its or its equityholders’ best interests to pursue such opportunities in a manner that is not consistent with the best interests of us or our stockholders. In addition, they may not desire to, or be able to, maintain such facilities in the future in a condition that meets our expectations. If such facilities were not well maintained, it could have a negative impact on the areas surrounding our passenger rail system, which could have an adverse effect on our business. These risks may be exacerbated if our Parent’s ownership stake in us were to decline over time.

Furthermore, our pursuit of new opportunities at future stations we may establish could create or appear to create potential conflicts of interest. For example, we may wish to pursue the same real estate development activities with the same food and beverage, fashion, fitness and life-style brands that have entered into agreements with our Parent. In addition, we may pursue development activities in concert with our Parent, which could also create conflicts of interest. Such conflict of interests could have a material adverse effect on our business.

Certain of our stockholders have the right to engage or invest in the same or similar businesses as us.

Fortress, the Brightline Stockholder and certain of their respective affiliates engage in other investments and business activities in addition to their ownership of us. Under our certificate of incorporation, Fortress, the Brightline Stockholder and their respective affiliates have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If Fortress, the Brightline Stockholder, their affiliates or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of any of Fortress, the Brightline Stockholder or their respective affiliates, acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acts in good faith to the fullest extent permitted by law, then even if Fortress or the Brightline Stockholder pursues or acquires the corporate opportunity or if Fortress or the Brightline Stockholder do not present the corporate opportunity to us, such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Our certificate of incorporation and bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder limitation matters, which could discourage stockholder lawsuits or limit our stockholders’ ability to bring a claim in any judicial forum that they find favorable for disputes with us or our officers and directors.

Pursuant to our certificate of incorporation and bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. The forum selection clause in our certificate of incorporation may have the effect of discouraging stockholder lawsuits or limiting our stockholders’ ability to bring a claim in any judicial forum that they find favorable for disputes with us or our officers and directors.

Risks Related to this Offering

An active trading market for our common stock may never develop or be sustained.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This price may not reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. Although we intend to apply to have our common stock approved for listing on the NYSE, an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock will be determined by negotiation between us and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly or annual operating results;
•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;
•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;
•	additions to, or departures of, key management personnel;
•	any increased indebtedness we may incur in the future;
•	announcements by us or others and developments affecting us;
•	actions by institutional stockholders;
•	litigation and governmental investigations;
•	changes in market valuations of similar companies;
•	speculation or reports by the press or investment community with respect to us or our industry in general;
•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;
•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and
•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our borrowers are located.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may materially adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. In particular, we intend to seek debt financing to complete the construction of the North Segment and the Tampa Expansion. In addition, we may seek to expand operations in the future to other markets which we would expect to finance through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will be          shares of common stock outstanding, or          shares outstanding if the underwriters exercise their over-allotment option in full. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of the offering, approximately    % of our outstanding common stock (or    % if the underwriters exercise their over-allotment option in full) will be held by the Brightline Stockholder and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We and our executive officers, directors and the Brightline Stockholder (who will hold in the aggregate approximately       % of our outstanding common stock immediately after the completion of this offering or       % if the underwriters exercise their over-allotment option in full) have agreed with the underwriters that, subject to certain exceptions, for a period of    days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of             . See “Underwriting.”

Pursuant to the Stockholders’ Agreement, the Brightline Stockholder and certain of its affiliates and permitted third party transferees have the right, in certain circumstances, to require us to register their approximately shares of our common stock under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

The future issuance of additional common stock in connection with our incentive plans or otherwise will dilute all other stockholdings.

After this offering, assuming the underwriters exercise their over-allotment option in full, we will have an aggregate of          shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. Any common stock issued in connection with our incentive plans, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the as adjusted net tangible book value per share issued and outstanding immediately after this offering. Our net tangible book value per share as of          , 2018 was approximately $          and represents the amount of book value of our total tangible assets minus the book value of our total liabilities, after giving effect to the          for 1 stock split, divided by the number of our shares of common stock then issued and outstanding. Investors who purchase common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of common stock. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $          in the net tangible book value per share, based upon the initial public offering price of $          per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus). Investors that purchase common stock in this offering will have purchased    % of the shares issued and outstanding immediately after the offering, but will have paid    % of the total consideration for those shares.

We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant part of the net proceeds from this offering. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common stock to decline and delay the development of our operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one of more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our reporting results do not meet their expectations, our stock price could decline.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NYSE, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Pursuant to Sarbanes-Oxley Act Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Sarbanes-Oxley Act Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

Some of the information contained in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our limited historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, Fortress, the Brightline Stockholder, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

•	cost overruns and delays in the completion of our express passenger rail system and any future rail system, changes to plans and specifications, as well as difficulties in obtaining requisite approval or sufficient financing to pay for such costs and delays;
•	reduced revenues as a result of delays in completion of our express passenger rail system or any future rail system;
•	our dependence on third-party contractors for the successful, timely and cost-effective completion and operation of our express passenger rail system or any future rail system;
•	our dependence on third-party suppliers for the successful, timely and cost-effective completion and operation of our express passenger rail system or any future rail system;
•	our current limited revenue and cash flow history, and the significant uncertainty regarding our ability to achieve profitability and generate positive cash flows in the future;
•	our ability to obtain additional funding in order to complete our express passenger rail system or any future rail system;
•	adverse macroeconomic and business conditions in Florida, the Southeastern United States or any other areas into which we may expand;
•	the potential inaccuracy and inherent uncertainty of the estimates in this prospectus of future ridership, our target revenue and operating margin;
•	our ability to successfully implement our proposed business strategy, particularly our ability build passenger rail systems in Florida and beyond;
•	our limited operating history;
•	rising fuel costs;
•	failure to obtain and maintain required approvals and permits from governmental, regulatory and non-governmental agencies;
•	risks, costs and liabilities associated with environmental and other government regulations, including any future changes in such regulations;
•	severe weather and natural disasters;
•	losses and liability that may not be covered by our insurance;
•	risks related to the shared use of our corridor with freight operations and potentially commuter rail;
•	our ability to satisfy the conditions precedent to effectuate agreements with certain government authorities and to enforce our rights under such agreements;

•	increased labor costs and the unavailability of skilled workers, labor disputes and work stoppages;
•	our ability to retain key members of management;
•	losses and adverse publicity stemming from accidents or service disruptions;
•	acts of terrorism or war;
•	potential cybersecurity attacks; and
•	reliance on technology and technology improvements.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $       million (or approximately $       million if the underwriters exercise their option to purchase additional shares), after deducting underwriting discounts and commissions, based on an assumed initial public offering price of $       per share (the midpoint of the price range set forth on the cover of this prospectus). If the underwriters exercise their option to purchase additional shares in full, we will receive net proceeds of approximately $       million. See “Underwriting.”

We intend to use the net proceeds from this offering, together with debt financing, to complete the construction of the North Segment of our Florida passenger rail system. We expect the total funds necessary to complete the construction of the North Segment will be approximately $2.0 billion. We expect to obtain $    of such funds by way of          . For a description of the North Segment of our Florida passenger rail system, see “Business.”

Assuming no exercise of the underwriters’ option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) the net proceeds from this offering received by us, after deducting the underwriting discounts and commissions and estimated offering expenses, by approximately $       million and $       million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock since our inception, and we currently intend to retain all of our future earnings, if any, generated by our operations for the construction, operation and expansion of our business. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant, including any contractual prohibitions with respect to payment of distributions. See “Risk Factors—Risks Related to Our Organization and Structure— We do not anticipate paying any dividends on our common stock in the foreseeable future.”

Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Certain of our debt agreements limit, and our debt agreements in the future may limit, the ability of certain of our subsidiaries to pay dividends or make loans or other distributions to us. For example, the Senior Loan Agreement contains negative covenants that limit, among other things, certain of our subsidiaries from paying dividends and other distributions to Brightline Holdings Inc. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Risk Factors—Risks Related to the Organization and Structure— We are a holding company with no operations and will rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.”

Under Delaware law, dividends may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2018:

•	on an actual basis; and
•	on an as adjusted basis to give effect to (i) our conversion into a corporation and the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as set forth under “Use of Proceeds,” (ii) the entry into a revolving credit facility and (iii) the entry into a debt facility.

The following table is derived from and should be read together with the sections of this prospectus entitled “Use of Proceeds,” “Selected Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus.

(Dollars in thousands)	As of June 30, 2018
	Actual	As Adjusted(1)
Cash and cash equivalents	$339
Restricted cash	$68,197
Long-term debt
Senior Loan Agreement (Series 2017 Bonds)(2)	$581,493
Delayed draw working capital facility(3)	—
Revolving credit facility(4)	—
Debt facility(4)	—
Less: current maturities	—
Total long-term debt	581,493

Equity
Invested equity	1,069,788
Common stock, par value $0.01 per share; common stock authorized, actual; common stock authorized, as adjusted; common stock issued and outstanding, actual; common stock issued and outstanding, as adjusted	—
Additional paid-in capital	—
Total equity	1,069,788
Total capitalization	$1,651,281
(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated initial public offering price range we show on the cover of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, $ million, $ million and $ million, respectively, assuming that the number of shares offered by us, which we show on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of common stock we are offering. Each increase (decrease) of 100,000 common stock at the assumed initial public offering price of $ per share, which is the midpoint of the estimated initial public offering price range we show on the cover of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, $ million, $ million and $ million, respectively, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Represents the aggregate principal amount of the Senior Loan Agreement, net of unamortized deferred financing costs. In December 2017, Brightline Trains entered into a loan agreement with the Florida Development Finance Corporation (the “FDFC”), pursuant to which the FDFC loaned the proceeds from the issuance of $600.0 million aggregate principal amount of its Surface Transportation Facility Revenue Bonds (Brightline Passenger Rail Project – South Segment), Series 2017 (the “Series 2017 Bonds”) to Brightline Trains. See “Description of Certain Indebtedness” for additional information.
(3)	On July 10, 2018, Brightline Trains entered into a two-year $25 million delayed draw term loan credit facility to be used for working capital purposes and the acquisition of rolling stock. See “Description of Certain Indebtedness” for additional information.
(4)	In connection with this offering, we intend to enter into a -year, $ million revolving credit facility and to obtain $ million of additional debt financing to fund the remainder of the costs to complete construction of the North Segment.

DILUTION

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the net tangible book value per share of our common stock upon completion of this offering.

Our as adjusted net tangible book value as of June 30, 2018, was approximately $                , or approximately $       per share. Our as adjusted net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of our outstanding common stock that will be outstanding immediately prior to the closing of this offering, assuming the completion of our reorganization.

After giving effect to the completion of our reorganization and the sale of common stock in this offering at an assumed initial public offering price of $       per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and offering expenses, our adjusted pro forma net tangible book value as of June 30, 2018 would have been approximately $       , or approximately $       per share. This represents an immediate increase in net tangible book value of $       per share. This represents an immediate increase in the net tangible book value of $       per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors participating in this offering of $       per share.

The following table illustrates the per share dilution to new investors participating in this offering:

Assumed initial public offering price per share		$
As adjusted net tangible book value per share as of June 30, 2018	$
Increase per share attributable to new investors in this offering
Adjusted pro forma net tangible book value per share
Dilution in adjusted net tangible book value per share to new investors in this offering(1)		$
(1)	Dilution is determined by subtracting net tangible book value per share after giving effect to the offering from the initial public offering price paid by a new investor.

The following table summarizes on an adjusted pro forma basis as of June 30, 2018, the total number of shares of common stock owned by existing stockholders and to be owned by the new investors in this offering, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering at $       , the midpoint of the price range set forth on the cover page of this prospectus, calculated before deducting of estimated discounts and commissions and offering expenses:

	Common Stock Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders			$		$
New investors in this offering
Total		%	$	%

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our adjusted pro forma net tangible book value. As of June 30, 2018, by approximately $             , the adjusted pro forma net tangible book value per share after this offering by $          per share and the dilution in adjusted pro forma net tangible book value per share to new investors in this offering by $          per share assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses.

SELECTED COMBINED FINANCIAL DATA

The following table presents our selected combined financial data for the periods and as of the dates indicated.

The statement of operations data for the six months ended June 30, 2018 and 2017 and the balance sheet data as of June 30, 2018 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2017 and 2016 and the balance sheet data as of December 31, 2017 and 2016 have been derived from our audited combined financial statements included elsewhere in this prospectus. The unaudited condensed combined financial statements were prepared on the same basis as our audited combined financial statements. In our opinion, such financial statements include all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information for those periods.

Our historical combined financial statements have been prepared on a stand-alone basis in accordance with GAAP and are derived from the Brightline Stockholder’s and our Parent’s accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from the Brightline Stockholder and our Parent. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. You should read the selected combined financial data presented below in conjunction with the information included under the headings “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the related notes included elsewhere in this prospectus.

(Dollars in thousands)	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017	2016
Statements of Operations Data:
Revenues
Passenger and customer related	$2,064	$—	$—	$—
Other	238	—	—	—
Total operating revenues	2,302	—	—	—
Operating expenses
Salaries, wages and benefits	14,762	12,336	16,487	13,889
Equipment maintenance	5,578	989	2,337	—
Maintenance of way	3,671	897	3,520	1,065
Fuel	847	27	23	—
Rent	2,025	333	839	405
Other operating expenses	3,659	1,626	4,482	2,325
General and administrative	15,470	6,408	15,833	6,947
Depreciation and amortization	10,534	367	880	360
Total operating expenses	56,546	22,983	44,401	24,991
Operating loss	(54,244)	(22,983)	(44,401)	(24,991)
Other income (expense)
Loss on extinguishment of debt	—	—	(327)	—
Interest income (expense), net	(2,224)	15	—	—
Other income	146	26	78	—
Total other income (expense)	(2,078)	41	(249)	—
Net loss and comprehensive loss	$(56,322)	$(22,942)	$(44,650)	$(24,991)
	As of June 30,	As of December 31,
	2018	2017	2016
Balance Sheet Data:
Properties and equipment, net and investment in rail	$1,440,128	$1,332,572	$985,657
Total assets	1,789,990	1,774,354	1,258,870
Long-term debt	581,493	581,252	32,223
Invested equity – Parent’s net investment	1,069,788	1,084,210	1,129,646

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements and Industry Data” for a discussion of the uncertainties, risks and assumptions associated with those statements. Actual results may differ materially from those discussed in or implied in the forward-looking statements as a result of various factors, including, without limitation, those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

The following discussion of our financial condition and results of operations should be read in conjunction with our combined financial statements and the notes thereto included elsewhere in this prospectus, as well as the information presented under “Selected Combined Financial Data.”

Overview

We own and operate an express passenger rail system connecting major population centers in Florida, with plans to expand operations further in Florida and elsewhere in North America. We are the first new major private passenger intercity railroad in the United States in over a century, and we believe our business represents a scalable model for twenty-first century passenger travel in North America.

We currently operate between Miami and West Palm Beach, one of the most heavily traveled and congested regions in the U.S. Upon completion of this offering, we will continue construction of the expansion of our Florida passenger rail system to Orlando, Florida, and we intend to further expand our rail service to Tampa, Florida. Louis Berger estimates the total potential addressable market of travelers across our Miami to Tampa corridor to be approximately 413 million trips annually. We can operate up to 36 trains daily that are capable of speeds of up to 125 miles per hour, and we own stations located in the heart of downtown cities and major transit hubs in Florida. We believe our passenger rail system offers travel that is faster, safer, more eco-friendly, more reliable, less expensive, more productive and more enjoyable than travel by car or air.

We intend for our Florida passenger rail service to generate meaningful profits and serve as a scalable model to expand our operations to a number of other large and congested intercity travel corridors in North America.

Outlook

When our Florida passenger rail system is fully built-out and operational between Miami and Orlando, we expect to carry approximately 6.6 million passengers annually, as estimated by Louis Berger. Louis Berger estimates that a fully built-out and operational service between Orlando and Tampa would carry an additional 2.9 million passengers annually, which would result in fully operational annual stabilized ridership of up to 9.6 million passengers for our Florida passenger rail system. Based upon certain estimates and assumptions prepared for us by Louis Berger regarding our service between Miami, Orlando and Tampa, we expect to generate approximately $820 million of total revenue in our first stabilized year (including the South Segment from Miami to West Palm Beach, the North Segment from West Palm Beach to Orlando and the Tampa Expansion from Orlando to Tampa) after an initial ramp up period of our operations. We believe our services will generate a compelling return on investment given our efficient cost structure and predictable operating expenses, and target a stabilized operating income margin, before depreciation and amortization, of approximately 70% of total revenue. In addition, we may generate income from real estate developments that we may pursue at or near our stations, which is excluded from this operating income margin target. There can be no assurance that we will achieve these goals and targets, and such differences could be material.

The United States dramatically lags behind both Europe and Asia in express passenger rail service despite having the most developed rail and highway systems in the world. We believe we can capitalize on this extensive infrastructure to expand our services into new markets. Our expansion plans are initially focused on markets with characteristics and demographics similar to those of our Florida passenger rail system – connecting highly populated cities with substantial intercity travel and separated by distances of 200 to 300 miles that are “too long to drive, too short to fly.” As we have done in Florida, we intend to expand into markets where we believe we can utilize existing transportation corridors – either rail, highway or a combination of both – to cost effectively build our systems, as opposed to developing entirely new corridors at potentially significantly higher costs.

Expected Sources of Revenue and Income

We expect to generate the majority of our total revenues and income by selling tickets to passengers traveling on our passenger rail system. We also expect to generate ancillary revenue from Passenger and customer related revenue including food and beverage sales, merchandise sales, parking fees and other services. In addition, we expect to generate ancillary revenue from Other revenues including advertising, sponsorships and marketing (including naming rights), commissions from our travel partners and ground transportation service providers and other services.

Passenger and Customer Related Revenue

Ticket Sales– We expect to generate the majority of our total revenue by selling tickets to passengers traveling on our passenger rail system. Ticketing revenue for any period is calculated as a function of the number of passengers riding our trains for such period and the price of tickets paid by such passengers.

Food and Beverage Sales– Food and beverages will be available for purchase on our trains, as well as in our stations from “Good to Go” kiosks that we own and operate. Initially, two of the four passenger cars on each train will have food and beverage carts. Upon commencement of Orlando operations, our trains are expected to include a café car.

Merchandise Sales– Merchandise sales will include model trains and accessories, as well as hats, t-shirts and other apparel.

Parking Garages– We have entered into leases for parking garages in Miami, Fort Lauderdale and West Palm Beach with a total of approximately 1,700 parking spaces for which we will charge a fee to park. We expect the parking spaces to generate demand mostly from passengers on our rail system, with additional demand for street and event parking.

Other Services– We expect to generate revenues from, in addition to the above, other services including but not limited to baggage fees, pet fees and business center services.

Other Revenue

Advertising– We have contracted with OutFront Media for advertising inside our stations, such as video displays and column wraps, and outside our stations, such as external billboards. Under this contract, OutFront Media has the right and responsibility to market, sell, install, display and remove all third-party advertising and we will receive 60% of revenues, net of initial capital costs and commissions.

Sponsorships– We have identified many partnership and sponsorship opportunities, including vendors for beverages, WiFi and snacks, arrangements involving passenger lounges, health facilities (e.g., nursing mothers’ room), rideshare with “Lyft” and marketing affiliations with “Train Presented by” and time clocks. We have secured several sponsorship contracts and are working to arrange additional sponsorships. Some sponsorships are expected to be long-term, based on facility infrastructure commitments, while others such as product placements can be modified over time. We have begun discussing naming rights for our Miami station, which we expect to cover a period of 10 years or more.

Costs of Our Business

We expect the major cost components of our business to include salary, wages and benefits, equipment maintenance, maintenance of way, fuel, rent, other operating costs (such as food and beverage costs) and general and administrative:

Salaries, wages and benefits includes the cost of salaries, employee benefits and other compensation of employees providing management, security and safety, operating, maintenance, legal, accounting, finance, information technology, human resources, revenue management and sales and marketing services.

Equipment maintenance includes the cost of regular ongoing and preventative maintenance pursuant to a 30-year maintenance agreement with Siemens, as well as capital maintenance over the life of the contract. Maintenance will be performed at a set price with an established cost escalator pursuant to the maintenance agreement with Siemens.

Maintenance of Way includes the cost of maintaining the portion of our rail corridor from Cocoa to Orlando. For the remainder of our rail corridor, from Miami to Cocoa, maintenance of way is performed by FECR under the Joint Use Agreement. Pursuant to the terms of the Joint Use Agreement, FECR is responsible for maintenance of shared track and signals as well as track security and bridge tenders along the shared corridor. We reimburse FECR for our share of the costs of such services. Maintenance of way also includes costs for dispatch services. Pursuant to the Dispatching Services Agreement, DispatchCo performs dispatch functions for our trains, with the costs allocated evenly between us and FECR. See “Certain Relationships and Related Party Transactions—Transactions with FECR—Joint Use Agreement” and “Certain Relationships and Related Party Transactions—Transactions with FECR—DispatchCo” for more information.

Fuel is a function both of usage and cost. Each locomotive has a fuel capacity of 2,200 usable gallons. While we do not currently hedge against fuel price fluctuations, in the future we may enter into various derivative instruments to mitigate the effect of fluctuations in fuel prices on our operations.

Rent includes leases of parking garages and easements with related parties. Upon lease commencement with GOAA for the Orlando station and with FDOT for the right of way along State Road 528 between Cocoa and Orlando, rent is expected to be a significant component of our future operating costs.

Other operating expenses include food and beverage costs, facilities costs, real estate tax, IT costs, marketing and advertising expenses and other miscellaneous costs of operating our passenger rail system.

General and administrative includes bank fees, information technology costs, legal fees, accounting fees, professional services, insurance and IT costs.

Basis of Presentation

Our historical combined financial statements are comprised of the combined net assets and operations of Brightline Holdings LLC (f/k/a AAF Holdings B LLC, a limited liability company in Delaware that effected a name change in March 2018) and its wholly-owned subsidiaries and certain other wholly-owned subsidiaries of the Brightline Stockholder, including AAF Jacksonville Segment LLC, Brightline Management LLC (f/k/a All Aboard Florida Operations Management LLC, a limited liability company in Delaware that effected a name change in May 2018), Brevard County Property Holdings LLC and Space Coast Land Holdings LLC. The Brightline Stockholder is a subsidiary of our Parent.

The combined financial statements have been prepared on a stand-alone basis in accordance with GAAP and are derived from the Brightline Stockholder and our Parent’s accounting records and reflect our financial position, results of operations and cash flows. The combined results are not necessarily indicative of future performance and do not reflect what the financial performance of Brightline Holdings LLC would have been had it been a stand-alone company during the periods presented.

Financial Operations Overview

Comparison of Operating Results for the Six Months Ended June 30, 2018 and 2017

The following table presents, for the periods indicated, selected information from our condensed combined financial results.

	Six Months Ended June 30,
(Dollars in thousands)	2018	2017	Change
Revenues	$2,302	$—	$2,302

Operating expenses
Salaries, wages and benefits	14,762	12,336	2,426
Equipment maintenance	5,578	989	4,589
Maintenance of way	3,671	897	2,774
Fuel	847	27	820
Rent	2,025	333	1,692
Other operating expenses	3,659	1,626	2,033
General and administrative	15,470	6,408	9,062
Depreciation and amortization	10,534	367	10,167
Total operating expenses	56,546	22,983	33,563
Operating loss	(54,244)	(22,983)	(31,261)

Other income (expense)
Interest income (expense), net	(2,224)	15	(2,239)
Other income	146	26	120
Total other income (expense)	(2,078)	41	(2,119)
Net loss and comprehensive loss	$(56,322)	$(22,942)	$(33,380)

Revenues

Revenue increased $2.3 million, which was driven by the commencement of rail operations between Fort Lauderdale and West Palm Beach in January 2018 and between Miami and Fort Lauderdale in May 2018.

Operating Expenses

Operating expenses increased $33.6 million, or 146%, to $56.5 million for the six months ended June 30, 2018, as compared to $23.0 million for the six months ended June 30, 2017. The increase in operating expenses was generally driven by increased activities to support the ramp up of our operations to prepare for revenue generating activity, which commenced in January 2018. Salaries, wages and benefits increased $2.4 million due to an increase in headcount. Equipment maintenance increased $4.6 million due to the Company’s monthly service payment obligation with Siemens commencing in January 2018. Maintenance of way increased $2.8 million due to dispatch services associated with train operations commencing in January 2018. Fuel costs increased by $0.8 million in response to the commencement of rail operations. Rent increased $1.7 million due to the commencement of various parking garage leases. Other operating expenses increased $2.0 million due to increased cost of marketing and advertising efforts associated with commencement of rail services. General and administrative expenses increased $9.1 million primarily due to professional services, information technology and insurance. Depreciation and amortization increased $10.2 million due to property, plant and equipment placed into service in conjunction with the commencement of rail operations.

Other Income (Expense)

Total other income (expense) changed by $2.1 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017 primarily due to interest on our Senior Loan Agreement, which commenced in December 2017.

Comparison of Operating Results for the Years Ended December 31, 2017 and 2016

The following table presents, for the periods indicated, selected information from our combined financial results.

	Year Ended December 31,
(Dollars in thousands)	2017	2016	Change
Revenues	$—	$—	$—

Operating expenses
Salaries, wages and benefits	16,487	13,889	2,598
Equipment maintenance	2,337	—	2,337
Maintenance of way	3,520	1,065	2,455
Fuel	23	—	23
Rent	839	405	434
Other operating expenses	4,482	2,325	2,157
General and administrative	15,833	6,947	8,886
Depreciation and amortization	880	360	520
Total operating expenses	44,401	24,991	19,410
Operating loss	(44,401)	(24,991)	(19,410)

Other income (expense)
Loss on extinguishment of debt	(327)	—	(327)
Other income	78	—	78
Total other income (expense)	(249)	—	(249)
Net loss and comprehensive loss	$(44,650)	$(24,991)	$(19,659)

Revenues

During 2016 and 2017, we had not yet commenced rail operations.

Operating Expenses

Operating expenses increased $19.4 million, or 78%, to $44.4 million for the year ended December 31, 2017, as compared to $25.0 million for the year ended December 31, 2016. The increase in operating expenses was generally driven by increased activities during 2017 to support the ramp up of our operations to prepare for revenue generating activity, which commenced in January 2018. Salaries, wages and benefits increased $2.6 million due to an increase in headcount. Equipment maintenance increased $2.3 million due to activities necessary for the preparation of commencing passenger rail operations. Maintenance of way increased $2.5 million due to an increase in dispatch service expenses in preparation of commencing revenue operating activity. Other operating expenses increased $2.2 million primarily due to increased marketing and advertising in preparation of commencing revenue operating activity. General and administrative increased $8.9 million primarily due to legal, finance accounting and other professional services, information technology and insurance.

Other Income (Expense)

Total other income (expense) changed by $0.2 million for the year ended December 31, 2017, primarily due to the repayment of our equipment financing credit facility which resulted in a loss of $0.3 million on extinguishment of debt.

Liquidity and Capital Resources

General

We have invested approximately $1.9 billion to date to develop and construct our Florida passenger rail system. This amount includes $624.6 million in rail infrastructure, $295.4 million in stations, $282.9 million in new rolling stock assets, and corridor and station land with an appraised value of approximately $696.0 million. Approximately $206.3 million of such investment is related to development and construction of the North Segment, primarily related to rail infrastructure.

Historically, we have relied on a combination of debt and equity contributions from the Brightline Stockholder and our Parent to fund the construction of our Florida passenger rail system as well as to satisfy our liquidity needs and our contractual and other obligations. After this offering, the Brightline Stockholder and our Parent will not be required, and do not intend, to provide us with additional funds to finance our operations or construction activities.

Following this offering, we intend to finance our operations and construction from the following sources:

•	our operations;
•	additional financing from lenders;
•	public offerings or private placements of debt and/or equity securities;
•	municipal bonds or other sources of governmental or semi-governmental financing;
•	strategic relationships and other arrangements; and
•	net cash proceeds from this offering.

We have commenced early works construction of the North Segment extending from West Palm Beach to Orlando and are pursuing our other expansion goals. We anticipate funding the remaining costs to construct the North Segment with proceeds from this offering together with debt financing. We estimate that total capital expenditures relating to North Segment construction will be approximately $2.2 billion (approximately $1.9 billion of new rail infrastructure, approximately $301.0 million for the purchase of additional rolling stock and approximately $23.0 million for construction of our station facilities). To date, we have invested approximately $206.3 million to develop and construct the North Segment, primarily related to rail infrastructure. We expect that additional funding of approximately $2.0 billion will be required to complete the North Segment. Though we believe we have access to sufficient funds in both the public and private capital markets and elsewhere, there can be no assurance that sufficient capital will be available on favorable terms or on a timely basis for us to complete future development activities, including construction of the North Segment. For example, covenants contained in the Senior Loan Agreement limit our ability to incur additional senior debt financing (other than a revolving credit facility). However, we intend to refinance and/or remarket the Series 2017 Bonds in connection with the incurrence of any additional debt financing.

Liquidity

As of June 30, 2018, we had $76.7 million in current assets primarily consisting of $68.2 million of restricted cash. Restricted cash is available primarily to fund obligations resulting from our construction, development and operating activities associated with the South Segment and interest expense related to the Senior Loan Agreement, which will mature on January 1, 2047.

In July 2018, in connection with the acquisition of certain rail infrastructure equipment, we entered into a credit agreement (the “Siemens Credit Agreement”) with a lender for a maximum principal amount of $25.0 million (the “Maximum Commitment”) to be used for working capital purposes (including the acquisition of rolling stock). The credit agreement is for a term of two years at a rate of Libor plus 3.75% per annum. In addition, the credit agreement calls for us to pay the lender a structuring fee of 1.00% of the Maximum Commitment. We may be subject to mandatory prepayment if certain events occur, such as a change in majority ownership of our Company.

As of August 17, 2018, we currently expect to meet our obligations over the next 12 months through a combination of (i) available funds on hand from historical equity contributions and additional future contributions until the consummation of this offering or minimum one year from this filing by the Brightline Stockholder and our Parent and (ii) funds reserved pursuant to the terms of the Series 2017 Bonds for remaining construction, development and operation activities associated with the South Segment, operations of the South Segment and interest payments pursuant to the Series 2017 Bonds. We will continue to assess our liquidity position and supplemental sources of liquidity in light of our construction, operating performance and other circumstances.

Existing Indebtedness

In addition to the Siemens Credit Agreement, in December 2017, Florida Development Finance Corporation (“FDFC”), with Deutsche Bank National Trust Company (the “Trustee”), issued $600.0 million in Series 2017 Bonds, due on January 1, 2047. FDFC is a statewide financing authority that is tasked with assisting for-profit and not-for-profit businesses with access to capital for project financing. In their role as a conduit issuer, FDFC provides qualifying projects with access to capital to support, enhance, and promote economic development in the state of Florida. Concurrently with the issuance of the Series 2017 Bonds, FDFC and Brightline Trains LLC (f/k/a All Aboard Florida — Operations LLC, a limited liability company in Delaware that effected a name change in May 2018) (“Brightline Trains”), a wholly-owned subsidiary of Brightline Holdings LLC entered into the Senior Loan Agreement whereby the $600.0 million in proceeds from the Series 2017 Bonds were loaned to Brightline Trains.

We used the proceeds from the issuance of the Series 2017 Bonds, along with cash contributions from the Brightline Stockholder, for the repayment of a certain equipment financing credit facility; the financing of the design, construction, development, and equipping of the South Segment; and repayment of advances from the Brightline Stockholder to fund our construction activities. The remaining proceeds will only be expended to pay or reimburse the costs related to the South Segment. The development of the North Segment is dependent upon our ability to raise funds through various sources, including debt financing. We expect to raise additional capital in order to fund future development activities, including the Tampa Expansion.

Pursuant to the Senior Loan Agreement, Brightline Trains is required to comply with various covenants for the benefit of the Trustee and the holders of the Series 2017 Bonds, such as a limitation on the ability to incur additional indebtedness subject to certain limitations set forth in the Senior Loan Agreement. Brightline Trains may not declare or pay dividends or make any distributions unless, in addition to certain additional covenants, it maintains a Total Debt Service Coverage Ratio (as defined in the Senior Loan Agreement) of 1.75 to 1.00 on the date of such distributions, and such dividends or distributions may not exceed $25.0 million in each calendar year. Brightline Trains has agreed to pay or cause to be paid all amounts necessary to pay the principal and purchase price of, and interest on, the Series 2017 Bonds. Brightline Trains’ payment obligations with respect to the Series 2017 Bonds and under the Senior Loan Agreement are secured by mortgage liens encumbering substantially all of the real property interests for the South Segment (including the stations), substantially all personal property of Brightline Trains, and a pledge by AAF Operations Holdings LLC, a wholly-owned subsidiary of the Company, of the membership interests in Brightline Trains. The Company was in compliance with applicable debt covenants as of June 30, 2018.

Historical Cash Flow

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

The following table summarizes our cash flows from operating, investing, and financing activities:

	Six Months Ended June 30,
(Dollars in thousands)	2018	2017	Change
Net cash (used in) provided by:
Operating activities	$(40,634)	$(8,340)	$(32,294)
Investing activities	$2,800	$(175,982)	$178,782
Financing activities	$38,173	$184,322	$(146,149)

Operating activities

Cash used in operating activities increased $32.3 million to $40.6 million for the six months ended June 30, 2018 compared to $8.3 million for the six months ended June 30, 2017. The change was primarily a result of cash used to ramp up operations and the commencement of passenger rail operations in January 2018, including increased headcount and related compensation costs, and increased operating costs, including maintenance costs, rent, and other operating costs necessary to support operation and development activities.

Investing activities

Cash used in investing activities decreased $178.8 million to $2.8 million of cash provided by investing activities for the six months ended June 30, 2018 compared to $176.0 million of cash used in investing activities for the six months ended June 30, 2017. The change was driven by a decrease in capital expenditures of $76.7 million offset by a decrease of restricted cash of $101.6 million held in escrow accounts to meet certain obligations related to construction, development and operation of the South Segment.

Financing activities

Cash provided by financing activities decreased $146.1 million to $38.2 million for the six months ended June 30, 2018, compared to $184.3 million for the six months ended June 30, 2017. The decrease was driven by a

$147.6 million decrease in Parent’s net investment, an increase in payments on our insurance note payable of $0.8 million and deferred financing costs of $0.9 million, offset by an increase in reimbursement from Transit Authority of $3.1 million, during the six months ended June 30, 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following table summarizes our cash flows from operating, investing, and financing activities:

	Year Ended December 31,
(Dollars in thousands)	2017	2016	Change
Net cash (used in) provided by:
Operating activities	$(40,308)	$(25,920)	$(14,388)
Investing activities	$(412,634)	$(316,881)	$(95,753)
Financing activities	$452,942	$342,801	$110,141

Operating activities

Cash used in operating activities increased $14.4 million to $40.3 million for the year ended December 31, 2017 compared to $25.9 million of cash used for the year ended December 31, 2016. The increase is primarily driven by increases in cash used to ramp up our operations to prepare for revenue generating activity, which commenced in January 2018.

Investing activities

Cash used in investing activities increased $95.8 million to $412.6 million for the year ended December 31, 2017, compared to $316.9 million of cash used for the year ended December 31, 2016. The increase in cash used in investing activities is primarily related to an increase in restricted cash of $157.2 million resulting from amounts held in escrow accounts to meet certain obligations related to construction, development and operation of the South Segment and to make interest payments pursuant to our Series 2017 Bonds. This was offset by a decrease in cash used for capital expenditures for the year ended December 31, 2017 compared to December 31, 2016.

Financing activities

Cash provided by financing activities increased $110.1 million to $452.9 million for the year ended December 31, 2017, compared to $342.8 million for the year ended December 31, 2016. The change in cash provided by financing activities comprised of (i) $600.0 million of proceeds from our Series 2017 Bonds offset by $20.6 million in deferred financing cost payments, (ii) $91.8 million in payments to repay borrowings on our equipment financing credit facility and (iii) a change in our Parent’s net investment.

Contractual Obligations

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. The table below summarizes our obligations for indebtedness, purchase, lease, and other contractual obligations as of December 31, 2017.

(Dollars in thousands)	2018	2019	2020	2021	2022	Thereafter	Total
Long-term debt	$—	$—	$—	$—	$—	$600,000	$600,000
Interest on long-term debt(1)	18,000	33,750	33,750	33,750	33,750	545,097	698,097
Operating leases(2)	6,128	5,323	5,317	5,294	5,315	69,231	96,608
Service agreements(3)	7,780	6,904	17,194	14,644	14,798	151,536	212,856
Total	$31,908	$45,977	$56,261	$53,688	$53,863	$1,365,864	$1,607,561
(1)	Reflects interest on our Senior Loan Agreement that is payable semi-annually commencing on July 1, 2018. The related Series 2017 Bonds mature on January 1, 2047 and bear interest of 5.625%.
(2)	Represents future minimum lease payments under non-cancelable operating leases for office space, parking garage, and equipment including those commencing after December 31, 2017. The table above includes payments of approximately $1.7 million pursuant to an escrow extension agreement through June 30, 2018 but excludes the executed lease agreement with GOAA related to the North Segment which is pending satisfaction of certain escrow conditions in order to be effective. Upon lease effectiveness, the future minimum non-cancelable lease payments under the lease agreement with GOAA are approximately $4.1 million annually for 50 years.

(3)	Represents obligations from a five-year service agreement for a reservation and revenue system and commitments of $95.1 million for equipment maintenance services related to the North Segment beginning in 2020. In June 2018, we amended our agreement with Siemens to adjust maintenance fees to more accurately identify the allocation of such fees between the first and second phases of maintenance. The amendment allows termination options, which can occur at any time throughout the term of the agreement with specified graduated penalties. The termination penalties vary from $1.0 million to $5.0 million depending on the year of termination elected by the Company.

Off-Balance Sheet Arrangements

We had outstanding undrawn irrevocable letters of credit commitments, fully collateralized by restricted cash, with an aggregate face amount of $10.0 million as of June 30, 2018 and December 31, 2017.

Critical Accounting Policies and Estimates

The process of preparing our financial statements in conformity with generally accepted accounting principles requires the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and judgments are based on historical experience, future expectations, and other factors and assumptions we believe to be reasonable under the circumstances. The most significant estimates and judgments are reviewed on an ongoing basis and are revised when necessary. Actual amounts may differ from these estimates and judgments. A summary of our significant accounting policies is contained in Note 2 of our audited combined financial statements and as updated in Note 2 of our unaudited condensed combined financial statements included elsewhere in this prospectus.

Properties and Equipment, Investment in Rail and Definite-lived Intangible Assets

Key estimates related to properties and equipment, investment in rail and definite-lived intangible assets include useful lives and recoverability of carrying values. We evaluate long-lived assets for potential impairment indicators whenever events or changes in circumstances, or indicators, indicate that the carrying amount of an asset may not be recoverable.

Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate asset useful lives and future cash flows. If actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to impairment losses that could be material. We had no impairment loss for our assets for the periods presented in our combined financial statements.

Indefinite-lived Intangible Assets

Our indefinite-lived intangible assets include the Company’s right-of-way easements for passenger rail purposes which are evaluated for impairment annually as of April 1 each year and more frequently if circumstances indicate that the carrying value may be impaired. Indefinite-lived intangible assets are assessed for impairment by initially performing a qualitative assessment before performing quantitative impairment testing to determine whether we believe it is more likely than not that an asset has been impaired. We recognize an impairment loss generally if and when the carrying value of the net asset exceeds the estimated fair value. The asset’s fair value is determined by using a discounted present value model based on expected future cash flows.

Operating Leases

We evaluate each lease at inception to determine whether the lease will be accounted for as an operating or capital lease. The term of the lease used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty.

Our operating lease agreements contain rent holidays, rent escalation clauses and/or contingent rent provisions. We recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty. In addition, the commencement date of the lease term is the earlier of the date when we become legally obligated for the rent payments or the date when we take possession of the premises.

Cost Capitalization

The Company capitalizes costs related to the construction of buildings and other infrastructure for its stations, as well as investment in rail and rolling stock. Capitalization of costs ceases when an asset is substantially complete. In addition, interest costs associated with our construction projects and rolling stock are capitalized and included in the cost of the asset. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the asset using the weighted-average cost of our outstanding borrowings.

Loss Contingencies

The outcome of loss contingencies and legal proceedings and claims brought against us is subject to uncertainty. An estimated loss contingency is accrued if it is probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. Determination of whether to accrue a loss requires evaluation of the probability of an unfavorable outcome and the ability to make a reasonable estimate. Changes in these estimates could affect the timing and amount of accrual of loss contingencies.

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company,” or EGC, can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC, we intend to rely on certain of these exemptions, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an EGC until the earlier of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.07 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission or SEC.

Recent Accounting Pronouncements

A summary of recent accounting pronouncements and our assessment of any expected impact of these pronouncements if known is included in Note 2 of our audited combined financial statements and as updated in Note 2 of our unaudited condensed combined financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of changes in value of a financial instrument, caused by fluctuations in market factors such as interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Interest Rate Risk

We may borrow under fixed rate and variable rate debt instruments that give rise to interest rate risk. In 2017, we secured debt financing at a fixed rate of 5.625% for 30 years. In 2018, we secured credit for a term of two years at a rate of Libor plus 3.75% per annum, which upon certain events or conditions being met could increase the margin to 5.75% in 2019. Our objective in borrowing under fixed or variable rate debt is to satisfy capital requirements while minimizing our costs of capital.

Other Market Risks

Going forward our market risk exposure will include those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes. Our exposure to market risk for changes in prices for certain commodities, such as fuel and construction materials, may adversely impact our business. To mitigate the effect of fluctuations in fuel prices on our operations, in the future we may enter into various derivative instruments. We limit our exposure to other market risks related to construction materials by entering into construction contracts with maximum price guarantees.

INTERCITY PASSENGER RAIL – INDUSTRY OVERVIEW

Overview

Rail travel in the U.S. and throughout the world has reached an all-time high and has continued to grow at a rate faster than any other major mode of travel. According to a recent Brookings Institute report, total U.S. intercity rail passengers grew at a rate of almost double the rate of U.S. gross domestic product and approximately triple the rate of travel by air and car over the same period of time. Several factors have contributed to this growth including (i) increasing mobility and frequency of travel, (ii) growing roadway congestion, (iii) emerging new options for local “first/last mile” transportation (such as Uber, Lyft, and other rideshare options), (iv) travelers’ increasing dependence on mobile devices, staying connected and productive and (v) growing attention to the environmental footprint of transportation.

In response to the significant and increasing traveler demand for lower cost, faster and more productive travel solutions, express intercity passenger rail systems have been developed throughout a number of the world’s largest population centers, including population centers in the U.K., Eastern Europe and Asia. We believe the success of these express intercity passenger rail systems has established a proven model for profitable intercity passenger rail services that command substantial shares of their relevant travel markets. The United States is one of the most urbanized nations in the world, with 83% of the population living in urban environments, yet dramatically lags behind both Europe and Asia in express intercity rail service despite having the most developed rail and highway systems in the world. The significant and growing demand for express intercity rail service combined with the lack of existing service in the United States creates what we believe is a compelling opportunity to address the tremendously large and growing North American intercity travel market with a profitable and highly scalable model for twenty-first century passenger travel.

Intercity Passenger Rail

Intercity passenger rail transportation is characterized as rail service operating within medium-distance travel corridors, generally between 200 to 300 miles, that connect large population centers and experience high volumes of travelers. Intercity systems typically offer faster travel times with greater convenience, reliability and comfort than other available modes of travel in their markets, such as car and air. Intercity railroads generally operate as for-profit enterprises and are highly differentiated from commuter and local rail services that are managed to provide a public service rather than to generate profits. The table below illustrates some of the key differences between intercity railroads and local and commuter systems.

	Intercity Railroads	Commuter and Local Railroads
Distance (Total System):	200-300 miles	Less than 100 miles

Service Characteristics:	Moderate train frequency (every 30-60 minutes) and station stops only in large population centers	High frequency of service (every 10 minutes during peak times) and high number of station stops

Train Speeds:	Typically 110mph or more	Typically 30-60mph

Operating Model:	Operated as a for-profit enterprise with market-based fares, multiple classes of service and customer-centric experience	Operated as a public service, typically subsidized to maintain low fares and high frequency of service

Ownership:	Private companies	Public agencies and governments

Intercity Passenger Rail - Market Capture Rates

Due to their ability to offer travel that is faster, more productive, more convenient and more comfortable along densely traveled corridors, intercity railroads commonly capture a significant share of their relevant travel market, even at fare levels that are often higher than the cost of driving or flying. These markets represent travel destinations that are “too long to drive, too short to fly” for many travelers, making travel by rail the most effective, efficient, and viable mode of transportation. The table below illustrates some of the most traveled corridors served by intercity railroads, nationally and internationally, and their respective market shares.

Examples of Intercity Rail Corridors and Market Shares

Intercity Rail Corridor	Distance (Miles)	Region	Operator	Market Share
Boston – New York	215	Eastern U.S.	Amtrak	15%
London – Paris	290	U.K./France	Eurostar	80%
Madrid – Seville	330	Spain	Renfe	51%
New York – Philadelphia	100	Eastern U.S.	Amtrak	29%
New York – Washington D.C.	240	Eastern U.S.	Amtrak	27%
Paris – Lyon	290	France	SNCF	72%
Rome – Milan	360	Italy	Italo	23%
Tokyo – Osaka	340	Japan	Japan Central Tokaido Shinkansen	72%

Recently Introduced Comparable Intercity Passenger Rail Services

In the past 20 years, a number of rail services have been developed in response to consumer demand for a more efficient and faster mode of travel. Examples of these recently introduced intercity rail services comparable to our business include Amtrak’s Acela service in the northeastern United States and privately owned European services Eurostar and Italo. The table and summaries below contain publicly available information for these services including regions served, annual passengers, market share, financial information, and business descriptions.

Examples of Intercity High Speed Rail Systems

	Amtrak Northeast Corridor	Eurostar	Italo
Major Cities Served:	Boston - New York - Philadelphia - D.C.	London - Paris	Rome - Milan

Distance (Miles)*:	215 (Boston - NY) 100 (NY - Phila.) 240 (NY - D.C.)	290	360

Annual Passengers (Total System):	12.0mm	10.3mm	12.8mm

Market Share**:	15% (Boston - NY) 29% (NY - Phila.) 27% (NY - D.C)	80%	23%

Revenue:	$1.3bn	$1.1bn	$0.5bn

EBITDA margin***:	37%	61%	54%
*	Represents approximate distances between major city pairs only; does not include distance of entire network.
**	Source: Company and industry reports, press releases and news articles.
***	Amtrak: Amtrak Monthly Performance Report September 2017 - $471.7mm EBITDA / $1.3bn revenue; Eurostar: Eurostar Strategic Report, Directors’ Report and Financial Statements 2017 - $185.6mm EBITDA + $518.9mm access payments + $14.8mm equipment lease payments / $1.2bn revenue; Italo: Italo 2017 Annual Report - $160.4mm EBITDA + $107.8mm access payments + $8.9mm equipment lease payments / $514.0mm revenue.

Amtrak Acela and NEC

The National Railroad Passenger Corporation (“Amtrak”) introduced the Acela express rail service in 2000, representing the first high speed intercity rail system in the U.S. capable of transporting passengers at speeds up to 150mph between major cities in one of the most populated regions of the U.S. The Acela, which together with

Amtrak’s regional train service in the Northeastern U.S., comprises Amtrak’s Northeast Corridor (“NEC”), running between Washington, D.C., New York, NY and Boston, MA with station stops in major population centers along the way including Baltimore, MD, Wilmington, DE, Philadelphia, PA, New Haven, CT and Providence, RI among others. The NEC operates an average of 70 one way trains each weekday, comprised of 32 Acela trains with hourly departures and 38 regional trains with various departures, along a corridor primarily owned by Amtrak.

The NEC is a highly profitable business segment for Amtrak. For the fiscal year ended September 30, 2017, the NEC carried 12.0 million passengers generating total revenue of $1.2 billion and adjusted operating earnings of $471.7 million (defined by Amtrak as net income before depreciation, income tax expense, non-cash portion of pension and other post retirement employment obligations and other items).

Eurostar

Eurostar International Limited (“Eurostar”) operates a high speed passenger service between Britain, France and Belgium through the Channel Tunnel. For the fiscal year ended December 31, 2017, Eurostar carried 10.3 million passengers generating total revenue of £915.7 million and EBITDA (before infrastructure costs and equipment lease expense) of £558.4 million. Eurostar operates up to 19 trains per day between London and Paris, its two largest destinations. Unlike Brightline, Eurostar does not own its rail corridor or track infrastructure and instead pays track access fees to government entities and private parties that own and lease the infrastructure to both passenger and freight rail operators. In addition, unlike Brightline, Eurostar does not own a portion of its rolling stock and instead operates the equipment under lease arrangements. For fiscal 2017, total infrastructure cost were £402.8 million, and equipment lease expense was £11.5 million.

Eurostar commenced operations in 1994 and experienced a significant ramp-up in ridership and revenue, typical of newly introduced passenger rail systems. During its first three years of operation, Eurostar’s ridership, average fares and revenue grew at average annual rates of 43%, 108% and 198% before stabilizing in 1998.

Italo

Italo – Nuovo Trasporto Viaggiatori SpA (“Italo”) operates a high speed passenger rail service between major cities in Italy including Milan, Reggio Emilia, Florence, Rome, Naples and Venice among other locations. Italo operates on Italy’s national rail network, which is owned and maintained by Italian governmental entities and allows for competitive track access by both private and government-owned rail operators. As such, Italo competes directly with Italy’s national Trenitalia service which itself offers multiple rail services ranging from local and commuter services to high speed, premium services. Italo operates an average of 88 weekday trains, running at speeds of up to approximately 200 miles per hour.

Italo commenced operations in 2012 with a strategy to offer high speed, premium-only service with fares levels substantially higher than the competing Trenitalia service. After experiencing an initial ramp-up in passengers and revenue, during 2015 Italo adopted a new strategy to reduce pricing and offer standard service in addition to premium class. The strategy resulted in substantial additional passengers and revenue. For the fiscal year ended December 31, 2017, Italo carried 12.8 million passengers generating total revenue of €454.9 million and EBITDA (before track access and equipment lease expenses) of €245.3 million.

Demonstrated Ramp-Up of New Intercity Rail Systems

Upon introduction of service, new intercity rail systems typically experience an initial high growth “ramp-up” in ridership and revenue during the first three years of operation and prior to reaching mature ridership levels. This ramp up is a result of (i) market adoption to a new mode of travel and (ii) inducement of travel that had not occurred prior to the introduction of the new intercity service. According to Louis Berger, in many markets, introducing a new mode of travel, particularly premium rail service that is more convenient and faster than alternative modes of travel, incentivizes travelers to travel more frequently. This results in levels of induced travel ranging from 5% to 30%, and with the highest levels of induced travel observed on express or high-speed rail services serving multiple markets over distances of 200 – 300 miles, the exact type of market we serve and target.

Provided below are tables summarizing the demonstrated ramp-up of Amtrak Acela, Eurostar, and Italo.

Comparable System Ramp Up Periods

Amtrak’s Acela system, Eurostar and Italo all demonstrated significant ramp-up periods going into their stabilized years, averaging 29%, 71%, and 86% of stabilized ridership in full years one, two and three after each system launch. In comparison, Brightline has been operational for approximately eight months and has nearly surpassed one-third of projected stabilized ridership, indicating accelerated adoption due to the strong demand for a faster, safer, more productive and more flexible travel alternative in the Florida market.

Progression of Ridership from Launch

	Year as % of Year 4 Ridership
	Year 1	Year 2	Year 3	Year 4
Amtrak Acela	18%	66%	92%	100%
Eurostar	46%	78%	95%	100%
Italo	23%	68%	72%	100%
Average	29%	71%	86%	100%

U.S. Intercity Passenger Travel Trends

Intercity travel in the United States has reached all-time highs and we expect several powerful trends to continue to drive ridership and demand for high speed rail service.

Growing Roadway Congestion

Growing travel demand, aging infrastructure, and significant restrictions on the ability to expand roadways all contribute to increased roadway congestion in many areas of the United States. Of the top 25 cities with the worst traffic congestion in the world, 10 are in the United States. Maintaining current roadway capacity on America’s increasingly aged roadways is tremendously expensive (governments spent more than $7 billion on I-95 in 2017 alone), and the federal government’s primary funding source to pay for road and transit repair is projected to become insolvent by 2021 according to Congressional Budget Office. As a result, U.S. roadway congestion will likely continue to deteriorate.

This congestion is harmful to commuters, the economy and the environment. The 2017 INRIX Global Traffic Scorecard states that congestion costs drivers in the U.S. more than $305 billion in direct and indirect costs in 2017 alone, up $10 billion from 2016. Direct costs include value of fuel and time wasted in congestion while indirect costs include the increase in prices to households from freight trucks sitting in traffic.

Dependence on Mobile Devices and Productivity

Americans are spending an increasing portion of their days using mobile devices both for work and personal activities. Given the clear hazards associated with using mobile devices while driving, we believe travelers are attracted to modes of travel that enable them to use their mobile devices while in transit.

New First/Last-Mile Travel Solutions

The recent emergence of rideshare services, such as Uber and Lyft, facilitate the use of passenger rail service by providing transport to and from rail stations, which we refer to as “first and last mile connectivity.”

Travel Preferences Are Changing

Many Americans, particularly younger Americans, seek a new means of travel in lieu of driving their own cars. For example, millennials represent approximately 70% of Uber users in the United States; millennials are three times more likely than certain other age groups to use public transit, and far fewer millennials obtain driver’s licenses, with only 45% of 17 year olds holding driver’s licenses in 2014, compared to 75% in 1978. Lyft’s 2018 Economic Impact Report notes that 25% of Lyft users nationwide reported that owning a vehicle had become less important to them. These trends are expected to continue given the increasing roadway congestion, safety and environmental impact concerns as well as the cost-savings that riders often experience using rideshare services compared to driving a personal car. For example, according to a 2018 Kleiner Perkins report, UberX and Uber Pool services for weekly commuting were significantly cheaper than driving a personal car in four out of the five largest U.S. cities.

Growing Focus on Safety and the Environment

In addition to becoming more congested, many U.S. roadways are becoming increasingly dangerous. According to the Wall Street Journal, U.S. motor-vehicle deaths in recent years have hit record numbers and are increasing at an alarming rate. Road safety issues are especially acute in the Floridian markets we currently serve. A recent extensive analysis conducted by the Wall Street Journal reported that the I-95 corridor in Miami-Dade is the deadliest interstate road in America, as measured by fatalities per roadway mile.

Compared to other modes of travel, rail is substantially more fuel efficient per trip from Miami to Orlando than driving or flying. As illustrated in the chart below, we estimated that our rail service is approximately four times more fuel efficient than flying and three times more fuel efficient than driving assuming a 230 mile trip from Miami to Orlando.

Passenger Miles per Gallon by Travel Mode – Miami to Orlando

Brightline locomotives are powered by diesel-electric engines consuming biodiesel fuel, meeting the highly-demanding U.S. Environmental Protection Agency’s Tier IV locomotive emissions standards. Intercity rail services reduce automobile usage and decelerate roadway congestion. We estimate that we will be able to remove approximately two million cars from Florida’s roadways annually, mitigating traffic congestion and reducing carbon emissions.

THE FLORIDA MARKET

Florida is the third most populous state in the United States, with 20 million residents and one of the highest population and economic growth rates in the nation. Approximately 70% of the State’s population resides in cities and communities adjacent to our rail corridor. Forecasting agencies generally agree that Florida’s population growth will continue to outpace overall national trends driven by multiple factors including Florida’s high level of economic activity and available jobs, favorable tax policy (including no state personal income tax), strong incentive programs that promote new businesses to locate within the state as well as Florida’s warm climate and numerous tourist destinations. According to the Bureau of Economic and Business Research, Florida’s population is expected to grow from its current level of just over 20 million to more than 25 million by 2030, representing an average growth rate of 1.8% per year, almost 2.7 times that of the national average over the same period.

In addition to large and growing population centers, Florida attracts millions of domestic and international travelers each year. Miami International Airport is the busiest airport in Florida with more than 40 million passengers annually. Known as the gateway to Latin America, Miami is the second largest international tourist destination in the United States and home to the largest passenger cruise port in the world (followed by Port Canaveral, Florida and Port Everglades, Florida). A total of 18.7% of overseas non-resident travelers enter the United States through one of the main South Florida and Central Florida airports: Miami International Airport (12.4%), Orlando Internationsl Airport (4.1%) and Fort Lauderdale International Airport (2.2%).

The Florida Travel Market and Our Ridership

We engaged Louis Berger to assist us in the evaluation of the Florida market and the preparation of passenger ridership estimates and financial projections. Louis Berger has provided consulting and related services to the passenger rail industry for over 50 years. Louis Berger’s analysis included the observations about the Florida market summarized below.

•	Substantial “addressable market” – Florida has high intercity travel volume, with individuals making over 390 million trips annually between Miami, West Palm Beach, Fort Lauderdale and Orlando.
•	Challenging Intercity Trip – The trip between Orlando and Miami is “too long to drive, too short to fly.” Total travel time by airplane is disproportionately long for the distance, given airport security and delays. Roadway congestion can make the trip unpleasant and unpredictably long. Travel time by car can range from 3.5 to five hours, depending on traffic. South Florida’s road system already ranks as the fifth most congested in the U.S., with average local lane travel speeds of only 42 miles per hour. Travel volumes on key highways connecting Central and Southeast Florida are expected to exceed capacity by 2030, resulting in further delays and more unpredictability. We can provide travel time savings of 25% to 50% when compared to existing surface modes (auto, bus and rail). Using Brightline, travel time from Orlando to Miami is approximately three hours, which is competitive with air travel on door-to-door travel times.
•	Large and Growing Population – Florida is the third-largest state in the U.S., with a population of over 20 million residents, and it has one of the highest population and economic growth rates in the United States. Florida also hosts a major tourism industry. The State is expected to continue to grow at a pace exceeding the national average. Miami is the largest metropolitan area in Florida. In addition to its large and growing population, Florida receives over 110 million visitors every year. Miami is the second largest international tourist destination in the United States. Miami International Airport is the busiest airport in Florida, with more than 40 million passengers annually. Over 12% of overseas non-resident travelers enter the United States through Miami International Airport. In addition, Miami is home to the largest passenger cruise port in the world (followed by Port Canaveral, Florida and Port Everglades, Florida). Meanwhile, Orlando is one of the most visited cities in the United States.
•	Market Growth – In the past 30 years, population in the areas around our existing and proposed stations has grown by an annual average of 3%, and employment in these areas has grown by an annual average of 3.6%. The one-mile radius around our stations has experienced robust annual population growth from

2% to 5% since 1990. This growth continues to place pressure on the State’s transportation network. Due to the diminishing ability to expand highway corridors throughout the State, south Florida ranks as one of the nation’s top five States in terms of time spent in traffic and lowest average travel speeds.

•	No Comparable Service – There is no comparable service to Brightline for intercity travel along the Miami to Orlando corridor. Automobile travel currently represents the dominant mode of intercity travel in this region. According to Louis Berger, 98% of trips from Southeast Florida to Orlando occur by automobile. Roadway congestion and safety risks are significant disadvantages of automobile travel. We believe we offer a more convenient and safe alternative to driving.
•	Long-Standing Interest – Given the profile of the travel market and the central location of the rail line, there has been interest among stakeholders and the public in developing passenger service on the Florida East Coast corridor for decades.

We intend for our Florida passenger rail service to generate meaningful profits. Our profitability depends, in part, on our revenue, which is composed of ticket revenue (equal to the product of ridership and ticket fares) and ancillary revenue. Our estimates of ridership and ticket revenue for service between Orlando and Miami have been validated by Louis Berger. Our estimates of ridership and ticket revenue for service between Orlando and Tampa are based on management estimates.

•	Ridership. We expect stabilized operations between Miami and Orlando to carry approximately 6.6 million passengers annually, as estimated by Louis Berger. After expanding to Tampa, Louis Berger expects stabilized operations to carry approximately 9.6 million passengers annually.
•	Revenue. We expect to generate approximately $820 million of total revenue in our first stabilized year for service between Miami and Tampa. We aim to generate approximately $710 million of ticket revenue (based on an average fare of approximately $74) and approximately $110 million of ancillary revenue.
•	Margin. We will target a stabilized operating income margin of approximately 70% of total revenue. Accordingly, we calculate illustrative earnings before interest, taxes, depreciation and amortization (“EBITDA”) as 70% of total revenue.

The table below summarizes our estimates for ridership, fares and ticket revenue.

Estimates – First Stabilized Year	Miami to Orlando per Louis Berger	Orlando to Tampa per Louis Berger	Total
Ridership (total passengers)	6.6 million	2.9 million	9.6 million
Average Fare	$74	$74	$74
Ticket Revenue	$492 million	$218 million	$710 million

We believe our ridership and fare estimates are based on modest assumptions for market penetration rates and ticket pricing:

•	Based on a total addressable market of approximately 413 million trips per year, our total ridership estimate of 9.6 million passengers reflects approximately 2% market penetration.
•	Our estimated average fare of $74, 57% less than Acela’s average fare of $174.

We may be unable to achieve our anticipated ridership, revenue or margin in our first stabilized year. Our estimates are subject to change and may differ materially from those presented above. For a description of certain risks that may impact our ridership, revenue or margin estimates, see “Risk Factors—Risks Related to Our Business,” including “Risk Factors—Risks Related to Our Business—The estimates of future ridership and revenue of our proposed Florida passenger rail service contained herein are based on certain assumptions and may prove to be inaccurate. Actual results could differ from the estimates contained in this prospectus.”

BUSINESS

The information in this section and elsewhere in this prospectus is based on certain assumptions and projections regarding our Florida passenger rail system. These assumptions and projections are inherently imprecise and subject to a degree of uncertainty and actual results could differ materially from these projections. See “Risk Factors—Risks related to Our Business—The estimates of future ridership and revenue of our proposed Florida passenger rail service contained herein are based on certain assumptions that may prove to be inaccurate. Actual results could differ from the estimates contained in this prospectus.”

Overview

We own and operate an express passenger rail system connecting major population centers in Florida, with plans to expand operations further in Florida and elsewhere in North America. We are the first new major private passenger intercity railroad in the United States in over a century, and we believe our business represents a scalable model for twenty-first century passenger travel in North America.

We currently operate between Miami and West Palm Beach, one of the most heavily traveled and congested regions in the U.S. We have commenced early works construction of the expansion of our Florida passenger rail system to Orlando, Florida, and we intend to further expand our rail service to Tampa, Florida. Louis Berger estimates the total potential addressable market of travelers across our Miami to Tampa corridor to be approximately 413 million trips annually. We can operate up to 36 trains daily that are capable of speeds of up to 125 miles per hour, and we own stations located in the heart of downtown cities and major transit hubs in Florida. We believe our passenger rail system offers travel that is faster, safer, more eco-friendly, more reliable, less expensive, more productive and more enjoyable than travel by car or air.

We intend for our Florida passenger rail service to generate meaningful profits and serve as a scalable model to expand our operations to a number of other large and congested intercity travel corridors in North America where large and growing travel populations seek a similarly compelling solution for medium-distance, “too long to drive, too short to fly” travel.

We aim to execute on our growth strategy by offering three compelling benefits to intercity travelers: speed of travel, customer experience and cost savings:

Speed of Travel – Our express transit service is significantly faster than car travel. For example, our Miami to Orlando service will take approximately three hours compared to an estimate of approximately 4.5 hours by car along I-95 or 3 hours 50 minutes along the Florida Turnpike, which is a toll road.

Customer Experience – Whether traveling for business or leisure purposes, passengers can maximize productivity, using mobile devices freely, and enjoy a variety of amenities, while traveling from one downtown location to another on a reliable schedule and in an environmentally friendly way. Our trains depart and arrive at our bright, new state-of-the-art stations, and all of our trains are equipped with free high speed WiFi connections. Additionally, passengers are able to avoid travel time to the airport, airport security and sitting in commuter traffic.

Cost Savings – We expect to offer service between Miami and Orlando for fares that are lower than the cost of driving or flying for individual travelers. Based on our expected fares for an individual traveler, we expect that a trip on our trains between Miami and Orlando will be approximately 25% less expensive than driving and approximately 30% less expensive than flying.

These benefits are consistent with factors that have made other express passenger rail systems successful throughout the world.

The Intercity Passenger Rail Market

We provide “intercity” passenger rail transportation, which is characterized as service operating within medium-distance travel corridors, generally between 200 to 300 miles, that connect large population centers and experience high and increasing volumes of travelers. Intercity passenger rail services in the U.S. and globally are typically highly profitable due to their ability to offer faster travel times with greater convenience at a lower cost when compared to other available modes of travel in their markets (such as car and air). Examples of intercity rail services comparable to our business include Amtrak’s Acela service in the northeastern U.S. and several privately owned European services, such as the Eurostar service operating between London and Paris, the VirginTrains service, which operates between several major cities in the United Kingdom, and Italo, which operates between several major cities in Italy. Similar to these companies, our business is differentiated from a “commuter” railroad, which is commonly government-owned and subsidized to maintain artificially low fares and provide high frequency service between large numbers of local stations resulting in high operating costs.

Our Initial Market and Operations

Miami to West Palm Beach (South Segment)

We commenced rail operations between Fort Lauderdale and West Palm Beach in January 2018 and between Miami and Fort Lauderdale in May 2018. We can operate up to 36 daily departures with a total travel time of approximately one hour. Each of our express trains has a capacity for 239 total passengers in two classes of service, Smart, which is comparable to a business class and Select, our premium or first-class experience. We currently own three stations, located in the downtown centers of Miami, Fort Lauderdale and West Palm Beach, all of which are near major travel destinations and have multiple connections to local transit and public ground transportation.

We also partner with rideshare companies and other providers of local transportation to facilitate our passengers’ connections to their final destinations.

We have invested approximately $1.7 billion to date to develop and construct the South Segment of our Florida passenger rail system. This amount includes $453.4 million in rail infrastructure, $283.8 million in stations, $259.0 million in new rolling stock assets, and corridor and station land with an appraised value of approximately $696.0 million. Funding for the investment came from a combination of cash and assets contributed by our Parent and third party debt and vendor financing.

West Palm Beach to Orlando (North Segment)

We have commenced early works construction of the expansion of our rail system to Orlando and expect to complete construction and begin service to Orlando during 2021. We expect to fund the development costs with a combination of the proceeds from this offering and debt financing.

Design and engineering for the North Segment are substantially complete, and we have completed the environmental process required under the National Environmental Policy Act and received a Record of Decision from the FRA approving the commencement of construction. We have obtained substantially all material permits and governmental authorizations for the North Segment. The extension to Orlando entails improving existing infrastructure on 129 miles of existing rail corridor and building new rail along 40 miles of existing highway corridor. We expect that construction will be executed under three primary contracts – each expected to have a fixed-price and time certain terms – for the construction of rail infrastructure and related signal systems, as well as the manufacture of additional trains.

We have invested approximately $206.3 million to date to develop and construct the North Segment. Funding for the investment came from cash contributed by our Parent.

Our Anticipated Expansions

Orlando to Tampa (Tampa Expansion)

We intend to construct a passenger rail system between Orlando and Tampa, Florida, a station in downtown Tampa and adjacent real estate for commercial development. We have engaged in discussions with regulatory authorities with respect to the construction of the Tampa Expansion. We expect that the Tampa Expansion will require approximately $    million to complete. When and if completed, the Tampa Expansion, together with the South Segment and the North Segment, will comprise our Florida passenger rail system as discussed in this prospectus.

We have submitted a proposal with the State of Florida for a right of way required to construct the Tampa Expansion. The state is undertaking a standard process to offer an opportunity for other parties to make an alternative bid for the right of way, and a decision is expected to be made in November. Assuming we are the successful bidder for the right of way, we will advance planning for the Tampa Expansion, and we have initiated the process of selecting potential sites for the Tampa station.

In addition, we intend to enter into contracts with respect to the Tampa Expansion and to design, engineer and construct the related infrastructure and station, and we have initiated the process of receiving bids from engineering and environmental services providers. We also intend to obtain any necessary regulatory approvals, additional rights of way, permits, consents, licenses, entitlements and other authorizations for the construction and operation of the Tampa Expansion. Additionally, we expect to contract with municipal and private parties to purchase, lease or otherwise obtain the right to use land for the construction and operation of the Tampa Expansion.

Markets Beyond Florida

The United States dramatically lags behind both Europe and Asia in express passenger rail service despite having the most developed rail and highway systems in the world. We believe we can capitalize on this extensive infrastructure to expand our services into new markets. Our expansion plans are initially focused on markets with characteristics and demographics similar to those of our Florida passenger rail system – connecting highly populated cities with substantial intercity travel and separated by distances of 200 to 300 miles that are “too long to drive, too short to fly.” As we have done in Florida, we intend to target markets where we believe we can utilize existing transportation corridors – either rail, highway or a combination of both – to cost effectively build our systems, as opposed to developing entirely new corridors at potentially significantly higher costs.

The map below identifies several major U.S. cities that possess what we believe are key attributes for a successful intercity rail network using existing infrastructure:

By using existing infrastructure, we believe we can plan, permit and build new rail service significantly faster and cheaper than alternative express passenger rail projects in these areas. As the only successful private developer of express passenger rail currently operating in the United States, we believe we are uniquely positioned to leverage our expertise, brand and scalable platform to implement similar intercity passenger rail systems in a number of these markets.

Our Operations

Brand and Market Positioning

Branding and marketing for our Florida passenger rail system is being led by our management team, which has direct experience in leading large consumer centric businesses and launching new transportation products and companies. Our introductory brand positioning is both awareness and feature-based, and highlights the benefits of train travel, including convenience, reliability, safety and affordability, especially when compared to the challenges of traveling to the cities covered by our service along our corridor by car or air. Our marketing approach is designed to increase revenues in three ways: through direct-to-consumer channels, business-to-business channel and through relationships with wholesalers and travel partners within the overall travel trade industry. As part of our branding and marketing strategy, we utilize a customer relationship management technology solution to understand passengers’ usage and preferences so we can adjust our marketing and services accordingly. We will also be launching a customer-centric loyalty marketing program, with reward options carefully curated to our regional audience.

Ticket Sales and Distribution

Tickets are available through multiple distribution channels, including direct sales to travelers over the internet and through mobile devices or at ticket machines at our stations (which we refer to as our “retail” channel), and indirect sales through wholesalers and travel partners (which we refer to as our “wholesale” channel). For our retail channel, we have designed our website and ticket kiosks to have a user-friendly interface and to offer travelers a quick and efficient way to take advantage of our diverse array of service offerings and departure times. We also employ search engine optimization technology to direct customers to our website for ticket purchases. Through our wholesale channel, we expect to develop partnerships and affiliations with a variety of travel partners and wholesalers to integrate our tickets into travel packages that are presold to the leisure market. During 2017, management made substantial investment in marketing, pre-launch ticket sales and corporate block sales. We also offer an array of products tailored to the business-to-business and corporate segments, such as annual passes and flexible ticket packs in various denominations. These are sold through our direct sales team, who also sell corporate groups and event based charters.

Tickets are available for purchase prior to the date of travel, and as late as minutes before departure. Travelers are able to select specific seating and coach preferences, such as a solo seat or adjacent seating for groups. Any refunds, exchanges or ticket modifications will be quick and easy, either online or in person. Ticket prices are demand-driven and based on the day and time of departure. We are utilizing yield management strategies (in conjunction with our customer relationship management system discussed above) that allows us to determine, on a daily basis, pricing, allocations and coach configuration needs. We intend to evaluate and determine ticket sales progress and adjust our ticket allocations, inventory and pricing rapidly to match then-current sales and demand patterns and to optimize load factors and fares.

Ancillary Revenue Opportunities

In addition to ticket sales, we intend to capitalize on passenger volume to generate revenue through a number of high margin ancillary revenue opportunities, including food and beverage sales, merchandise sales, parking fees, advertising, sponsorships and marketing affiliations (including naming rights), commissions from our travel partners and ground transportation extensions and other services. Our trains and stations provide multiple opportunities for advertisers to reach a large and captive audience. We sell advertising space on video screens, monitors, kiosks and displays at each station and on board our fleet of trains and ground transportation facilities. We also actively pursue long-term partnerships and sponsorships with a variety of organizations, including financial institutions and technology companies. In addition, we expect to generate income through travel packaging relationships with third parties such as car rental companies, hotels and theme parks. Through these relationships, we would act as an agent, seeking to include the travel partner’s or destination’s product or service in a packaged vacation for our rail passengers. For each product or service we are able to sell, we would earn a commission. Furthermore, we expect to generate additional revenues for our passenger rail service through à la carte offerings of high-quality food and beverage options, retail merchandise and business services. Private reserved trains for conventions and groups outside normal scheduled services will also be available for charter. Finally, we intend to develop retail, residential and commercial transit-oriented real estate development opportunities at or near our station sites.

Construction Overview

We have commenced early works construction of the North Segment. The North Segment will extend from West Palm Beach to Orlando. We anticipate funding the remaining costs to construct the North Segment with proceeds from this offering and debt financing. We expect that the North Segment construction will be governed by three contracts focusing on three main components: rail infrastructure (the successful bidders in our ongoing bidding process, as described in more detail below), system communications (Alstom Signaling Operation, LLC (formerly GE Transportation System Global Signaling LLC) (“Alstom”)) and rolling stock (Siemens).

Construction Contracts

We have construction contracts in place to complete the remaining portions of the South Segment. North Segment construction is expected to be substantially complete and operational during 2021. The North Segment construction contracts are expected to contain fixed-price, time-certain terms with payment and performance bonds and guarantees. Our contracting strategy includes multiple safeguards to mitigate cost and timing overruns. We expect to have the exclusive right to, among other things, approve plans for and direct the construction of the North Segment.

Rail Infrastructure

We entered into a contract, dated May 26, 2015, with one of the country’s leading transportation and infrastructure contractors, Archer Western, to serve as the overall general contractor for the execution of our primary rail-infrastructure development program in connection with the construction of the South Segment. Archer Western brings extensive relevant experience, significant managerial capacity and personnel, and financial resources highly suited for our Florida passenger rail system. Archer Western has led multiple landmark transportation projects across the country, including the South Segment and the recent SunRail project in Orlando, Florida. It has a depth of resources, proven ability to deliver rail projects, and a solid record of performance.

Archer Western was established in 1983. Headquartered in Atlanta, Georgia, Archer Western is served by seven regional offices nationwide. Archer Western is a subsidiary of The Walsh Group, a general contracting construction-management and design-build firm currently ranked among the nation’s top 15 contractors, according to Engineering News Record as of 2017. The firm is experienced in various building, civil and transportation sectors.

Archer Western is responsible under direct contracts with us for all improvements to the South Segment, including track and civil construction on new and existing rail, all grade-crossing enhancements for the corridor, all signal and communication system installations and all bridge and structure construction.

The initial scope of work under the Archer Western contract encompassed track, structures, crossings and signals for the South Segment, as well as the construction of our running repair facility at West Palm Beach. The contract includes a 100% payment and performance bond requirement, with expedited dispute resolution for the East-West portion of the rail corridor.

The contract is subdivided into individual scopes of work with completion dates and liquidated damages tailored to each scope of work. Liquidated damages are capped at 10% of the fee for each scope of work, and are payable to the contractor-related delays in completing the respective scopes of work within specified time frames. Payment of the contract price is subject to a retainage of 10%, which retainage will be reduced to 5% upon completion of 50% of the work for each particular scope of work. Retainage will not apply to certain costs, including bonding, mobilization, insurance, staffing, costs for rail infrastructure and fill materials, soil improvement work, site clearing, demucking and other similar categories of work.

Archer Western is required to retain various insurance coverages, including workers compensation, commercial general liability, automobile liability, professional liability and railroad protective liability insurance. The commercial liability has an excess liability limit of $50 million per occurrence and $50 million in the aggregate.

We are currently in a bidding process for the construction contractors for the North Segment. Letters of intent have been issued to successful bidders for the Vehicle Maintenance Facility sitework, and the Orlando Airport-Cocoa East West Corridor segment. Bids have been received for the West Palm Beach-Cocoa segment, and are currently under evaluation with an aim to issue a letter of intent during August 2018. Proposals are scheduled to be received for the Orlando Airport segment and the Vehicle Maintenance Facility building in September 2018. Bidders for all contracts were selected through a shortlisting procedure, wherein the most qualified and experienced firms were selected for each package based on past performance, references, financial strength, and proposed personnel for the assignment. For all construction contracts, we expect that terms will include fixed price, time certain, full risk transfer clauses, and 100% payment and performance bonds with expedited dispute resolution features.

Systems Communication – Alstom

Alstom holds a direct contract with Brightline for signal system engineering and supply, and for Positive Train Control overlay. The selected general contractor will be responsible for wayside system installation, testing, and completion, using equipment provided under the Alstom contract. The terms of the construction contracts require the general contractor to deliver a fully functional and tested signal system, allowing operation in Automatic Train Control mode. This will allow continued operation of freight traffic on the existing rail corridor, and keep the construction schedule under the control of the contractor. Alstom will follow the general contractor with installation, testing, and commissioning of the Positive Train Control overlay that will be required for passenger service initiation.

Rolling Stock – Siemens

The rolling stock for our Florida passenger rail system is being built by Siemens pursuant to a contract executed on August 15, 2014. Siemens, an industry leader, designs and manufactures across the entire spectrum of rolling stock, including commuter and regional passenger trains, light rail and streetcars, metros, locomotives, passenger coaches and high-speed trainsets. In the United States, Siemens is providing rail vehicles, locomotives, components and systems to more than 25 agencies in cities such as Washington, D.C., New York, Boston, Philadelphia, Denver, Salt Lake City, Minneapolis, Houston, Portland, Sacramento, San Diego, St. Louis, Atlanta and Charlotte.

Siemens produced five state-of-the-art trainsets (10 locomotives and 20 coaches) for the South Segment. The purchase price related to these five trainsets was approximately $260 million. The rolling stock contract includes an option to purchase additional coaches and locomotives and spare parts and special tools, as our needs in relation to our Florida passenger rail system require. The contract with Siemens provides an option to purchase trains for the North Segment which consist of 11 locomotives, 10 café cars and 40 coaches (five additional trainsets and additional coaches for the existing five trainsets). For a further description of our rolling stock, see “—Rolling Stock.”

Under the rolling stock contract, the warranties given by Siemens with respect to the rolling stock remain in effect for two years following rolling stock conditional acceptance. For each of the South Segment and the North Segment, the contract provides for liquidated damages in connection with untimely delivery, capped at 15% of the contract price for each phase. In the event that Siemens opts to assign this contract to one of its subsidiaries, either that subsidiary must have a net asset value equal to three times the then remaining contract value, or, alternatively, Siemens’ parent company, Siemens Corporation, must guarantee performance of the contract, which guarantee shall have a value equal to the then remaining contract value.

Siemens is required to obtain various insurance coverages, including workers’ compensation, commercial general liability, automobile liability, and railroad protective liability insurance. The commercial liability coverage has an excess liability limit of $100 million per occurrence and $100 million in the aggregate.

Under the rolling stock contract, Siemens is also required to provide training to us and our employees and contractors such that we and our employees and contractors can operate the trains and equipment safely and in accordance with regulatory requirements.

North Segment Rail Infrastructure Construction

Rail infrastructure for the North Segment primarily includes new track and rail crossings, bridges, civil work and right-of-way improvements, communications and signalization including positive train control, maintenance facilities and all professional fees and contingencies associated with the various categories of the work.

In addition to the rail segments, a new vehicle maintenance facility will be constructed on property of GOAA adjacent to our Orlando station.

North Segment rail infrastructure construction is divided into two distinct components:

•	West Palm Beach to Cocoa (129 miles). Generally, the work on the West Palm Beach to Cocoa corridor will consist of re-constructing a second track that existed when passenger rail previously ran in this corridor.
○	Track: We will perform rehabilitation of portions of the existing infrastructure up to Class VI standards to raise the maximum allowable speed up to 110 mph. In addition, a new second track will be added.
○	Signaling System Upgrade: We will upgrade all highway-rail grade crossings along the shared mainline corridor within the high speed segment (110 mph) from West Palm Beach northward to Cocoa.
○	Grade Crossings: We conducted required safety crossing diagnostics with the FRA, FDOT and local municipalities. Based on these assessments the safety treatments at each of these crossings have been carefully analyzed and scrutinized to arrive at the final configurations. Vehicle Presence Detection will be provided at all crossings where passenger train speeds are anticipated to exceed 80 mph. In totality, we will build a second track and modify approaches at 155 grade crossings.
○	Bridges: Multiple bridge structures will be rehabilitated or added in the West Palm Beach to Cocoa segment in order to support the addition of the second track for the passenger rail service. In addition, two aging movable bridge structures will be rehabilitated.
○	Fiber Optic Relocation: Over the past decades, the existing FECR right-of-way segment where the second track will be restored was used as a revenue generating source from telecommunications companies by allowing them to place fiber optic conduits. In order to allow for the construction of the second track, these conduits must be relocated into a new, dedicated duct bank that will carry all of the existing lessees’ fiber lines.

○	Positive Train Control: We are installing PTC on the Florida east coast corridor in compliance with 49 CFR Part 236. We have selected the Enhanced Automatic Train Control (E-ATC) system, which is type-approved and for which we and the FECR have an FRA-approved PTC Implementation Plan (PTCIP).
•	Cocoa to Orlando International Airport (40 miles). The second component includes the east-west corridor running along the SR528. This corridor is divided into three geographic segments based on land ownership: approximately 14 miles adjacent to SR528 in land leased from the FDOT; approximately 21 miles in an easement adjacent to SR528 from the Central Florida Expressway Authority; and approximately 5 miles leased from the GOAA on property of the Orlando International Airport. We anticipate constructing 14 miles of single track and 26 miles of double track construction that would be an entirely new, dedicated and grade-separated rail infrastructure capable of achieving speeds of up to 125 mph and terminating at Orlando International Airport. There are no anticipated grade crossings between Cocoa and Orlando International Airport.

Operations and Maintenance

We commenced rail operations between Fort Lauderdale and West Palm Beach in January 2018 and between Miami and Fort Lauderdale in May 2018. We expect to commence passenger rail operations for the North Segment during 2021 and achieve full ramp-up ridership for the entire Florida passenger rail system in 2024 (assuming we accomplish our goal of commencing passenger rail operations for the Tampa Expansion in 2021).

As described in more detail under “Certain Relationships and Related Party Transaction—Transactions with FECR—Joint Use Agreement” and “Certain Relationships and Related Party Transaction—Transactions with FECR—DispatchCo,” we have also contracted with certain entities, including Florida DispatchCo LLC (“DispatchCo”), a 50-50 joint venture between FECR and us, for dispatch services, and FECR, for other rail service operations and certain other aspects of our business operations.

In addition, we have executed a 30-year maintenance agreement with Siemens, the rolling stock provider, for all warranty repairs and maintenance on the rolling stock, thereby making these large costs more easily predictable. See “—Siemens Maintenance Agreement” below.

Siemens Maintenance Agreement

On December 31, 2014, we executed a contract with Siemens for all warranty repairs and maintenance on the rolling stock. This 30-year contract was terminable by us with an early termination penalty. This contract duration ensures regular preventive maintenance, as well as capital maintenance over the life of the contract at a set price with an established cost escalator, thereby making these large costs more easily predictable.

Under the agreement, Siemens provides maintenance and general technical support on the rolling stock. However, Siemens is not liable for failure to carry out its services if the cause for such services is a result of defective rail infrastructure, the fault of us, station closure, or total destruction of the rolling stock. We can also service the rolling stock itself or contract with a third party for such service, in certain circumstances.

Our monthly service payment obligations began on January 13, 2018 with the commencement of passenger revenue service on the South Segment and continue throughout the term of the agreement. The service payments are subject to adjustment based on, among other things, the Consumer Price Index (CPI). The agreement is terminable by (i) either party upon, among other things, the insolvency of the other party, (ii) us if Siemens fails to maintain requisite insurance policies or effects a change of control with a competitor of Siemens or (iii) Siemens (plus a termination fee) if a certain amount of aggregate service payments remain unpaid for sixty days from Siemens’ written notice.

In June 2018, we amended our agreement with Siemens to adjust maintenance fees to more accurately identify the allocation of such fees between the first and second phases of maintenance and to amend the termination provisions to permit more frequent termination options with specified graduated penalties.

The maintenance for the rolling stock is currently being performed at our running repair facility in West Palm Beach. Following the completion of the North Segment, the maintenance for the rolling stock will be performed at a vehicle maintenance facility to be constructed south of the Orlando International Airport. Our running repair facility in West Palm Beach will continue to be used for lighter maintenance and emergency repairs, as well as cleaning, refueling and nightly layover.

Rolling Stock

We currently own five state-of-the-art trainsets built by industry-leading provider Siemens. The purchase price related to these five trainsets was approximately $260 million. All five trainsets are operational in the South Segment. Our rolling stock vendor contracts with Siemens give us the option, through August 2021, to purchase additional passenger cars and locomotives to accommodate increased ridership. See “—Construction Overview—Construction Contracts—Rolling Stock – Siemens.”

Each trainset currently consists of two diesel-electric locomotives (4,400 horsepower Cummins diesel engines) and four stainless steel passenger cars and has a total capacity of 239 passengers per train. This dual locomotive arrangement allows trains to achieve a top speed of up to 125 mph, while realizing fuel efficiency. The redundancy of this two-locomotive configuration will enable us to keep trains moving in case of an unexpected locomotive mechanical issue.

Our trainsets are best-in-class and the most modern of any offering in the U.S. They feature leather seats, large touchless bathrooms, food and beverage service on board, free high speed WiFi, charging and docking stations and are fully ADA compliant. Onboard, integrated passenger cars offer comfortable seating in a number of different configurations, with an air-suspension system providing a smooth ride at high speeds. Passenger seats have workspaces that are similar in size to a first-class airline seat (with premium seats being slightly larger). These trainsets and their onboard amenities are scalable to accommodate additional passenger demand for seats and technology. As ridership ramps up to stabilization, additional coaches will be added to the trains, such that each train will be comprised of two locomotives, two premium cars, three standard cars, one standard car with baggage and a café car, for a total capacity of about 354 passengers per train. Additional coaches can be added to expand each trainset to 10-coach trainsets for incremental passenger capacity.

For the South Segment service, we have three active trainsets, leaving one spare trainset for private charter service and one to be utilized in rotation to allow rolling stock to be monitored, inspected, serviced and maintained without adversely impacting regularly scheduled service. For service to Orlando, we expect to procure an additional five train sets. To accommodate the increased demand anticipated in Miami-Fort Lauderdale-West Palm Beach-Orlando service, we expect all trains in the entire fleet will be expanded to seven coaches (six passenger cars and a café car). After commencement of North Segment service, we anticipate having eight active trainsets for our Florida passenger rail system, leaving one spare trainset available for private charter service and one to be utilized in rotation to allow rolling stock to be monitored, inspected, serviced and maintained without adversely impacting regularly scheduled service.

Stations

We currently own our three stations in Miami, Fort Lauderdale and West Palm Beach. In Orlando, our station will be integrated into the Orlando International Airport’s new South Terminal and is owned by the airport and leased to us. All of our stations in South Florida are located in cities with dense populations, near government/business locations and major travel destinations and with multiple connections to public and private ground transportation, as well as local transit services. We believe our station locations are irreplaceable and will result in a high level of passengers given the centralized locations and ease of connectivity.

Miami

Our downtown Miami station is located within a five-block radius of numerous destinations, including PortMiami, American Airlines Arena, the Miami-Dade County government center complex and the Adrienne Arsht Center for the Performing Arts. The location is also served by both Metrorail (a 25-mile metropolitan rail service with approximately 20 million annual riders) and Metromover (a free, elevated automated people mover service for easy access to downtown Miami sites with approximately 9.5 million annual riders), and we expect it to become a stop for Tri-Rail (a commuter rail line with approximately 4.3 million annual riders) in the near future. We have entered into development and operating agreements to link the Miami station with Tri-Rail.

The Miami station includes a large train platform on an elevated viaduct so as not to interrupt traffic on local streets servicing the downtown district and a new and enhanced street front public realm which is expected to be an attractive platform for new retail and residential real-estate uses. The 250,000 square foot platform and track area consists of five tracks and four platforms, each measuring 1,150 feet long. The station includes a combination of both high-level platforms designed to accommodate level boarding of our intercity trains and lower level platforms designed for train service access and for commuter trains in the future. The station has three levels – a lower ticketing level, an upper boarding level and a mezzanine level with a 21,000-square foot passenger waiting area and security functions. The station’s mezzanine level serves as the primary concourse for passengers to directly connect to other modes of transportation such as Metrorail and the Metromover.

Fort Lauderdale and West Palm Beach

In Fort Lauderdale, our station is located on our wholly-owned site in the city’s central business district, surrounded by City Hall and county and state government office facilities. Our station site is only a few blocks from Fort Lauderdale’s Las Olas Boulevard waterfront historical district and the Broward Center for the Performing Arts and adjacent to the city’s primary municipal bus terminal.

In West Palm Beach, our station is located on our wholly-owned site along Quadrille Boulevard, the city’s primary north-south road system and centrally situated between the Clematis Street commercial district and the City Place outdoor promenade and mixed-use development. The station site has close proximity to the Kravis Center for the Performing Arts and is approximately four blocks from the West Palm Beach downtown waterfront.

The Fort Lauderdale and West Palm Beach stations have similar designs and contain center-island platforms adjacent to the newly configured tracks at near ground level. These platforms are approximately 850 feet long and, with a height of approximately 48 inches above the top of the rail, will allow level boarding by our passengers into our coaches. These stations were designed to accommodate the addition of future, low-level platforms designed to connect with commuter rail trains and station locations for inter-modal connectivity.

Orlando

The Orlando station is located within the new multi-modal facility being constructed at Orlando International Airport, which will be operated by GOAA, with dedicated facilities leased to and operated by us within the future South Terminal. The new multi-modal complex is designed to accommodate four modes of rail transit, including our passenger rail service, SunRail commuter rail service (currently in operation and planned for extension to the airport), an automated people mover connecting to the airport’s existing north terminal and, in the future, to Orlando’s new adjacent Medical City complex, as well as a future light-rail system designed to serve nearby metro-Orlando destinations. This multi-modal hub will also provide direct connectivity to ground transportation operations, parking and, in the future, direct pedestrian linkage to 120 airside gates in the airport’s new south terminal. We have executed a lease with GOAA for our occupancy within this station.

The Orlando station has elevated platforms and will be able to accommodate up to four tracks utilizing two shared, 800 foot long high level island platforms that allow level boarding by our passengers into our trains. Passengers will access platforms from a waiting and ticketing area located directly above the platforms and will be able to cross connect to other airport functions and forms of transportation from this level. There will be logistics and operational space below the platforms at ground level. There will also be dedicated passenger drop-off and parking on the third level nearby the waiting and ticketing lounge.

Transit Oriented Development (TOD)

Because of the high number of passengers expected to pass through our downtown stations, there are several attractive retail, residential and commercial transit-oriented real estate development opportunities at or near our station sites. Currently, our Parent and its subsidiaries are developing approximately 1.5 million square feet of mixed-use office, residential, retail and parking facilities at and around our stations in Miami, Fort Lauderdale and West Palm Beach, and key tenants, including top-tier food and beverage, fashion, fitness and life-style brands, have leased and are in negotiations to lease space. Our Parent has invested approximately $1.0 billion on these developments and, based on current market prices, our Parent expects that it could generate net proceeds from the sale of these developments of approximately $1.4 billion to $1.5 billion. In the future, we intend to directly pursue new development opportunities at or around future stations ourselves or by working in conjunction with our Parent’s real estate development team. We expect that such facilities will strengthen the appeal of our Florida passenger rail system.

These expectations are subject to market conditions and other factors that could cause the net proceeds to be materially lower than our estimates. We expect the costs involved in pursuing real estate developments to include real estate acquisition costs, construction and permitting costs, as well as financing and leasing costs. We do not intend to use the funds from this offering to pursue such real estate development opportunities. Developing real estate entails a number of significant risks such as construction or permitting delays, construction defects or the inability to obtain financing on attractive terms. The occurrence of any of these risks may prevent us from fully realizing some or all of the benefits of developing real estate.

Regulations

Railroad Regulations

Based on the current decision of the Surface Transportation Board, a federal economic regulatory agency that is charged with resolving railroad rate and service disputes and reviewing proposed railroad mergers, we are not subject to its regulatory jurisdiction under Title 49 of the United States Code. However, if the Surface Transportation Board were to assert jurisdiction over us in the future, then advance approval or exemption might be required for our passenger railroad operations. The Surface Transportation Board would also have the power to regulate fares and service while we are operating.

Our operations are also subject to rules and regulations promulgated by various agencies and bodies of the state and local governments which have jurisdiction over such matters as employment, environment, safety, traffic and health. The rules and regulations to which we are currently subject may change, and we may become subject to additional rules and regulations. See “Risk Factors—Risks Relating to the Business—Railroad regulations and legislative amendments may impose costs and restrictions that could adversely affect our operations.”

Environmental Regulations

As a landowner, railroad operator and developer of related infrastructure, we will be subject to various federal and state laws relating to protection of the environment. These include requirements governing such matters as the management of waste, the discharge of pollutants into the air and into surface and underground waters, the manufacture and disposal of regulated substances, and remediation of soil and groundwater and the protection of wetlands, endangered species and other natural resources. Failure to comply with applicable requirements can result in fines and penalties and may subject us to third-party claims alleging personal injury and/or property damage, among others, and may result in actions that seek to restrict our operations. Some environmental laws impose strict, and, under some circumstances, joint and several, liability for costs of investigation and remediation of contaminated sites on current and prior owners or operators of the sites and also impose liability for related damages to natural resources.

We intend to operate in material compliance with applicable environmental laws and regulations and estimate that any expenses incurred in maintaining such compliance will not have a material effect on our earnings or capital expenditures. However, there can be no assurance that new, or more stringent, enforcement of existing requirements or discovery of currently unknown conditions will not result in significant expenditures in the future.

Governmental Permits

As a landowner, railroad operator and developer of related infrastructure, we are subject to various federal and state laws that require it to obtain certain permits and other approvals, including the permit requirements related to the system that are imposed by the Federal Aviation Authority, Federal Highway Administration, Florida Department of Environmental Protection, South Florida Water Management District, St. Johns Water Management District, U.S. Army Corps of Engineers and U.S. Coast Guard. We have retained various consultants to provide services needed to support this effort, including AMEC Environment & Infrastructure, Inc., which is coordinating the work of a team of consultants working to obtain the environmental permits potentially required. We have also developed a strategy to identify and comply with regulatory requirements imposed by regulatory agencies with jurisdiction over the development of our stations, such as requirements mandated by fire, health, environmental and zoning departments. We have designed our Florida passenger rail system in a manner consistent with zoning and land development codes applicable to our Florida passenger rail system and have or currently expect to obtain the necessary approvals to proceed with North Segment construction.

As part of our original application under the FRA’s Railroad Rehabilitation & Improvement Financing program, we participated in evaluations of the environmental consequences of the South Segment and the North Segment in accordance with National Environmental Policy Act. The FRA studied an environmental assessment released for public comment from October 31, 2012 through December 3, 2012 for the proposed rail system between West Palm Beach and Miami, and issued a “finding of no significant impact” (“FONSI”) on January 30, 2013. The FONSI was amended in January 2015 to extend the project limits and include the West Palm Beach running repair facility.

The FRA subsequently published a notice of intent in the Federal Register on April 15, 2013 to announce its plan to prepare an Environmental Impact Statement for the remaining areas of our Florida passenger rail system from West Palm Beach to Orlando. The Final Environmental Impact Statement was released on August 4, 2015. Thereafter, on December 15, 2017, the FRA issued its Record of Decision with respect to the North Segment which documents its decision to approve the North Segment construction.

During the FRA’s four-year environmental review of our proposed passenger rail system comprising the South Segment and the North Segment, the FRA, as lead agency, coordinated the efforts of all other cooperating agencies responsible for issuing the final environmental permits for the North Segment. This process allowed each agency to appropriately assess the various options and permittability of our Florida passenger rail system as presented under our plan submitted in connection with such environmental review. Such agencies were given the opportunity to, and did, provide input to the FRA in connection with this environmental review.

We have covenanted to U.S. Department of Transportation to complete and implement the measures specifically set forth in the Final Environmental Impact Statement and Record of Decision to avoid, minimize, or mitigate any adverse effects of our Florida passenger rail system on the environment.

We have obtained substantially all material permits and governmental authorizations required for the construction of the North Segment. We will be required to obtain similar permits and authorizations, which will require, among other things, the performance of additional environmental impact studies, for the Tampa Expansion.

Additionally, any additional passenger rail systems we seek to construct outside of Florida will be subject to various federal, state and local laws and regulations that require us to obtain permits and other approvals applicable in those new jurisdictions.

Rolling Stock Regulations

Our trains and stations are designed to be compliant with regulations specified by the Americans with Disabilities Act (“ADA”), with seating, bathrooms, level board platforms and walkways designed to accommodate wheelchair and other special physical needs of the disabled. Our locomotives also comply with both the U.S. Environmental Protection Agency’s Tier Four emissions standards as well as the various regulations and guidelines set forth in the Passenger Rail Investment and Improvement Act of 2008 (PRIIA) mandate. They are fully Buy American compliant, with components coming from 20 U.S. states. Our rolling stock complies with FRA regulations, including Crash Energy Management (CEM), which provides a standard of structural integrity designed to better protect passengers and employees in the event of a collision, and the new PTC standards, which require a centrally monitored and controlled network to bring trains safely to a stop if certain operating safety parameters are exceeded. We are upgrading our signal system and expect to be fully-compliant with PTC. Installing PTC systems will allow our trains to operate within a dynamic safety environment that constantly monitors speed restrictions, track maintenance and similar items and can intervene to stop a train before it reaches an unsafe condition. The PTC system was procured and supplied by us and delivered to Siemens for installation into the locomotives. Similarly, the in-cab signaling system and the voice radio system were procured by us and delivered to Siemens for installation.

Insurance

Our comprehensive insurance program for our Florida passenger rail system includes the following coverages:

•	Professional Liability: Protective errors and omissions insurance will be maintained for our Florida passenger rail system. This protects against defenses and damages caused by errors in rendering of professional services by the design and construction teams.
•	Builders Risk: Builders risk insurance will be maintained throughout the construction to protect against damage perils, including, but not limited to, fire, flood, windstorm and earthquake during the course of construction. In addition, delay in start-up protection will be in place to insure against income loss or specified additional expenses that result from a delay in the completion of a construction project beyond the expected completion date as a result of covered property damage.
•	Pollution Legal Liability: Insurance to protect against claims for loss, environmental damages or emergency response expense arising out of a pollution incident at an insured location arising from a pre-existing pollution condition will be maintained for our Florida passenger rail system.
•	Contractors Pollution Liability: Insurance to pay those sums that the insured or any contractor (or subcontractor) becomes legally obligated to pay as damages because of bodily injury, property damage, environmental damage (including mold), emergency response expense and associated defense costs, arising out of a pollution incident caused by our work will also be maintained.
•	General and Rail Excess Liability: Liability insurance coverage will be maintained, including defense costs that we may be legally obligated to pay as damages resulting from bodily injury (including death), property damage, personal injury or advertising injury resulting from our railroad operations. This would include employee injury, passenger injury and accidents involving train stations, crossings, trespassers, maintenance activities, derailments and terrorism. This rail insurance will have a minimum $295 million combined single limit for bodily injury, personal injury and property damage per occurrence, which limit may be provided by a combination of primary and excess/umbrella coverage.
•	Property and Casualty: Property insurance will also be maintained for physical damage to assets owned, leased or used by it, including buildings, contents, rolling stock equipment and certain infrastructure assets, which include track and bridges or tunnel structures. Due to the location of our assets on Florida’s eastern seaboard, windstorm coverage will be maintained. Coverage will include the loss of business income following an insured event. Insured events would be on an “all risks” basis, including collision, upset and overturn, flood, earthquake and terrorism.

•	Corporate: Various other policies are expected to be in place, including workers compensation, pollution liability, cyber security, food borne illness, crime and fiduciary liability, auto liability and director and officer protection.

We believe the insurance coverages are sufficient for our Florida passenger rail system.

Employees

As of July 1, 2018, we had 296 employees. At stabilized operations for our Florida passenger rail system (including the South Segment from Miami to West Palm Beach, the North Segment from West Palm Beach to Orlando and the Tampa Expansion from Orlando to Tampa), we expect to have approximately 500 full-time equivalent employees, of which we expect the majority to be allocated to rail operations (including onboard staff and maintenance support staff) and stations and hospitality operations (including station managers, station engineers, safety and security staff, ticket counter/guest services agents, public area attendants and baggage agents, in-station cafe attendants and commissary employees). Our Florida passenger rail system operations will be based in Miami. None of our Florida passenger rail system operations employees are covered by any collective bargaining agreements.

Legal Proceedings

In the ordinary course of conducting our business, we may become involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company. It is the opinion of management that the ultimate liability, if any, with respect to our current litigation outstanding will not have a material adverse effect on our financial position, results of operations or cash flows.

Our operations are subject to environmental regulation. There are no material environmental claims currently pending or, to our knowledge, threatened against us or any of our railroads.

Properties

We own in fee simple title: (i) land in Fort Lauderdale for the Fort Lauderdale station, (ii) land in Fort Lauderdale for surface parking and (iii) land in West Palm Beach for the West Palm Beach station. We also have obtained the rights to cross certain roadways pursuant to an ordinance abandoning a portion of Northwest 2nd Avenue in the City of Fort Lauderdale. Our Miami station is being built within our owned property, air rights, certain aerial easements from the City of Miami and rights to cross certain roadways. We have executed a lease with GOAA for our occupancy within GOAA’s Orlando station and our Orlando vehicle maintenance facility which is presently being held in escrow pending satisfaction of the remaining release condition. See the section entitled “—Stations” for more information.

We also hold leasehold interests in all or a portion of three parking garages used in connection with the South Segment stations and our West Palm Beach running repair facility. We also own in fee simple a portion of the rail corridor in the South Segment.

FECR owns the fee simple title in the existing rail right-of-way along Florida’s east coast from Miami to Jacksonville and owns the existing railroad infrastructure within our corridor (other than a portion of the rail corridor in the South Segment owned by us). We own the permanent, perpetual and exclusive rights, privileges and easement for passenger rail purposes over and across the real property within FECR’s main line right-of-way located between Miami and Jacksonville. See “Certain Relationships and Related Party Transactions—Transactions with FECR—Joint Use Agreement” and “Certain Relationships and Related Party Transactions—Transactions with FECR—Dispatching Services Agreement” for more information.

We have executed lease and easement agreements with FDOT, GOAA and CFX related to the Cocoa to Orlando corridor. We hold a lease agreement with FDOT for approximately 14 miles adjacent to SR528 and easement agreements with CFX for approximately 21 miles. We also have executed a rail easement agreement with GOAA for approximately 5 miles on property of the Orlando International Airport; however, the GOAA easement agreement is subject to the satisfaction of certain conditions in order to be released from escrow or be consummated. We have met all requisite conditions for release, except for the condition that we must have the financial wherewithal to complete our Florida passenger rail system. These escrowed agreements are set to expire on December 31, 2018. We plan to request an extension should the condition to release not be timely met; however, there are no assurances that such extensions will be granted. In addition, we own fee title to certain parcels of land required for the Cocoa to Orlando corridor and have obtained easement rights over certain rights of way or property from the City of Orlando, Board of Trustees of the Internal Improvement Trust Fund, Orlando Utility Commission and Brevard County.

Our principal executive offices and headquarters are located in leased space at 161 NW 6th Street, Suite 900, Miami, Florida 33136. This lease expires on December 31, 2022, unless the term is extended pursuant to the two 60-month renewal options.

Intellectual Property

We registered our “Brightline,” “Bright Line” and “Brightline” logo trademarks with the United States Patent and Trademark Office, along with various other trademarks and logos, and we intend to protect the use of our trademarks and other intellectual property nationwide.

Competition in Our Current Market

We compete with various other methods of transportation, including car, bus, rail and air travel. Auto vehicles are the dominant mode of intercity travel between Orlando and the Southeast Florida cities that we will serve. In addition, there are a few private bus companies that operate several buses daily between Orlando and Southeast Florida along the Florida Turnpike and available rideshare options. The two main routes between the cities are I-95 and the Florida Turnpike. Free-flow driving times between Miami and Orlando are estimated at approximately 4.5 hours along I-95 and at 3 hours 50 minutes along the Florida Turnpike, which is a toll road. Travel times during congested peak periods can be substantially greater. Driving time between Miami and Orlando can take as long as five hours compared to our travel time of approximately three hours.

Air, rail and bus account for a small proportion of trips between the Orlando and Miami. Most passengers traveling by air on the more than thirty daily flights between Miami and Orlando are connecting to another destination. Two Amtrak trains, the Silver Meteor and the Silver Star, each run once daily between Orlando and Southeast Florida. The Silver Meteor, which is the fastest because it does not make a detour to Tampa, takes about 3 hours 45 minutes from Orlando to West Palm Beach and 5 hours 35 minutes from Orlando to Miami. We expect our travel time to be superior to the Silver Meteor, with an estimated travel time of three hours. Additionally, we can operate up to 36 daily departures, providing more flexibility to potential customers than Amtrak’s services.

Travel within Southeast Florida is primarily by car. Between Miami and West Palm Beach, the Florida Turnpike runs parallel with I-95. Driving from Miami to West Palm Beach typically takes about 1 hour 20 minutes on I-95 and 1 hour 30 minutes on the Florida Turnpike. Driving time between Miami and Fort Lauderdale is about 35 minutes while the drive from Fort Lauderdale to West Palm Beach takes about 50 minutes. During congested peak periods it is not uncommon for these travel times to increase by 30 to 50 percent due to incidents or weather making journey and arrival times during these key periods unreliable. Driving time between Miami and West Palm Beach at peak times can take two or more hours, compared to Brightline’s travel time of approximately one hour.

The other main alternative mode of transportation between Miami and West Palm Beach is through Tri-Rail, a commuter rail line run by SFRTA that links Miami, Fort Lauderdale and West Palm Beach. The 72-mile line has 18 stops and an annual ridership of 4.3 million. Our service linking Miami, Fort Lauderdale and West Palm Beach will only make stops at these three stations, providing a faster alternative for passengers looking to travel to these destinations.

Comparison of Travel Times
(All Times Are Approximate)

	Brightline	Car	Amtrak	Tri-Rail

Miami to Orlando	3 hours	3 hours 50 minutes (without traffic) 5 hours (with traffic)	5 hours 35 minutes	N/A

Miami to West Palm Beach	1 hour	1 hour 20 mins (without traffic) 2 hours (with traffic)	N/A	1 hour 45 minutes

Orlando to Tampa	1 hour	1 hour 30 minutes	2 hours 5 minutes (Silver Star)	N/A

In addition, we believe we can achieve profitability by charging ticket prices that are lower than those of established passenger rail systems and thereby capturing a higher percentage of the travelers in our markets. We currently charge fares that are substantially lower than those charged by established rail systems over comparable distances. For example, standard passenger service fares on Amtrak’s Acela service, the most comparable intercity service in the United States to our service, average approximately $180 for short distance trips, such as New York to Philadelphia, while we expect to charge an average of approximately $50 for our Miami to West Palm Beach service; Acela service for long distance trips such as New York to Washington, average approximately $300, compared to our expected average fare of approximately $100 for our Miami to Orlando service. We do not believe we compete directly with Amtrak’s non-Acela service, as that service has significantly less frequent departures and significantly longer travel times compared to our Florida passenger rail service. Moreover, we believe our fares are highly competitive relative to the cost of travel for the same routes via other modes such as driving, rideshare services and flying. The average cost of flying between Miami and Orlando is approximately $160, and the average cost of rideshare service between Miami and Orlando is approximately $300, both higher than our expected fares. Taking our expected rates, we believe that we can operate profitably by capturing only approximately 1.0% of the estimated travel market between Miami and Tampa, which is significantly lower than the approximately 10-30% market share captured by established rail systems such as Acela and Italo. We believe that our relatively lower fares will drive ridership in the early stages of our business and that there is a compelling opportunity to increase both fares and ridership in line with industry levels as our business matures.

Comparison of Travel Cost
(All Costs Are Estimates of Average Fares)

	Brightline	Amtrak	Air	Rideshare Service

Miami to Orlando	$100 per passenger	$100 per passenger	$160	$300

Miami to West Palm Beach	$50 per passenger	N/A	N/A	$100

Orlando to Tampa	$35 per passenger	$30 per passenger	N/A	$100

We will face similar competition with respect to our operations between Orlando and Tampa, Florida, upon the completion of the Tampa Expansion. We will also face competition in any markets outside of Florida where we seek to expand our operations.

INDEPENDENT ADVISOR REPORTS

Louis Berger was engaged to prepare a report (the “Ridership and Revenue Study”) in its capacity as an independent ridership and revenue advisor and also engaged to prepare a report (the “Operations and Maintenance and Ancillary Revenue Report” and, together with the Ridership and Revenue Study, the “Independent Advisor Reports”) in its capacity as an independent operations and maintenance and ancillary revenue advisor. The Independent Advisor Reports address the corridor from Miami to Orlando. Louis Berger is in the process of preparing a second ridership and revenue report to address the Orlando to Tampa corridor. Matters addressed in the Independent Advisor Reports are based on various assumptions and methodologies and are subject to certain qualifications. Reference is hereby made to the entire Independent Advisor Reports for such important methodologies, qualifications and assumptions. You should read carefully the Independent Advisor Reports, copies of which have been filed as an exhibit to the registration statement of which this prospectus is a part and are publicly available at www.sec.gov. See “Additional Information.”

Subject to the information and qualifications contained and assumptions made in the Ridership and Revenue Study and as of the date of such report, we summarize the findings to be:

•	Substantial “Addressable Market” — Hundreds of millions of trips are taken annually between the four cities that will be served by our passenger rail service. Louis Berger’s study included a determination of the portion of these total trips that both originate and terminate within a defined distance of our passenger rail stations (a station “catchment area”). Our addressable market is assumed to include only those trips beginning and ending within station catchment areas, as further defined in the Ridership and Revenue Study. Based upon detailed analysis, Louis Berger estimates the total potential addressable market of travelers across our Miami to Tampa corridor to be approximately 413 million trips annually.
•	Challenging Intercity Trip — At a distance of approximately 235 miles, the journey from Orlando to Miami is relatively short for air travel (with total travel time disproportionately long for the distance given airport security and delays) and relatively long for an auto trip, where traffic congestion can make the four to five hour trip unpleasant and unreliable. Travel volumes on key highways connecting Central and Southeast Florida are expected to exceed capacity by 2030, resulting in further delays and reduction in reliability.
•	Demonstrated Market Travel Growth — Intercity travel on the Florida Turnpike between Orlando and Miami grew by an average of 3.2% per year from 2001 to 2016. Average annual growth on I-95 from 2001 to 2015 was approximately 2.1%.
•	Demonstrated Market Demographic Growth — In the past 30 years, population in the market area has grown by an annual average of 2.5%, and employment has grown by an annual average of 3%. Furthermore, there has been strong growth in the urban areas within one mile of our passenger rail stations, with annual population growth ranging from 2% to 5% since 1990.
•	No Comparable Service — Our passenger rail service can provide travel time savings of 25% to 50% when compared to existing surface modes (auto, bus and rail) and, with a journey time of around three hours from Orlando to Miami, is competitive with air on door-to-door travel times. There is also no privately owned passenger rail system in the United States that offers a comparable level of services and amenities as on our state-of-the-art trainsets.
•	Willingness to Pay — The fares used in the Ridership and Revenue Study are supported by two primary research efforts — a stated preference survey and a pricing research study — which confirmed customer willingness to pay for our service at the price points utilized. The fares are highly competitive compared to existing modes of travel when time, tolls, and travel costs are considered, and the fares are comparable to those charged by other successful rail services in the United States.
•	Long-Standing Interest — Given the profile of the travel market and the central location of the rail line, there has been interest among stakeholders and the public in developing passenger rail service on the Florida east coast corridor for decades.

Subject to the information and qualifications contained and assumptions made in the Operations and Maintenance and Ancillary Revenue Report and as of the date of such report, we summarize the findings to be:

•	Our operation and maintenance cost estimates are an accurate reflection of our business plan and our consummated contractual agreements.
•	Our ancillary revenue estimates are reasonable in the context of our business model.

MANAGEMENT

Executive Officers and Directors

Set forth below are the names, ages and positions of our directors and executive officers as of August 17, 2018.

Name	Age	Position
Wesley R. Edens	56	Chairman
Patrick Goddard	42	President and Chief Operating Officer
Ravneet Bhandari	48	Chief Commercial Officer
Jeff Swiatek	49	Chief Financial Officer
Myles Tobin	63	General Counsel
Michael Cegelis	62	Executive Vice President of Infrastructure Development
Scott Sanders	57	Executive Vice President of Development and Construction
Adrian Share	57	Executive Vice President of Rail Infrastructure
Olivier Picq	50	Chief Transportation Officer
Tom Rutkowski	44	Chief Mechanical Officer

Wesley R. Edens

Chairman

Mr. Edens was appointed Chairman in April 2018. He is the Co-Chief Executive Officer of Fortress and has been a member of the board of directors of Fortress since November 2006. Mr. Edens has been a member of the Management Committee of Fortress since co-founding Fortress in May 1998. Investment funds managed by affiliates of Fortress indirectly owned substantially all of the voting interests in the Company as of June 30, 2018. Mr. Edens is responsible for oversight of Fortress’ private equity and publicly traded alternative investment businesses. He is the Chairman of the board of directors of each of New Media Investment Group Inc. (a publisher of print and online media), New Senior Investment Group Inc. (a real estate investment trust with a diversified portfolio of senior housing properties located across the United States), and Drive Shack Inc. (an owner and operator of golf-related leisure and entertainment business). He is a director of Mapeley Limited (a large full service real estate outsourcing and investment company in the United Kingdom).

Mr. Edens previously served on the board of the following publicly traded companies and registered investment companies: OneMain Holdings, Inc. (a leading consumer finance company) from November 2010 to June 2018, Fortress Transportation and Infrastructure Investors LLC (which owns and acquires high quality infrastructure and equipment essential for the transportation of goods and people globally) from May 2015 to May 2016; Intrawest Resorts Holdings Inc. (a resort and adventure company) from January 2014 to July 2017; Gaming and Leisure Properties, Inc. (an owner and operator in the gaming and racing industry) from October 2013 to October 2016; Nationstar Mortgage Holdings Inc. (a residential mortgage loan originator and servicer) from 2012 to July 2016; New Residential (a real estate investment trust primarily focused on investing in residential real estate related assets) from April 2013 to May 2016; Brookdale Senior Living Inc., from September 2005 to June 2014; GAGFAH S.A. from September 2006 to June 2014; PENN National Gaming Inc. from October 2008 to November 2013; GateHouse Media Inc. from June 2005 to November 2013; Aircastle Limited from August 2006 to August 2012; RailAmerica Inc. from November 2006 to October 2012; Eurocastle Investment Limited, from August 2003 to November 2011; Whistler Blackcomb Holdings Inc., from October 2010 to November 2012; Fortress Registered Investment Trust, from December 1999 until deregistered with the SEC in September 2011; and FRIT PINN LLC, from November 2001 until deregistered with the SEC in September 2011.

Prior to co-founding Fortress, Mr. Edens was a partner and managing director of BlackRock Financial Management Inc. (an investment management firm), where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and managing director of Lehman Brothers.

Mr. Edens’ extensive credit, private equity finance and management expertise, extensive experience as an officer and director of public companies and his deep familiarity with our Company led the Board to conclude that Mr. Edens should serve as a director.

Patrick Goddard

President and Chief Operating Officer

Patrick Goddard has served as President and Chief Operating Officer since December 2017, and prior to that served as Chief Operating Officer since March 2017, and prior to that served as Executive Vice President of Operations from October 2016 to March 2017. Mr. Goddard is responsible for all aspects of Brightline, including safety, development, commercial, operations and the guest experience. Prior to joining the Company, Mr. Goddard was the Chief Operating Officer for Trust Hospitality LLC from January 2011 to September 2016, in charge of the business for a portfolio of more than 35 properties and has extensive experience with opening new hotels, many of which have been entrepreneurial and start-up ventures launched in South Florida. Prior to that, Mr. Goddard was the President and Managing Director of Ocean Blue Hospitality, LLC, a consultancy firm that specialized in hotel openings and sales, marketing and revenue management for independent hotels. While there, Mr. Goddard repositioned the Clevelander Hotel and also worked on the Grand Beach Hotel, Savoy Hotel and the Raleigh, among others. Mr. Goddard also held management positions with Rosewood Hotels & Resorts, L.L.C. and Loews Hotels & Co, as well as Hilton Hotels & Resorts, Jurys Inns Hotel Group and other independent hotels and restaurants in Europe. Mr. Goddard holds a Higher Diploma Hospitality Management from Dublin Institute of Technology and also holds a Bachelor of Science Strategic Management from Trinity College Dublin.

Ravneet Bhandari

Chief Commercial Officer

Ravneet Bhandari has served as Chief Commercial Officer since June 2018. Mr. Bhandari is responsible for the Company’s revenue generation and consumer-facing endeavors, including the marketing, revenue management, sales, business development and strategic partnership departments. Prior to joining the Company, he served as Chief Executive Officer and co-founder of LodgIQ, LLC, a technology startup that develops revenue management software, from September 2015 to June 2018 and the Chief Commercial Officer at Nor1, Inc., which provides machine learning based merchandizing software, from October 2012 to August 2015. Mr. Bhandari holds a Bachelor of Arts in Economics from the University of Delhi, India and also holds a dual Master of Business Administration in Marketing and Finance from ESSEC Business School in France.

Jeff Swiatek

Chief Financial Officer

Jeff Swiatek has served as Chief Financial Officer since June 2018. Mr. Swiatek oversees the financial aspects of the development and operations of the Company. Prior to joining the Company, Jeff served in various senior roles at American International Group, Inc. (“AIG”), a multinational finance and insurance corporation, from 2002 to 2018. Prior to AIG, he worked in the investment banking department of Goldman Sachs Group, Inc., a multinational investment bank and financial services company, from 1998 to 2001. Mr. Swiatek holds a Bachelor of Arts in Economics and Asian Studies from Dartmouth College and also holds a Master of Business Administration degree from the University of Chicago Booth School of Business.

Myles Tobin

General Counsel

Myles Tobin has served as General Counsel since June 2014. He is responsible for directing the Company’s legal affairs and providing counsel on all significant legal issues. Prior to joining the Company, Mr. Tobin served as partner in Fletcher and Sippel LLC, a Chicago law firm, from 2002 to June 2014. He also previously served as Vice President of U.S. Legal Affairs for the Canadian National Railway Company (“CN”), a Canadian freight railway company, from 1998 to 2002. Prior to its merger with CN, Mr. Tobin served as General Counsel of Illinois Central Railroad, a railroad in the central United States. Mr. Tobin also served as counsel for the Chicago and North Western Transportation Company, a railroad in the Midwestern United States. Mr. Tobin holds a Juris Doctorate degree from Northwestern University School of Law and also holds a Bachelor of Arts in Political Science from Northwestern University. He is admitted to practice law in the Supreme Court of the United States, the courts of the State of Illinois, the Seventh Circuit Court of Appeals and numerous other state and federal courts.

Michael Cegelis

Executive Vice President of Infrastructure Development

Michael Cegelis has served as Executive Vice President of Infrastructure Development since September 2017. Mr. Cegelis is responsible for overseeing the infrastructure development for the Company’s future expansions, including the North Segment. He previously served as senior vice president at American Bridge Company, Inc., an engineering firm that specializes in building and renovating bridges and other large civil engineering projects, from May 1995 to September 2017. Mr. Cegelis holds a Bachelor of Science from Indiana University of Pennsylvania and also holds a Master of Business Administration from Rollins College.

Scott Sanders

Executive Vice President of Development and Construction

Scott Sanders has served as Executive Vice President of Development and Construction since March 2014. Mr. Sanders is responsible for the overall design and construction of station infrastructure for the Miami, Fort Lauderdale and West Palm Beach stations, as well as the Company’s transit-oriented development program throughout South Florida. Prior to joining the Company, he was Senior Vice President of Design and Construction for MGM Hospitality, LLC (“MGM Hospitality”), an operator of hotels, resorts and residences around the globe, from 2008 to March 2014. Prior to MGM Hospitality, he served as Vice President of Strategic Programming & Design for The St. Joe Company, a land development company, from 2001 to 2008. Mr. Sanders holds a Bachelor of Science in Architecture from Texas Tech University and is a member of the American Institute of Architects.

Adrian Share

Executive Vice President of Rail Infrastructure

Adrian Share has served as Executive Vice President of Rail Infrastructure since January 2015. Mr. Share is responsible for overseeing the design, engineering and construction of the rail system and station platforms, and managing the team of engineers and contractors who will complete the system improvements for the Florida passenger rail system. He previously served as Florida District Leader and Program Manager at HNTB Corporation, an architecture, civil engineering consulting and construction management firm, from 2010 to January 2015. Mr. Share also served as the Florida High Speed Rail Project Manager from 2008 to 2011. Mr. Share holds a Bachelor of Science in Civil Engineering from Tulane University and also holds a Master of Business Administration from Northeastern University. He is a Professional Engineer in Florida and previously served as the Chair of the Transportation Committee of the Florida Institute of Consulting Engineers.

Olivier Picq

Chief Transportation Officer

Olivier Picq has served as Chief Transportation Officer since July 2015. Mr. Picq is responsible for planning and implementing the train operating strategy to meet the performance goals of the Company, including compliance with all applicable federal regulations to support safe and efficient train service. Mr. Picq previously worked as project director for the French railroads in various capacities over the past 20 years, including at KEOLIS North America, a subsidiary of the Société nationale des chemins de fer français (“SNCF”), the French national railroad company, from March 2013 to July 2015 and SNCF from April 2010 to March 2013. Mr. Picq holds a postgraduate diploma in Mathematics and Econometrics from the School of Economics (France) and also holds a postgraduate diploma in Engineering and Economics (France).

Tom Rutkowski

Chief Mechanical Officer

Tom Rutkowski has served as Chief Mechanical Officer since November 2014. Mr. Rutkowski is responsible for the design and delivery of our rolling stock fleet for the Florida passenger rail system, as well as the design and delivery of the West Palm Beach and Orlando vehicle maintenance facilities. Prior to joining the Company, Mr. Rutkowski served for 17 years at the New Jersey Transit Corporation, the state-owned public transportation system that serves New Jersey along with portions of New York and Pennsylvania, most recently in the position of General Superintendent – Equipment from August 2007 to November 2014.

Board of Directors

In connection with this offering, we will adopt a certificate of incorporation and bylaws. Our certificate of incorporation will provide that our board shall consist of not less than three and not more than fifteen directors as the board of directors may from time to time determine. Our board of directors will be divided into three classes that are, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2018, 2019 and 2020, respectively. Messrs.          and          will each serve as a Class I director, Messrs.          and          will each serve as a Class II director and Messrs.          and          will each serve as a Class III director. All officers serve at the discretion of the board of directors.

Under the Stockholders’ Agreement, we will be required to take all reasonable actions within our control (including nominating as directors the individuals designated by the Brightline Stockholder that otherwise meet our reasonable standards for board nominations), subject to applicable regulatory and listing requirements (including the director independence requirements of the NYSE), so that up to a majority (and, in some circumstances, a majority plus one, depending upon the size of the board and the level of ownership of the Brightline Stockholder and certain affiliates of Fortress and its permitted transferees) of the members of our board of directors are individuals designated by the Brightline Stockholder. Upon completion of this offering, and in accordance with our Stockholders’ Agreement, our board of directors will consist of          directors,          of whom          will be “independent,” as defined under the rules of the NYSE. Our board of directors has determined that Messrs.          and          will be independent directors.

Our certificate of incorporation will not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors, subject to our obligations under our Stockholders’ Agreement discussed in the previous paragraph.

Committees of the Board of Directors

Upon completion of this offering, we will establish the following committees of our board of directors.

Audit Committee

The audit committee:

•	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;
•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;
•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and
•	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the audit committee are Messrs.          (Chair),          , and          . Upon effectiveness of the registration statement, each member of the committee will be “independent,” as defined under the rules of the NYSE and Rule 10A-3 of the Exchange Act. Our board of directors has determined that each director appointed to the audit committee is financially literate, and the board has determined that Mr.          is our audit committee financial expert.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee:

•	reviews the performance of our board of directors and makes recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	advises the board with respect to the corporate governance principles applicable to us;
•	oversees the evaluation of the board and management;
•	reviews and approves in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee; and
•	recommends guidelines or rules to cover specific categories of transactions.

The members of the nominating and corporate governance committee are Messrs.          (Chair),          and          . Each member of our nominating and corporate governance committee is independent, as defined under the rules of the NYSE.

Compensation Committee

The compensation committee:

•	reviews and recommends to the board the salaries, benefits and equity incentive grants, consultants, officers, directors and other individuals we compensate;
•	reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives, and determines the Chief Executive Officer’s compensation based on that evaluation; and
•	oversees our compensation and employee benefit plans.

The members of the compensation committee are Messrs.          (Chair),          and          . All members of our compensation committee are independent, as defined under the rules of the NYSE, and are “non-employee” directors as defined in Rule 16b-3(b)(3) under the Exchange Act.

Compliance Committee

The compliance committee:

•	oversees our overall program to ensure compliance with applicable laws and regulations; and
•	monitors our efforts to implement compliance programs, policies, and procedures that are designed to be responsive to compliance and regulatory requirements, risks facing us, and our internal policies.

The members of the compensation committee are Messrs.          (Chair),          and          .

Code of Ethics

We will adopt a Code of Business Conduct and Ethics, which will be posted on “About Us—Policies” of our website at www.gobrightline.com, that applies to all employees and each of our directors and officers, including our principal executive officer and principal financial officer. The purpose of the Code of Business Conduct and Ethics will be to promote, among other things, honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in public communications and reports and documents that we file with, or submit to, the SEC, compliance with applicable governmental laws, rules and regulations, accountability for adherence to the code and the reporting of violations thereof.

We will also adopt a Code of Ethics for Principal Executive and Senior Financial Officers that is applicable to our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer and Controller. The Code of Ethics for Principal Executive and Senior Financial Officers will be posted on “About Us—Policies” of our website at www.gobrightline.com. We intend to post any amendments to the Code of Ethics for Principal Executive and Senior Financial Officers and any waivers that are required to be disclosed on our website.

Executive Compensation

Our named executive officer, or “NEO,” for the fiscal year ended December 31, 2017, serving as our “principal executive officer” is:

•	Patrick Goddard, President and Chief Operating Officer

Summary Compensation Table for 2017

The following table summarizes the total compensation paid to or earned by Mr. Goddard in fiscal year 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All other Compensation ($)(1)	Total ($)
Patrick Goddard,
President and Chief Operating Officer	2017	289,902	500,000	4,821	794,723
(1)	Represents employer matching contributions under our 401(k) plan and group term life, as described in greater detail below in the section entitled “Retirement Benefits.”

Employment Arrangements

On September 21, 2016, we entered into an employment letter with Mr. Goddard in connection with his commencement of employment on October 3, 2016. The employment letter provides that Mr. Goddard will receive an annual base salary of $275,000 (which was increased to $300,000 effective as of March 1, 2017), and a target annual bonus equal to 75% of his base salary. Mr. Goddard was eligible to receive a minimum guaranteed bonus of $25,000 for 2016 and a minimum guaranteed bonus of $137,500 for 2017. The employment letter also provided for a grant of restricted stock units with a grant date value equal to $250,000 vesting in three equal installments on October 3, 2017, October 3, 2018 and October 3, 2019.

Mr. Goddard’s employment letter also provides that if his employment is terminated by us without “cause” (as defined in the employment letter), then subject to his execution of a general release of claims in a form acceptable to us, which may include non-compete and non-solicitation covenants, he will receive (i) six months of base salary if such termination occurs during his first twelve months of employment and (ii) three months of base salary if such termination occurs after during months thirteen through eighteen of his employment.

Bonus Arrangements for 2017

Pursuant to the terms of his employment letter, Mr. Goddard is eligible to receive an annual bonus in respect of each calendar year based on the achievement of performance targets established in the sole discretion of the Company. As provided in his employment letter, Mr. Goddard received a guaranteed annual bonus of $137,500 for 2017. In addition, Mr. Goddard received a discretionary bonus of $362,500 for 2017 based on the achievement of certain operational milestones established by our board of directors for 2017.

Equity Awards

In addition to the grant of restricted stock units provided in 2016 pursuant his employment letter, we expect to grant additional restricted stock units to Mr. Goddard with a grant date value of $50,000 that will vest over a three-year period. This grant will be reported in the “Stock Award” column of the Summary Compensation Table for the year in which the grant is made.

Retirement Benefits

Mr. Goddard is eligible to participate in our 401(k) defined contribution retirement plan. The 401(k) plan provides for employer matching contributions to eligible employees in the following amounts: a dollar for dollar match on the first $1,200 contributed by the participant, after which we match twenty-five cents per dollar of contribution up to 10% of the participant’s total compensation or the applicable Internal Revenue Code limits, whichever is less. Participants hired prior to January 1, 2017, including Mr. Goddard, are immediately vested in the full amount of the employer match. Participants hired after December 31, 2016, are subject to a three-year vesting schedule in the following increments: 35%, 70% and 100%.

The employer matching contributions made to Mr. Goddard are included above in the “All Other Compensation” column of the Summary Compensation Table for 2017.

Outstanding Equity Awards at Fiscal Year End for 2017

The following table summarizes the number of outstanding equity awards held by Mr. Goddard as of December 31, 2017.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Patrick Goddard	266(1)	198,909
(1)	Represents 266 restricted stock units, of which 133 will vest on October 3, 2018 and 133 will vest on October 3, 2019.

Potential Payments and Benefits on Termination

Mr. Goddard’s employment letter provides that if his employment is terminated by us without “cause” (as defined in the employment letter), then subject to his execution of a general release of claims in a form acceptable to us, which may include non-compete and non-solicitation covenants, he will receive (i) six months of base salary if such termination occurs during his first 12 months of employment and (ii) three months of base salary if such termination occurs after during months 13 through 18 of his employment.

Brightline 2018 Omnibus Incentive Plan

Introduction

Prior to the completion of this offering, we will adopt the Brightline 2018 Omnibus Incentive Plan. The purposes of the Plan will be to provide additional incentives to selected employees, directors, independent contractors and consultants of Brightline or its affiliates, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability. To accomplish these purposes, the Plan will provide for the issuance of options, stock appreciation rights (SARs), restricted stock, restricted stock units, stock bonuses, other stock-based awards and cash awards.

While we intend to issue stock-based awards in the future to employees as a recruiting and retention tool, we have not established specific parameters regarding future grants to our employees. Our board of directors (or the compensation committee of the board of directors, after it has been appointed) will determine the specific criteria surrounding other equity issuances under the Plan. The following description summarizes the expected features of the Plan.

Summary of Expected Plan Terms

A total number of shares of our common stock equal to 10% of our outstanding shares as of the completion of this offering will be reserved and available for issuance under the Plan, as increased on the first day of each fiscal year beginning in calendar year 2019 by a number of shares of our common stock equal to the excess of 10% of the number of outstanding shares on the last day of the immediately preceding fiscal year, over the number of shares reserved and available for issuance under the Plan as of the last day of the immediately preceding fiscal year.

Shares of our common stock subject to an award under the Plan that remain unissued upon the cancellation, termination or expiration of the award will again become available for grant under the Plan. However, shares of our common stock that are exchanged by a participant or withheld by Brightline as full or partial payment in connection with any award under the Plan, as well as any shares of our common stock exchanged by a participant or withheld by Brightline to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the Plan. To the extent an award is paid or settled in cash, the number of shares of our common stock previously subject to the award will again be available for grants pursuant to the Plan. To the extent that an award can only be settled in cash, such award will not be counted against the total number of shares of our common stock available for grant under the Plan.

The Plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors, including a committee that complies with the applicable requirements of Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements

(the board or committee referred to above being sometimes referred to as the plan administrator). The plan administrator may interpret the Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Plan.

The Plan permits the plan administrator to select the officers, employees, non-employee directors, independent contractors and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of our common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

Restricted Stock Units (“RSUs”) and restricted stock may be granted under the Plan. The plan administrator will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of RSUs and restricted stock. If the restrictions, performance objectives or other conditions determined by the plan administrator are not satisfied, the RSUs and restricted stock will be forfeited. Subject to the provisions of the Plan and the applicable individual award agreement, the plan administrator may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a participant’s termination of employment or service or a participant’s death or disability. The rights of RSU and restricted stock holders upon a termination of employment or service will be set forth in individual award agreements.

Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder during the restricted period, including the right to vote and receive dividends declared with respect to such restricted stock, provided that any dividends declared during the restricted period with respect to such restricted stock will generally only become payable if the underlying restricted stock vest. During the restricted period, participants with RSUs will generally not have any rights of a stockholder, but, if the applicable individual award agreement so provides, may be credited with dividend equivalent rights that will be paid at the time that shares of our common stock in respect of the related RSUs are delivered to the participant.

We may issue stock options under the Plan. Options granted under the Plan may be in the form of non-qualified options or “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, as set forth in the applicable individual option award agreement. The exercise price of all options granted under the Plan will be determined by the plan administrator, but in no event may the exercise price be less than 100% of the fair market value of the related shares of our common stock on the date of grant. The maximum term of all stock options granted under the Plan will be determined by the plan administrator, but may not exceed ten years. Each stock option will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual option agreement.

SARs may be granted under the Plan either alone or in conjunction with all or part of any option granted under the Plan. A free-standing SAR granted under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over the base price of the free-standing SAR. A SAR granted in conjunction with all or part of an option under the Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over the exercise price of the related option. Each SAR will be granted with a base price that is not less than 100% of the fair market value of the related shares of our common stock on the date of grant. The maximum term of all SARs granted under the Plan will be determined by the plan administrator, but may not exceed ten years. The plan administrator may determine to settle the exercise of a SAR in shares of our common stock, cash, or any combination thereof.

Each free-standing SAR will vest and become exercisable (including in the event of the SAR holder’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual free-standing SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.

Other stock-based awards, valued in whole or in part by reference to, or otherwise based on, shares of our common stock (including dividend equivalents) may be granted under the Plan. Any dividend or dividend equivalent awarded under the Plan will be subject to the same restrictions, conditions and risks of forfeiture as the underlying awards and will only become payable if the underlying awards vest. The plan administrator will determine the terms and conditions of such other stock-based awards, including the number of shares of our common stock to be granted pursuant to such other stock-based awards, the manner in which such other stock-based awards will be settled (e.g., in shares of our common stock, cash or other property), and the conditions to the vesting and payment of such other stock-based awards (including the achievement of performance objectives).

Bonuses payable in fully vested shares of our common stock and awards that are payable solely in cash may also be granted under the Plan.

The plan administrator may grant equity-based awards and incentives under the Plan that are subject to the achievement of performance objectives selected by the plan administrator in its sole discretion, including, without limitation, one or more of the following business criteria: (i) earnings, including one or more of operating income, net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) cumulative earnings per share growth; (xiii) operating margin or profit margin; (xiv) stock price or total stockholder return; (xv) cost targets, reductions and savings, productivity and efficiencies; (xvi) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, and information technology goals, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xvii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xviii) any combination of, or a specified increase in, any of the foregoing.

The business criteria may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to us or any of our affiliates, or one of our divisions or strategic business units or a division or strategic business unit of any of our affiliate, or may be applied to our performance relative to a market index, a group of other companies or a combination thereof, all as determined by the plan administrator. The business criteria may also be subject to a threshold level of performance below which no payment will be made, levels of performance at which specified payments will be made, and a maximum level of performance above which no additional payment will be made. The plan administrator will have the authority to make equitable adjustments to the business criteria, as may be determined by the plan administrator in its sole discretion.

In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, corporate transaction or event, special or extraordinary dividend or other extraordinary distribution (whether in the form of shares of our common stock, cash or other property), stock split, reverse stock split, subdivision or consolidation, combination, exchange of shares, or other change in corporate structure affecting the shares of our common stock, an equitable substitution or proportionate adjustment shall be made, at the sole discretion of the plan administrator, in (i) the aggregate number of shares of our common stock reserved for issuance under the Plan, (ii) the kind and number of securities subject to, and the exercise price or base price of, any outstanding options and SARs granted under the Plan, (iii) the kind, number and purchase price of shares of our common stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs, stock bonuses and other stock-based awards granted under the Plan or (v) the performance goals and periods applicable to award granted under the Plan. Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of our common stock, cash or other property covered by such awards over the aggregate exercise price or base price, if any, of such awards, but if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of the shares of our common stock, cash or other property covered by such award, the Board of Directors may cancel the award without the payment of any consideration to the participant.

Unless otherwise determined by the plan administrator and evidenced in an award agreement, in the event that (i) a “change in control” (as defined below) occurs and (ii) a participant’s employment or service is terminated without cause within 12 months following the change in control, then (a) any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and (b) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved. The completion of this offering will not be a change of control under the Plan.

For purposes of the Plan, a “change in control” will mean, in summary, an event or series of events after which Fortress and its affiliated funds own less than 40% of the voting stock of Brightline, other than (i) an acquisition, merger, sale of assets or similar transaction involving Brightline following which Fortress or its affiliated funds directly or indirectly own at least 30% of the voting stock of, and continue to be the largest stockholder of, Brightline or the surviving entity, (ii) an initial public offering of the stock of Brightline or any of its direct or indirect parents, without regard to the percentage of Brightline stock held by Fortress or its affiliated funds following such offering, or (iii) if at any time following such initial public offering, Fortress and its affiliated funds continue to hold at least 30% of the voting stock of, and continue to be the largest stockholder of, Brightline or such direct or indirect parent.

Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of an amount up to the maximum statutory rates in the participant’s applicable jurisdictions with respect to any award granted under the Plan, as determined by us. We have the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of shares of our common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of our common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy our withholding obligation with respect to any award.

The Plan provides the Board of Directors with authority to amend, alter or terminate the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may impair the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law.

The Plan will terminate on the tenth anniversary of the effective date of the Plan (although awards granted before that time will remain outstanding in accordance with their terms).

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the Plan.

Director Compensation

None of the members of our board of directors received any compensation for their services on the board of directors in fiscal year 2017. Following completion of this offering, we intend to provide each of our independent directors with annual fee of $         . An additional annual fee of $10,000 will be paid to the chairperson of the audit committee. Payment of fees to our independent directors may, at the election of the director, be made by issuance of our common stock, based on the value of common stock at the date of grant, rather than in cash, provided that any such issuance does not prevent a director from being independent and the shares are granted pursuant to a stockholder approved plan. Our affiliated directors (including our Chairman, Mr. Edens) will not receive compensation from us for their service on the board of directors. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending board of directors or committee meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

SEC rules define “transactions with related persons” to include any transaction in which the Company is a participant, the amount involved exceeds $120,000, and in which any “related person,” including any officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities or an immediate family member of any of the foregoing, has a direct or indirect material interest. We expect that our board of directors will adopt a written policy that outlines procedures for approving transactions with related persons, and that any such transactions will be reviewed and approved or ratified by a majority of our disinterested and independent directors pursuant to the procedures outlined in any such policy. In determining whether to approve or ratify a transaction with a related person, we expect that the independent and disinterested directors will consider a variety of factors they deem relevant, such as: the terms of the transaction; the terms available to unrelated third parties; the benefits to the Company; and the availability of other sources for comparable assets, products or services.

Transition Services Agreement

We intend to enter into a Transition Services Agreement with our Parent, the terms of which are currently being discussed and will be finalized prior to the completion of this offering.

Stockholders’ Agreement

General

Prior to the completion of this offering, we will enter into the Stockholders’ Agreement with our direct parent, the Brightline Stockholder.

As discussed further below, the Stockholders’ Agreement will provide certain rights to the Brightline Stockholder and its affiliates.

Our Stockholders’ Agreement will provide that the parties thereto will use their respective reasonable efforts (including voting or causing to be voted all of our voting shares beneficially owned by each) so that no amendment is made to our certificate of incorporation or bylaws in effect as of the date of the Stockholders’ Agreement that would add restrictions to the transferability of our shares by the Brightline Stockholder or its permitted transferees which are beyond those provided for in our certificate of incorporation, bylaws, the Stockholders’ Agreement or applicable securities laws, or that nullify the rights set out in the Stockholders’ Agreement of the Brightline Stockholder or its permitted transferees unless such amendment is approved by the Brightline Stockholder.

Designation and Election of Directors

Our Stockholders’ Agreement will provide that, for so long as the Stockholders’ Agreement is in effect, we and the Brightline Stockholder shall take all reasonable actions within our respective control (including voting or causing to be voted all of the securities entitled to vote generally in the election of our directors held of record or beneficially owned by the Brightline Stockholder or by Fortress or its affiliates, and, with respect to us, including in the slate of nominees recommended by the board those individuals designated by the Brightline Stockholder) so as to elect to the board, and to cause to continue in office, not more than       directors (or such other number as the Brightline Stockholder may agree in writing), of whom, at any given time:

•	a number of directors equal to a majority of the board of directors, plus one director, shall be individuals designated by the Brightline Stockholder, for so long as the Brightline Stockholder directly or indirectly beneficially owns, together with Fortress and its affiliates and permitted transferees, at least % of our voting power, provided that if the board consists of or fewer directors, then the Brightline Stockholder shall have the right to designate a number of directors equal to a majority of the board;
•	a number equal to a majority of the board of directors, minus one director, shall be individuals designated by the Brightline Stockholder, for so long as the Brightline Stockholder directly or indirectly beneficially owns, together with Fortress and its affiliates and permitted transferees, less than % but at least % of our voting power, provided that if the board of directors consists of or fewer directors, then the Brightline Stockholder shall have the right to designate a number of directors equal to three directors;
•	a number of directors (rounded up to the nearest whole number) that would be required to maintain the Brightline Stockholder’s proportional representation on the board of directors shall be individuals designated by the Brightline Stockholder for so long as the Brightline Stockholder directly or indirectly

beneficially owns, together with Fortress and its affiliates and permitted transferees, less than       % but at least       % of our voting power, provided that if the board of directors consists of      or fewer directors, then the Brightline Stockholder shall have the right to designate      directors; and

•	a number of directors (rounded up to the nearest whole number) that would be required to maintain the Brightline Stockholder’s proportional representation on the board of directors shall be an individual designated by the Brightline Stockholder for so long as the Brightline Stockholder directly or indirectly beneficially owns, together with Fortress and its affiliates and permitted transferees, less than % but at least % of our voting power, provided that if the board of directors consists of or fewer directors, then the Brightline Stockholder shall have the right to designate director.

In accordance with the Stockholders’ Agreement, the Brightline Stockholder has designated      ,      ,      and                for election to our board of directors.

Indemnification

The agreement will provide that we will indemnify the Brightline Stockholder and its officers, directors, employees, agents and affiliates against losses arising out of third-party claims (including litigation matters and other claims) based on, arising out of or resulting from:

•	the ownership or the operation of our assets or properties, and the operation or conduct of our business, prior to or following this offering; and
•	any other activities we engage in.

In addition, we will agree to indemnify the Brightline Stockholder and its officers, directors, employees, agents and affiliates against losses, including liabilities under the Securities Act and the Exchange Act, relating to misstatements in or omissions from the registration statement of which this prospectus is a part and any other registration statement or report that we file, other than misstatements or omissions made in reliance on information relating to and furnished by the Brightline Stockholder for use in the preparation of that registration statement or report, against which the Brightline Stockholder will agree to indemnify us.

Registration Rights

Demand Rights.   Under our Stockholders’ Agreement, the Brightline Stockholder will have, for so long as the Brightline Stockholder directly or indirectly beneficially owns, together with Fortress and its affiliates, an amount of our common stock (whether owned at the time of this offering or subsequently acquired) equal to or greater than 1% of our shares of common stock issued and outstanding immediately after the consummation of this offering (a “Registrable Amount”), “demand” registration rights that allow the Brightline Stockholder, for itself and for Fortress and its affiliates and permitted transferees, at any time after 180 days following the consummation of this offering, to request that we register under the Securities Act an amount equal to or greater than a Registrable Amount. The Brightline Stockholder, for itself and for Fortress and its affiliates and permitted transferees, will be entitled to unlimited demand registrations so long as such persons, together, beneficially own a Registrable Amount. We will also not be required to effect any demand registration within one month of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights, described below, and which included at least 50% of the shares of common stock requested by the requestor to be included. We will not be obligated to grant a request for a demand registration within three months of any other demand registration.

Piggyback Rights.   For so long as the Brightline Stockholder beneficially owns, together with Fortress and its affiliates and permitted transferees, an amount of our common stock equal to or greater than 1% of our common stock issued and outstanding immediately after the consummation of this offering, the Brightline Stockholder (and Fortress and its affiliates and permitted transferees) will also have “piggyback” registration rights that allow them to include the common stock that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8 or pursuant to an employee benefit plan arrangement) or by any of our other stockholders that have registration rights. These “piggyback” registration rights will be subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

Shelf Registration.   Under our Stockholders’ Agreement, we will grant to the Brightline Stockholder or any of its respective permitted transferees, for so long as the Brightline Stockholder, together with Fortress and its affiliates and permitted transferees, beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of our common stock to be made on a continuous basis until all shares covered by such registration have been sold, subject to our right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statements would be detrimental to us or our stockholders. In addition, the Brightline Stockholder, for itself and for Fortress and its affiliates and permitted transferees, may elect to participate in such shelf registrations within ten days after notice of the registration is given.

Indemnification; Expenses; Lock-ups.   Under our Stockholders’ Agreement, we will agree to indemnify the applicable selling stockholder and its officers, directors, employees, managers, members partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells shares of our common stock, unless such liability arose from the applicable selling stockholder’s misstatement or omission, and the applicable selling stockholder will agree to indemnify us against all losses caused by its misstatements or omissions. We will pay all registration and offering-related expenses incidental to our performance under the Stockholders’ Agreement, and the applicable selling stockholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its shares of common stock under the Stockholders’ Agreement. We have agreed to enter into, and to rights by the Brightline Stockholder, for itself and for Fortress and its affiliates and permitted transferees.

Merger Right

Under our Stockholders’ Agreement, Fortress will have the right (but not the obligation), at any time following the closing of this offering, to cause certain subsidiaries of the Fortress Funds through which our common stock is held (such subsidiaries, the “Fortress Subsidiaries”) to merge with and into us or one or more of our wholly-owned subsidiaries (each, a “Merger,” and collectively, the “Mergers”). At the effective time of a Merger, the separate corporate existence of the applicable Fortress Subsidiary will cease, and we or our wholly-owned subsidiary, as applicable, will continue as the surviving company. The consummation of any Merger will be subject to certain conditions, including that the only assets of the applicable Fortress Subsidiary at the effective time of the Merger will consist of shares of our common stock. As a result of each Merger, the shares of our common stock held by the applicable Fortress Subsidiary at the effective time of the Merger will be cancelled, and the owner(s) of the applicable Fortress Subsidiary will receive a number of shares of our common stock equal to the number of shares so cancelled. The Fortress Subsidiaries that participate in the Mergers may not be the same Fortress-affiliated entities that will initially own shares of our common stock immediately following this offering, in which case it is expected that, prior to the Mergers, the Fortress Funds and their subsidiaries will undergo certain restructuring transactions to cause each Fortress Subsidiary to become the direct owner of shares of our common stock.

Information Rights

Under our Stockholders’ Agreement, the Brightline Stockholder will have the right to request information from us.

Assistance in the Sale of the Brightline Stockholder’s Shares

Under our Stockholders’ Agreement, if the Brightline Stockholder seeks to sell its shares of the Company’s common stock other than pursuant to a registration statement, the Company shall use its reasonable best efforts to assist the Brightline Stockholder in the sale process, including by providing information to potential purchasers as requested by the Brightline Stockholder.

In addition, if the Board of the Directors starts and then abandons a sale process and the Brightline Stockholder indicates that it wants to sell its shares of the Company’s common stock, the Company shall permit the Brightline Stockholder to engage in discussions with potential purchasers who participated in the abandoned sales process. The Company shall be obligated to assist the Brightline Stockholder in any such sale process to the extent required by the paragraph above.

Transactions with the Brightline Stockholder

We have entered into certain lease agreements with our direct parent, the Brightline Stockholder, including for our office in Miami, Florida and garages in Miami, Fort Lauderdale and West Palm Beach.

Miami Office Lease

In December 2017, we commenced a lease agreement with the Brightline Stockholder, as lessor, for certain of the Brightline Stockholder’s properties in Miami, Florida (the “Miami Office Lease”). The Miami Office Lease has an original term of 60 months with a monthly base rent payable to the Brightline Stockholder of approximately $54,000, subject to escalation of 3% per year, and a monthly tenant parking space rent payable of approximately $7,000, subject to escalation of not more than 10% per year. The Miami Office Lease provides an option to renew the lease for two additional renewal terms of 60 months each, subject to the then fair market rental rate (as defined in the Miami Office Lease). Lease payments commenced at the inception of the lease at the end of December 2017. We paid $0.5 million for the six months ended June 30, 2018.

Miami Garage Lease

In September 2016, we entered into a lease agreement, which was amended in December 2017 and May 2018, with the Brightline Stockholder, as lessor, for certain of the Brightline Stockholder’s properties in Miami, Florida (the “Miami Garage Lease”). The Miami Garage Lease has an original term of 240 months with a monthly base rent payable to the Brightline Stockholder of approximately $125,000 for the initial 180 months of the original term and approximately $138,000 for the remaining 60 months of the original term. The Miami Garage Lease provides for an option to renew the lease for three additional terms of 60 months each, subject to a 10% increase in base rent upon each renewal term. The lease agreement contained a provision for a 6-month rent holiday after the lease commencement in March 2018. For the six months ended June 30, 2018, no lease payments were made.

Fort Lauderdale Garage Lease

In August 2016, we entered into a lease agreement, which was amended in December 2017 and March 2018, with the Brightline Stockholder, as lessor, for certain of the Brightline Stockholder’s properties in Fort Lauderdale, Florida (the “FTL Garage Lease”). The FTL Garage Lease has an original term of 246 months with a monthly base rent payable to the Brightline Stockholder of approximately $112,000. The FTL Garage Lease provides an option to renew the lease for three additional renewal terms of 60 months each, subject to a 10% increase in base rent for each renewal term. The lease agreement contained a provision for a 6-month rent holiday after the lease commencement in August 2017. Lease payments commenced in February 2018. We paid $0.5 million for the six months ended June 30, 2018.

West Palm Beach Garage Lease

In August 2016, we entered into a lease agreement, which was amended in December 2017 and May 2018, with the Brightline Stockholder, as lessor, for certain of the Brightline Stockholder’s properties in West Palm Beach, Florida (the “WPB Garage Lease”). The WPB Garage Lease has an original term of 245 months with an average monthly base rent payable to the Brightline Stockholder of approximately $98,000 over the term of the lease. The WPB Garage Lease provides an option to renew the lease for three additional renewal terms of 60 months each, subject to a 10% increase in base rent for each renewal term. The lease agreement contains a provision for a 4-month rent holiday after the lease commencement in January 2018. Lease payments commenced in May 2018. We paid $0.1 million for the six months ended June 30, 2018.

Miami Station – Shared Structure

In November 2014, we entered into a construction contract with Suffolk Construction Company, Inc. (the “Construction Contract”) and, the same day, entered into an agreement (the “Sharing Agreement”) with certain other subsidiaries of the Brightline Stockholder to agree upon their obligations and rights with respect to the work to be performed under the Construction Contract. The Sharing Agreement, as amended in May 2016, September 2016, March 2017 and June 2017, allocated rights and obligations with respect to the Station Element, Retail Element, North Office Element, Residential North Element and Residential South Element (each as defined in that certain Declaration of Covenants, Restrictions and Easements for MiamiCentral Station, dated as of April 29, 2016) to Brightline Trains, DTS Retail LLC, DTS 2MC Office LLC, DTN Residential North, LLC and DTS Residential South, LLC, respectively.

The Brightline Stockholder has paid, on behalf of the Company, $2.1 million , $5.5 million and $5.1 million for the six months ended June 30, 2018 and for the years ended December 31, 2017 and 2016, respectively.

Transactions with Parent

Our Parent is a parent company of our direct parent, the Brightline Stockholder.

West Palm Beach Property Lease

In June 2015, we entered into a lease agreement with FECR, a former affiliate and a subsidiary of funds managed by an affiliate of Fortress, as lessor for certain FECR’s properties in West Palm Beach, Florida (the “WPB Property Lease”). The WPB Property Lease had an original lease term of 4 months with an automatic monthly renewal, unless terminated by either party. In October 2015, the parties entered into an amendment to the WPB Property Lease, extending the lease term to March 2017 with a monthly lease payment payable to FECR of approximately $23,000. In March 2017, the parties entered into another amendment of the lease, extending the lease term to July 2017. On June 30, 2017, our Parent acquired the underlying property that was the subject of WPB Property Lease from FECR. Commencing on July 1, 2017, we lease the premises from a subsidiary of our Parent. In December 2017, we entered into an amendment to the lease, extending the lease term to December 31, 2033, with three 60-month renewal options. Monthly lease payments payable to such subsidiary of our Parent are approximately $23,000.

Between June 1, 2015 and June 30, 2017, the Brightline Stockholder, on behalf of the Company, paid to FECR an aggregate amount of $0.6 million and, between July 1, 2017 and December 31, 2017, the Brightline Stockholder, on behalf of the Company, paid to a subsidiary of our Parent an aggregate amount of $0.1 million. As of December 31, 2017, the Brightline Stockholder, on behalf of the Company, paid to related parties an aggregate amount of $0.7 million in periodic lease payments under the WPB Property Lease. The Brightline Stockholder, on behalf of the Company, has paid to a subsidiary of our Parent $0.1 million for the six months ended June 30, 2018.

Transactions with FECR

FECR was a related party of ours prior to June 30, 2017. On June 30, 2017, FECR, formerly our affiliate and a subsidiary of funds managed by an affiliate of Fortress, was acquired by GMexico Transportes, S.A. de C.V. As a result, FECR is now a subsidiary of Grupo Mexico, a large Mexico-based conglomerate, and is not an affiliate of Fortress, FECI or the Company.

In connection with the FECR sale, we entered into certain amendments and/or new agreements with FECR involving the maintenance, use and operation of the shared rail corridor on which our Florida passenger rail system’s trains will operate. We believe these amendments and agreements will provide certainty and clarity of operational and cost items for our Florida passenger rail system’s operations. Below is a description of the material terms of these agreements. For arrangements that were not assigned, the terms and conditions specified within the arrangements with FECR described below remained in effect.

Shared Services and Other Arrangements

In 2015, we entered into various shared services, joint use, operating, infrastructure, maintenance and other related arrangements with FECR, certain of which have been periodically amended, extended or terminated (collectively, the “Shared Services Arrangements”), whereby each party provides support to the other for certain activities at cost plus a markup to support the construction, development and operation of passenger rail service and for other purposes. The Shared Services Arrangements also provide for the rehabilitation and improvement of existing track infrastructure and the construction and installation of rail related capital improvements, necessary for the passenger rail service. Pursuant to these arrangements, certain equipment and other assets installed on existing rail will be funded by us and jointly used by the parties.

Joint Use Agreement

The Second Amended and Restated Joint Use Agreement, dated December 27, 2016, by and between FECR and one of our wholly-owned subsidiaries, provides that we have the exclusive right to operate passenger trains, and that FECR has the exclusive right to operate freight trains, in each case along the entirety of FECR’s existing Miami to Cocoa rail corridor (the “Shared Corridor”). We and FECR are authorized for the operation of up to 36 passenger trains and 24 freight trains per day, respectively.

On June 30, 2017, when FECR ceased to be a related party, we and FECR amended the Second Amended and Restated Joint Use Agreement to continue the joint use agreement as unrelated third parties.

Under the Joint Use Agreement, an eight-person Service Standards Committee (four appointees each) is responsible for overseeing construction and improvements on the Shared Corridor, monitoring passenger and freight rail operations and considering possible future expansion of the Shared Corridor (construction of a track for Tri-Rail service to Miami has already been contemplated under the agreement).

The Joint Use Agreement provides that we will be responsible for the first 15% of ordinary operating and maintenance expenses along the Shared Corridor for each calendar month, with the remaining 85% of such expenses apportioned between us and FECR on the basis of percentage of total gross ton miles operated on, along and over the Shared Corridor. Costs related to signals and communications will be apportioned between us and FECR on the basis of the percentage of the total number of train miles operated over the Shared Corridor. However, if FECR fails to perform maintenance to achieve our on-time performance standards, we have the right to perform maintenance at our own cost. Dispatching services of the passenger and freight trains will be the responsibility of FECR and our 50-50 joint venture as described below. The cost and expense of any capital improvements required by law or governmental regulation are borne entirely by us if useful solely in connection with passenger services, borne entirely by FECR if useful solely in connection with freight services and shared 50-50 if useful in connection with both.

We will reimburse FECR for our allocable share of costs and expenses, calculated on a per-ton-mile formula for ordinary operations and maintenance, and on a per-train-mile formula for signal maintenance. We will also pay FECR an annual management fee of $500,000, with a 2% annual escalator. Before June 30, 2017, when FECR ceased to be a related party, the Brightline Stockholder, on behalf of the Company, had paid to FECR an aggregate amount of $1.7 million under the Joint Use Agreement.

The Joint Use Agreement also provides for the allocation of liability between FECR and us in the case of accidents. We are solely responsible for any liability to rail passengers in connection with passenger services. Otherwise, any liability solely on the account of our equipment or solely on account of FECR’s equipment is assumed solely by FECR or us, respectively. Both carriers are required to maintain appropriate insurance coverage, of which failure to obtain or maintain results in a default.

Dispatching Services Agreement

In December 2016, we and FECR formed a 50-50 joint venture, DispatchCo. DispatchCo is responsible for providing dispatch services to FECR and us under a Dispatching Services Agreement, dated as of December 27, 2016, among FECR, DispatchCo and us, as amended in June 2017 and August 2017. Dispatching protocols provide that DispatchCo must make reasonable best efforts to dispatch in a manner maximizing the number of the FECR and our trains achieving on-time performance standards; however, passenger trains have priority over freight trains. Both we and FECR will bear 50% of DispatchCo’s dispatching and its general and administrative expenses, as well as 50% of a monthly service fee. The Brightline Stockholder has paid, on behalf of the Company, $1.1 million and $0.3 million for the six months ended June 30, 2018 and year ended December 31, 2017, respectively.

Agreements with FECR and South Florida Regional Transportation Authority

We have entered into various construction, operating and other related agreements with SFRTA that obligate the public agency to reimburse the incremental infrastructure costs to construct a downtown Miami commuter rail station over a fixed period of time. Tri-Rail, which is operated by SFRTA, currently operates 50 weekday trains along 72 miles of track connecting Miami, Fort Lauderdale and West Palm Beach. Its commuter rail operations offer a travel time from Miami to West Palm Beach of 2 hours, with stops at 18 stations along the way. In 2017, Tri-Rail had approximately 4.3 million passengers.

We are working with SFRTA towards the termination of 26 Tri-Rail trains at our Miami station. We believe this arrangement will add approximately one million transit passengers into our station footprint. SFRTA has agreed to reimburse the incremental infrastructure costs, approximately $65 million, over a fixed period of time. Our ability to receive the full reimbursement is contingent on SFRTA receiving funds from several other local and state public agencies. SFRTA has negotiated with these relevant local and state agencies, but each agency will have to issue bonds or appropriate the funds according to the funding schedule, to the extent they have not done so already. We have executed an operating agreement with SFRTA and have finalized associated ancillary agreements to allow SFRTA to expand Tri-Rail commuter rail service and establish a new commuter rail service on our rail corridor; however, certain conditions remain that must be satisfied before we can move forward with the proposed transaction. See “Risk Factors – Risks Related to our Business – Shared use of our corridor with Tri-Rail could have an adverse effect on our ability to utilize our railway efficiently, which could impact our operations and financial condition.” In Florida

Statutes Chapter 343.545 (Public Law 2017-138), SFRTA was specifically authorized by Florida to enter into contractual indemnification agreements with FECR and us with respect to rail corridors where all three entities provide rail service.

West Palm Beach Railway Lease

In May 2016, we, as lessee, entered into a lease agreement with FECR, a former affiliate, as lessor, for certain of FECR’s railway property in West Palm Beach, Florida (the “WPB Railway Lease”), as amended in March 2018. The WPB Railway Lease had an original lease term of 12 months with an automatic monthly renewal, unless terminated by either party. The WPB Railway Lease has a monthly lease payment payable to FECR of approximately $11,000. As of December 31, 2017, the Brightline Stockholder, on behalf of the Company, has paid to FECR an aggregate amount of $0.2 million in periodic lease payments under the WPB Railway Lease.

Fort Lauderdale Railway Lease

In May 2016, we, as lessee, entered into a lease agreement with FECR, as lessor, for certain of FECR’s railway property in Fort Lauderdale, Florida (the “FTL Railway Lease”). The FTL Railway Lease had an original lease term of 12 months with an automatic monthly renewal, unless terminated by either party. The FTL Railway Lease has a monthly lease payment payable to FECR of approximately $9,000. In January 2017, there was an amendment to the FTL Railway Lease, reducing the square footage of the leased property and decreasing the monthly lease payment payable to FECR to approximately $8,000. This lease expired on September 17, 2017 and was not renewed. The Brightline Stockholder, on behalf of the Company, has paid to FECR an aggregate amount of $0.1 million in period lease payments under the FTL Railway Lease.

Transactions with Brightline Management

Brightline Management LLC (f/k/a All Aboard Florida Operations Management LLC, a limited liability company in Delaware that effected a name change in May 2018) (“Brightline Management”) is a subsidiary of the Brightline Stockholder. We plan to terminate the Management Agreement (defined below) prior to the completion of this offering. At that time, Brightline Management will become our subsidiary.

Management Agreement

On December 19, 2017, we entered into a general operations, management and administrative services agreement (the “Management Agreement”) with Brightline Management in which Brightline Management agreed to provide day-to-day management and operation for us. Initially, employees will be subcontracted to Brightline Management pursuant to an agreement with FECI Holding Corp., a subsidiary of our Parent. The Management Agreement requires Brightline Management to manage our business affairs in conformity with the policies and the strategy that are approved and monitored by us.

Brightline Management’s duties will include: (i) performing all of our day-to-day functions, including the design, acquisition, development, construction, installation, equipping, ownership and operation of our Florida passenger rail system and (ii) providing financial and accounting management services. Brightline Management is responsible for our day-to-day management and operations and perform (or cause to be performed) such services and activities relating to our assets, operations and our Florida passenger rail system as may be necessary or desirable in connection with our Florida passenger rail system.

The initial term of the Management Agreement expires on the tenth anniversary of the Management Agreement, and the Management Agreement will be renewed automatically thereafter for successive five-year periods unless we or Brightline Management elects to terminate the Management Agreement upon 90 days’ prior written notice.

We pay Brightline Management an arm’s length charge equal to the costs incurred with respect to the services provided plus an annual premium equal to $500,000 and also reimburse Brightline Management for certain expenses. The Company paid $0.2 million and $0 under the Management Agreement for the six months ended June 30, 2018 and year ended December 31, 2017, respectively.

PRINCIPAL STOCKHOLDER

The following table sets forth information with respect to the beneficial ownership of our common stock, as of                , 2018 by:

•	each person known by us to beneficially own more than 5% of our common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our executive officers and directors as a group.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on a total of          shares of our common stock outstanding as of          , 2018, assuming the automatic conversion of all outstanding shares of our preferred stock into an aggregate of          shares of our common stock upon the closing of this offering. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on shares of our common stock to be outstanding after this offering, including the          shares of our common stock that we are selling in this offering, but not including any additional shares issuable pursuant to the underwriters’ over-allotment option or any additional shares issuable in connection with the vesting and settlement of outstanding restricted stock units.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock held by such person that are currently exercisable or will become exercisable within 60 days after          , 2018 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is 2855 LeJeune Road, 4th Floor, Coral Gables, Florida 33134. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Before Offering	After Offering
5% Stockholders
Brightline Stockholder		%	%

Named Executive Officers and Directors
Patrick Goddard		%	%
Wesley R. Edens		%	%
All Executive Officers and Directors as a Group ( persons)		%	%
*	Less than 1%.

DESCRIPTION OF CAPITAL STOCK

Prior to the closing of this offering, we intend to reorganize our existing holding company structure so that the issuer of our common stock is a Delaware corporation named Brightline Holdings Inc. Unless otherwise indicated, all information in this section assumes that our reorganization will be completed prior to the closing of this offering. The following is a description of the material terms of our certificate of incorporation and bylaws as they will be in effect upon our reorganization and completion of this offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in our shares through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depositary.

Authorized Capitalization

Under our certificate of incorporation, our authorized capital stock consists of:

•	shares of common stock, par value $0.01 per share; and
•	preferred shares, par value $0.01 per share.

Upon completion of this offering, there will be outstanding          shares of common stock after giving effect to the          for 1 stock split, (which will be effective prior to the completion of this offering), and assuming no exercise of the underwriters’ over-allotment option, and no outstanding shares of preferred stock.

The following is a description of the material terms of our certificate of incorporation and bylaws. We refer you to our certificate of incorporation and, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. Our certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors.

Subject to any preference rights of holders of any preferred stock that we may issue in the future, holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of our preferred stock prior to distribution.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Any shares of common stock sold under this prospectus will be validly issued, fully paid and nonassessable upon issuance against full payment of the purchase price for such shares.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of our common stock;
•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;
•	impairing the liquidation rights of our common stock; or
•	delaying or preventing a change of control of us.

Stockholders’ Agreement

For a description of the Stockholders’ Agreement that we have entered into with the Brightline Stockholder, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Bylaws

The following is a summary of certain provisions of our certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Our certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, as amended (the “DGCL”), an anti-takeover law, will not apply to us; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•	at or subsequent to that time, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders and not by written consent by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation provides that Fortress and certain of its affiliates, and any group as to which such persons are a party or any transferee of any such person or group of persons, will not constitute “interested stockholders” for purposes of this provision.

Other Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2018, 2019, and 2020, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer, or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our stockholders to be in their best interest. In addition, our certificate of incorporation and bylaws provide that directors may be removed only for cause and only with the affirmative vote of at least       % of the voting interest of stockholders entitled to vote; provided, however, that for so long as the Brightline Stockholder, together with Fortress and its affiliates and permitted transferees beneficially own, directly or indirectly, at least       % of our issued and outstanding common stock, directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote. Pursuant to our certificate of incorporation, shares of our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See “—Preferred Stock.”

Ability of our Stockholders to Act

Our certificate of incorporation and bylaws do not permit our stockholders to call special stockholders meetings; provided, however, that for so long as the Brightline Stockholder, together with Fortress and its affiliates and permitted transferees, beneficially own at least    % of our issued and outstanding common stock, any stockholders that collectively beneficially own at least    % of our issued and outstanding common stock may call special meetings of our stockholders. Written notice of any special meeting so called shall be given to each stockholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Under our certificate of incorporation and bylaws, any action required or permitted to be taken at a meeting of our stockholders may be taken without a meeting by written consent of a majority of our stockholders for so long as the Brightline Stockholder, together with Fortress and its affiliates and permitted transferees, beneficially own, directly or indirectly, at least    % of our issued and outstanding common stock. After the Brightline Stockholder, together with Fortress and its affiliates and permitted transferees, beneficially own, directly or indirectly, less than    % of our issued and outstanding stock, only action by unanimous written consent of our stockholders can be taken without a meeting.

Our bylaws provide that nominations of persons for election to our board of directors may be made at any annual meeting of our stockholders, or at any special meeting of our stockholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by any of our stockholders. In addition to any other applicable requirements, for a nomination to be properly brought by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary of the Company. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (a) in the case of an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of our stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Our bylaws provide that no business may be transacted at any annual meeting of our stockholders, other than business that is either (a) specified in the notice of meeting given by or at the direction of our board of directors, (b) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (c) otherwise properly brought by any of our stockholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

Forum Selection Clause

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

In the event that the Court of Chancery lacks jurisdiction over any such action or proceeding, our certificate of incorporation provides that the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware.

Our certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum selection clause. It is possible that a court of law could rule that the choice of forum provisions contained in our certificate of incorporation and bylaws are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings.

Limitations on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for the following (to the extent such exemption is not permitted under the DGCL, as amended from time to time):

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	intentional misconduct or a knowing violation of law;
•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or
•	any transaction from which the director derives an improper personal benefit.

Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation against (i) any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on our behalf (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Corporate Opportunity

Under our certificate of incorporation, to the extent permitted by law:

•	Fortress, the Brightline Stockholder and their respective affiliates have the right to and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;
•	if Fortress, the Brightline Stockholder, their respective affiliates or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates;
•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and
•	in the event that any of our directors and officers who is also a director, officer, or employee of any of Fortress, the Brightline Stockholder, or their respective affiliates acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of Fortress, the Brightline Stockholder or their respective affiliates pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company.

Listing

Our common stock has been approved for listing on the NYSE under the symbol “BRLN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have          shares of common stock issued and outstanding (or a maximum of          shares if the underwriters exercise their over-allotment option in full). All of the shares of our common stock sold in this offering (or          shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately    % of our outstanding common stock will be held by the Brightline Stockholder. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-Up Agreements

See “Underwriting” for a description of the lock-up agreements applicable to our shares.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration Rights

Pursuant to the Stockholders’ Agreement, the Brightline Stockholder and certain of its affiliates and permitted third party transferees will have the right, in certain circumstances, to require us to register their shares of our common stock under the Securities Act for sale into the public markets at any time following the expiration of the 180-day lock-up period described above. The Brightline Stockholder and certain of its affiliates and permitted third party transferees will also be entitled to piggyback registration rights with respect to any future registration statement that we file for an underwritten public offering of our securities. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If these rights are exercised and the Brightline Stockholder sells a large number of shares of common stock, the market price of our common stock could decline. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement” for a more detailed description of these registration rights.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Loan Agreement (Series 2017 Bonds)

In December 2017, the FDFC issued $600 million aggregate principal amount of its Surface Transportation Facility Revenue Bonds (Brightline Passenger Rail Project – South Segment), Series 2017, which we refer to herein as the “Series 2017 Bonds.” Pursuant to the Senior Loan Agreement, the FDFC loaned the proceeds from the issuance of the Series 2017 Bonds to Brightline Trains, and Brightline Trains has agreed to pay all principal and interest on the Series 2017 Bonds when due. Brightline Trains used the proceeds from the Series 2017 Bonds, together with equity contributions from our Parent and other funds, to repay certain of our then existing debt and to fund certain reserves and the completion of the South Segment. The proceeds from the Series 2017 Bonds may not be used to finance the North Segment. In addition, the Senior Loan Agreement contains negative covenants that limit, among other things, Brightline Trains from paying dividends and other distributions to us.

The Company’s obligations with respect to the Series 2017 Bonds and under the Senior Loan Agreement are secured by mortgage liens encumbering substantially all of the real property interests for the South Segment (including the stations) substantially all personal property of Brightline Trains, and a pledge of the membership interest in Brightline Trains. The Series 2017 Bonds have a maturity date of January 1, 2047 and bear interest of 5.625% during an initial term rate period that ends on December 31, 2027. Interest is payable semi-annually on January 1 and July 1 of each year, commencing on July 1, 2018.

During the initial term rate period, the Series 2017 Bonds are subject to redemption, in whole, at any time prior to January 1, 2019 at the option of the Borrower at a price equal to 105% of the principal amount of the Series 2017 Bonds plus accrued and unpaid interest and any remaining payments of interest to be paid through January 1, 2019. Additionally, the Series 2017 Bonds are subject to redemption, in whole, at the option of the Borrower at any time on or after January 1, 2019 to, but not including, January 1, 2024, at a redemption price equal to the principal outstanding plus a premium and accrued and unpaid interest. The redemption premium is 5% if redemption is done through December 31, 2019 and declines to par after December 31, 2023. On the day immediately following the conclusion of the initial Term Rate Period on December 31, 2027, the Series 2017 Bonds are subject to a mandatory tender for purchase at a price of par plus accrued interest.

The Series 2017 Bonds are subject to mandatory redemption prior to maturity, in part, at a redemption price equal to the principal amount redeemed, plus accrued and unpaid interest to the redemption date, beginning on January 1, 2026 and every year thereafter on January 1 through the final maturity on January 1, 2047. The principal amount to be redeemed on January 1, 2026 is approximately $14.5 million, increasing by approximately 5.63% every January 1 until the final maturity principal of approximately $45.6 million is paid on January 1, 2047.

Siemens Financial Services Credit Agreement

On July 10, 2018, Brightline Trains entered into a credit agreement (the “Siemens Credit Agreement”) with Siemens Financial Services, Inc., as lender and administrative agent, providing for a $25 million delayed draw term loan credit facility to be used for working capital purposes (including for the acquisition of rolling stock).

The obligations of Brightline Trains under the Siemens Credit Agreement are secured on a pari passu basis by the liens on the collateral granted to secure the Company’s obligations with respect to the Series 2017 Bonds and under the Senior Loan Agreement. Term loans outstanding under the delayed draw term loan credit facility bear interest at a rate of LIBOR plus 3.75% per annum, payable quarterly in arrears and at maturity. If Brightline Trains has not ordered additional rolling stock from Siemens Industry, Inc. by December 31, 2018, then the applicable interest rate on outstanding term loan amounts increases by 2% for the period from and after January 1, 2019, and if any amount payable by Brightline Trains under the Siemens Credit Agreement or any other loan document is not paid when due, then the applicable interest rate on such overdue amounts increases by 2%. The original principal amount of each term loan outstanding under the delayed draw term loan credit facility amortizes at a rate of 5% per annum beginning January 1, 2019, payable on the last day of each calendar quarter. The last day that a term loan may be borrowed under the delayed draw term loan credit facility is September 30, 2018, and the maturity date for the delayed draw term loan credit facility is July 10, 2020.

The Siemens Credit Agreement requires the term loans outstanding under the delayed draw term loan credit facility to be prepaid (i) in the event that our Parent ceases to own, directly or indirectly, at least 50.1% of the membership interest in Brightline Trains, (ii) if Brightline Trains ceases operations as a passenger railroad service of the size and scope contemplated by the transactions contemplated by the documents relating to the Series 2017 Bonds or (iii) on or prior to March 31, 2019, if Brightline Trains has not ordered additional rolling stock from Siemens Industry, Inc. by December 31, 2018. Brightline Trains may voluntarily prepay the term loans outstanding under the delayed draw term loan credit facility at par at any time subject to prior notice delivered at least 3 business days prior to the date of prepayment. The Siemens Credit Agreement contains negative covenants that limit, among other things, Brightline Trains from paying dividends and other distributions to us.

U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of U.S. federal income and estate tax considerations generally applicable to non-U.S. holders (as defined below) of the ownership and disposition of our common stock.

The following summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change or differing interpretation, possibly with retroactive effect. State, local, foreign, and, except to the extent expressly set forth below, estate tax consequences are not summarized, nor are tax consequences to special classes of investors or investors subject to special rules, including, but not limited to, certain former citizens and former long-term residents of the United States, a “controlled foreign corporation,” a “passive foreign investment company,” a corporation that accumulates earnings to avoid U.S. federal income tax, a partnership or other “pass through” entity or an investor in any such entity, a holder who is subject to special exemptions or other special rules under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), persons who own (actually or constructively) more than 5% of our common stock, a tax-exempt organization, a bank or other financial institution, a broker, dealer or trader in securities, commodities or currencies, a person holding our common stock as part of a hedging, conversion, straddle, constructive sale or other risk reduction transaction or an insurance company. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who purchase our common stock for cash pursuant to this offering and who hold our common stock as a “capital asset” (generally, property held for investment). Each potential investor should consult its tax advisor as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or other pass-through entity) that is not: a citizen or individual resident of the United States; a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding our common stock, you should consult your tax advisor as to the particular U.S. federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends to the extent paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, then subject to the next sentence, the excess will be treated first as a return of capital to the extent of a holder’s adjusted tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “—Dispositions.” Assuming we are a U.S. real property holding corporation (as described below), we may be required to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits if either our common stock is not then treated as regularly traded on an established securities market or a non-U.S. holder owns in excess of 5% of our common stock.

Generally, distributions treated as dividends paid to a non-U.S. holder with respect to our common stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable income tax treaty. Distributions treated as dividends that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of such non-U.S. holder) are generally subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected distributions received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or lower applicable treaty rate).

To claim the benefit of an applicable tax treaty or an exemption from withholding because the income is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, a non-U.S. holder generally will be required to provide a properly executed Internal Revenue Service Form W-8BEN or W-8BEN-E (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (for income effectively connected with a trade or business in the United States) or other suitable form. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.

Dispositions

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on the sale, exchange or other disposition of our common stock unless:

•	the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);
•	in the case of a non-U.S. holder that is a non-resident alien individual, such non-U.S. holder is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met; or
•	we are or have been a “United States real property holding corporation” at any time within the shorter of the five-year period ending on the date of such sale, exchange, or other taxable disposition or the period that such non-U.S. holder held our common stock and either (a) our common stock was not treated as regularly traded on an established securities market at the time of the sale, or (b) such non-U.S. holder owns or owned (actually or constructively) more than five percent of our common stock at any time during the shorter of the two periods mentioned above.

If gain or loss on the disposition of our common stock is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. Holder), such gain or loss will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person, and in the case of a non-U.S. holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). If a non-U.S. holder is an individual that is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, the non-U.S. holder generally will be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S. source capital losses.

With respect to the third bullet above, we believe that we are a “U.S. real property holding corporation” for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In addition, although we anticipate that our common stock will be treated as “regularly traded on an established securities market” following this offering, no assurance can be given that our common stock will continue to be so treated in the future. If the third bullet above applies to a non-U.S. holder, gain recognized on the disposition of our common shares generally will be subject to U.S. federal income tax under FIRPTA on a net income basis in the same manner as if the non-U.S. holder were a U.S. person. In addition, if our stock ceased to be “regularly traded,” the transferee in any disposition would generally be required to withhold 15% of the amount realized on the disposition under FIRPTA. Non-U.S. holders should consult their tax advisors regarding the foregoing rules.

Information Reporting and Backup Withholding

Information returns are required to be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable Internal Revenue Service Form W-8 certifying your non-U.S. status will generally permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 and existing guidance issued thereunder require withholding at a rate of 30% on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the United States Department of the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and, after December 31, 2018, gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Internal Revenue Service. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify the foregoing requirements. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

U.S. Federal Estate Tax

Shares of our common stock that are owned (or treated as owned) by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of death will generally be included in such individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters.                   are acting as joint bookrunning managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $       per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $       per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $       . We have agreed to reimburse the underwriters for expenses of up to $       related to clearance of this offering with the Financial Industry Regulatory Authority, Inc. or FINRA.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, all of our directors and executive officers and the Brightline Stockholder have agreed with the underwriters that, subject to certain exceptions, for 180 days after the date of this prospectus, without the prior written consent of          , we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of our common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, or (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into our common stock or any of our other securities.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. We intend to apply to list our common stock on the NYSE under the symbol “BRLN”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position. The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them. These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory or investment banking advice or other services in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their respective affiliates, officers, directors and employees may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of the company’s securities and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in the company’s securities.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the representatives are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term, as used in this prospectus means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 by a relevant person that is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except:
(1)	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or
(3)	by operation of law.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document, nor any other offering or marketing material relating to the shares or this offering, may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to this offering, the Company, the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The Ridership and Revenue Study and Operations and Maintenance and Ancillary Revenue Report conducted by Louis Berger and referenced in this prospectus have been referenced in this prospectus and included in the registration statement of which this prospectus is a part in reliance on the authority of such firm as an expert in its field.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect us and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public the from SEC’s website at www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the website of the SEC referred to above. We intend to make this information available on the investor relations section of our website, www.gobrightline.com. Information on or accessible through our website is not part of this prospectus.

Brightline Holdings

CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Dollars in thousands)

	Six Months Ended June 30,
	2018	2017
	(Unaudited)
Revenues
Passenger and customer related	$2,064	$—
Other	238	—
Total operating revenues	2,302	—

Operating expenses
Salaries, wages and benefits	14,762	12,336
Equipment maintenance	5,578	989
Maintenance of way	3,671	897
Fuel	847	27
Rent	2,025	333
Other operating expenses	3,659	1,626
General and administrative	15,470	6,408
Depreciation and amortization	10,534	367
Total operating expenses	56,546	22,983
Operating loss	(54,244)	(22,983)

Other income (expense)
Interest income (expense), net	(2,224)	15
Other income	146	26
Total other income (expense)	(2,078)	41
Net loss and comprehensive loss	$(56,322)	$(22,942)

Pro forma information
Net loss	$(56,322)
Pro forma income tax expense	(376)
Pro forma net loss	$(56,698)

The accompanying notes are an integral part of the condensed combined financial statements.

Brightline Holdings

CONDENSED COMBINED BALANCE SHEETS
(Dollars in thousands)

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$339	$—
Restricted cash	68,197	169,086
Other current assets	8,121	5,960
Total current assets	76,657	175,046

Properties and equipment, net and investment in rail	1,440,128	1,332,572
Intangible assets, net	256,497	256,658
Other assets	16,708	10,078
Total assets	$1,789,990	$1,774,354

Liabilities and invested equity
Liabilities
Current liabilities
Accounts payable and accrued expenses	$57,296	$59,560
Accrued interest	18,000	1,273
Deposits from Transit Authority	30,440	23,504
Other current liabilities	6,796	3,807
Total current liabilities	112,532	88,144

Long-term debt	581,493	581,252
Other liabilities	26,177	20,748
Total liabilities	720,202	690,144

Commitments and contingencies

Invested equity - Parent’s net investment	1,069,788	1,084,210
Total liabilities and invested equity	$1,789,990	$1,774,354

The accompanying notes are an integral part of the condensed combined financial statements.

Brightline Holdings

CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Six Months Ended June 30,
	2018	2017
	(Unaudited)
Cash flows from operating activities
Net loss	$(56,322)	$(22,942)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	10,534	367
Amortization of deferred financing costs	315	—
Straight-line rent expense	2,023	—
Share-based compensation expense	248	42
Changes in assets and liabilities:
(Decrease) increase in other current assets and other assets	(1,220)	373
Increase in accounts payable and accrued expenses	3,788	13,820
Net cash used in operating activities	(40,634)	(8,340)

Cash flows from investing activities
Purchases of property and equipment, investment in rail and intangible assets	(105,025)	(181,692)
Deposits received from Transit Authority	6,936	6,452
Decrease (increase) in restricted cash	100,889	(742)
Net cash provided by (used in) investing activities	2,800	(175,982)

Cash flows from financing activities
Change in Parent’s net investment	35,284	182,838
Payments of insurance notes payable	(2,191)	(1,390)
Reimbursement from Transit Authority for construction	5,958	2,874
Payments of deferred financing costs	(878)	—
Net cash provided by financing activities	38,173	184,322

Net increase in cash and cash equivalents	339	—
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	$339	$—

Supplemental disclosure of cash flow information:
Cash paid for interest of $0 and $1,625, net of amounts capitalized for the period ended June 30, 2018 and June 30, 2017, respectively	$—	$—

Supplemental disclosures of non-cash investing and financing activities:
Financing for purchases of rolling stock equipment	$—	$25,589

The accompanying notes are an integral part of the condensed combined financial statements.

Brightline Holdings

CONDENSED COMBINED STATEMENTS OF INVESTED EQUITY
(Dollars in thousands)

	Six Months Ended June 30,
	2018	2017
	(Unaudited)
Invested equity - Parent’s net investment
Balance at beginning of period	$1,084,210	$1,129,646
Net loss	(56,322)	(22,942)
Share-based compensation expense	248	42
Change in Parent’s net investment	41,652	209,561
Balance at end of period	$1,069,788	$1,316,307

The accompanying notes are an integral part of the condensed combined financial statements.

Brightline Holdings

Notes to Condensed Combined Financial Statements
June 30, 2018
(Unaudited)

Note 1.	Business and Basis of Presentation

Business

Brightline Holdings comprises the combined net assets and operations of Brightline Holdings LLC (f/k/a AAF Holdings B LLC, a limited liability company in Delaware that effected a name change in March 2018) and its wholly- owned subsidiaries and certain other wholly-owned subsidiaries of AAF Holdings LLC (the “Brightline Stockholder”), collectively referred to as the “Company” or “Brightline.” The wholly-owned subsidiaries of the Brightline Stockholder referenced above include AAF Jacksonville Segment LLC, Brightline Management LLC (f/k/a All Aboard Florida Operations Management LLC, a limited liability company in Delaware that effected a name change in May 2018), Brevard County Property Holdings LLC and Space Coast Land Holdings LLC. The Brightline Stockholder is a subsidiary of Florida East Coast Industries, LLC (“FECI” or our “Parent”). The Brightline Stockholder owns approximately 99.8% of Brightline Holdings LLC and the remainder is owned by the employees of Brightline Holdings.

The Company is in the business of owning and operating an express passenger rail system connecting major population centers in Florida, with plans to expand operations further in Florida and elsewhere in North America.

The Company currently operates between Miami and West Palm Beach, along one of the most heavily traveled and congested regions in the U.S. In January 2018, the Company commenced initial operations between Fort Lauderdale and West Palm Beach, and prior to then, the Company had no operating revenues. The Company commenced service to Miami in May 2018. The Company commenced early works construction of the expansion of our Florida passenger rail system to Orlando, Florida, and intends to further expand the rail service to Tampa, Florida. The Company owns stations located in the heart of downtown cities and major transit hubs in Florida. The portion of the passenger rail system running between Miami and West Palm Beach is known as the “South Segment.” In addition, the portion of the passenger rail system that will run between West Palm Beach and Orlando is known as the “North Segment.”

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. All of the Company’s assets are maintained in the United States.

Basis of Presentation

The unaudited condensed combined financial statements have been prepared on the same basis as the annual combined financial statements contained herein. In our opinion, we have made all necessary adjustments (which include normal recurring adjustments) in order to present fairly, in all material respects, our condensed combined financial position, results of operations, and cash flows as of the dates and for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been omitted. Our results of operations for the six months ended June 30, 2018 and 2017 may not be indicative of our operating results for the full year.

In connection with the Company’s assessment of going concern consideration in accordance with Accounting Standard Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, for these condensed combined financial statements, the Company does not have sufficient liquidity to meet its obligations as they become due within one year after the date that the financial statements are available to be issued, inclusive of those related to certain early works construction activities of the North Segment of its Florida passenger rail system that the Company commenced in the second quarter 2018. However, management has determined that the Company is able to access funds from the Brightline Stockholder and our Parent that are sufficient to fund the current obligations of the Company until the earlier of the consummation of the anticipated public offering (the ”Proposed Offering”) or a minimum one year from the date these condensed combined financial statements were available to be issued.

These condensed combined financial statements have been prepared on a stand-alone basis in accordance with GAAP and are derived from the Brightline Stockholder’s and our Parent’s accounting records to reflect the

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

Company’s financial position, results of operations and cash flows. The condensed combined results are not necessarily indicative of future performance and do not reflect what the Company’s financial performance would have been had it been a stand-alone company during the periods presented.

The Brightline Stockholder and our Parent currently provide certain corporate services to the Company and costs associated with these functions have been allocated to the Company. These allocations are necessary to reflect all of the costs of doing business and include costs related to corporate development, finance and accounting, legal, information technology, human resources, treasury, and other services, as well as an allocation of stock-based compensation attributable to employees of our Parent providing services to the Company. The costs of such services have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of headcount. The Company capitalized $33.3 million and $26.2 million of the allocations that were directly related to capitalizable activities for the construction of its assets and recorded the amounts in Properties and equipment, net and investment in rail in the condensed combined balance sheets as of June 30, 2018 and December 31, 2017, respectively. The expense portion of these allocations was $5.1 million and $7.7 million and was recorded in Salaries, wages and benefits, and General and administrative in the condensed combined statements of operations and comprehensive loss for the six months ended June 30, 2018 and 2017, respectively. Management believes the basis on which costs have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented.

The historical construction activities of Brightline were funded by the Brightline Stockholder, primarily through its borrowings. As such, the Brightline Stockholder’s interest expense has been allocated to the Company based on the portion of the debt used to support the construction activities of the Company through 2017. Management believes the basis of allocation for the Brightline Stockholder’s interest costs is reasonable. During the six months ended June 30, 2017, the Company capitalized interest costs allocated by the Brightline Stockholder of $31.6 million to Properties and equipment, net and investment in rail in the condensed combined balance sheet.

The allocations may not reflect the expense the Company would have incurred as a stand-alone public company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone public company would depend on a number of factors, including the chosen organization structure, what functions were outsourced or performed by employees, and other strategic decisions.

Invested equity represents the cumulative net investment by the Brightline Stockholder in the Company, including any prior net loss or comprehensive loss of the Company and contributions received from the Brightline Stockholder or repayment of the Brightline Stockholder funding associated with the Company’s activities.

Cash is managed centrally through bank accounts controlled and maintained by the Brightline Stockholder or our Parent on behalf of the Company. Transfers of cash both to and from the Brightline Stockholder or our Parent are reflected in our Parent’s net investment in the condensed combined balance sheets.

Note 2.	Interim Update to Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents in the condensed combined balance sheets is comprised of cash held in bank accounts of Brightline. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. In addition, the Company also uses a centralized approach for cash management and to finance its operations as discussed in Note 1.

Revenue Recognition

Passenger and customer related revenue in the condensed combined statements of operations and comprehensive loss includes revenue related to the sale of passenger tickets, food and beverage, merchandise, parking and other ancillary services. These revenues are recognized when the related services are performed or goods are sold. Amounts received in advance for passenger tickets are deferred in Other current liabilities in the condensed combined balance sheets until the ticket is used or expires. Customer incentives, which are primarily promotional pricing and customer discounts offered to passengers, are recorded as a reduction to passenger and customer related revenues.

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

Other revenue consists of revenue generated from advertising and sponsorship activities. In general, other revenues are recognized when services are performed or contractual obligations are met. Other revenues received in advance, which in general do not exceed 12 months, are deferred in Other current liabilities in the condensed combined balance sheets and are recognized ratably over the contract period or period of benefit of each respective agreement.

Consideration Received from Vendors

We receive funds from vendors in the normal course of business, principally as a result of purchase volumes, sales or promotions of vendors’ products. Generally, these vendor funds do not represent the reimbursement of specific, incremental and identifiable costs that we incurred to sell the vendor’s product. Therefore, we treat these funds as a reduction in the cost of inventory as the amounts are accrued, and recognize these funds as a reduction of cost of sales when the inventory is sold. Funds from vendors that are determined to be reimbursements of specific, incremental and identifiable costs incurred related to vendors’ products are recorded as an offset to the related expense.

Properties and Equipment, Net and Investment in Rail

Properties and equipment and investment in rail are stated at acquisition cost and include construction in progress, land, buildings and building improvements, investment in rail, rail infrastructure and other assets. Investment in rail consists of rail assets and equipment for the rehabilitation and improvement of existing track infrastructure and the construction and installation of rail related capital improvements necessary to build the passenger rail system. Construction in progress is comprised of costs and interest related to projects that are not yet completed. Depreciation begins after the asset has been placed into service. The Company capitalizes the costs of major additions and improvements and expenses the costs for maintenance and repairs that do not extend the life of the asset by greater than one year. Depreciation is computed using the straight-line method over estimated lives of the assets, as follows:

Useful Life (Years)
Buildings and building improvements	15-39
Rail infrastructure	30-80
Investment in rail	45
Rolling stock	35
Furniture & fixtures and computer hardware & software	3-7

Intangible Assets

The Company has indefinite-lived intangible assets and definite-lived intangible assets.

Indefinite-lived Intangible Assets – Indefinite-lived intangible assets include the Company’s right-of-way easements for passenger rail purposes.

Definite-lived Intangible Assets – Definite-lived intangible assets include third party rail line property easements. Amortization is computed using the straight-line method over the estimated useful lives of the intangible assets. The Company evaluates the useful lives of its intangible assets with definite lives on an annual basis. Definite-lived intangible assets are stated at cost less accumulated amortization.

Cost Capitalization

The Company capitalizes costs related to the construction of buildings and other infrastructure for its stations, as well as investment in rail and rolling stock. Capitalization of costs ceases when an asset is substantially complete.

The interest costs associated with qualified assets under construction is capitalized and included in the cost of the asset. Interest capitalization ceases once an asset is substantially complete or no longer undergoing activities to

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

prepare it for its intended use. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted-average cost of the Company's outstanding borrowings. The Company also capitalized interest costs allocated by the Brightline Stockholder through 2017. Total capitalized interest costs were $15.0 million and $33.3 million for the six months ended June 30, 2018 and June 30, 2017, respectively.

Equity Method Investment

The Company accounts for its investment in Florida DispatchCo LLC (“DispatchCo”) under the equity method as it has the ability to exercise significant influence over, but not control, the investee. Under the equity method of accounting, the investment is recorded at its initial carrying value in Other assets in the condensed combined balance sheets, and is adjusted for capital contributions, dividends received and the Company’s share of the investee’s earnings or losses.

Fair Value Disclosures of Financial Instruments

The Company accounts for financial instruments at fair value or the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Assets and liabilities that are recorded at fair value are classified and disclosed in one of the following three categories:

Level 1 —	Quoted prices for identical instruments in active markets.
Level 2 —	Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations, in which all significant inputs are observable in active markets.
Level 3 —	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The classification of assets and liabilities in the fair value hierarchy is based upon the lowest level input that is significant to the fair value measurement in its entirety.

The Company’s cash and cash equivalents, restricted cash and deposits are carried at fair value, determined in accordance with the fair value hierarchy above. Carrying value approximates fair value for accounts that are short- term in nature, including accounts payable and accrued expenses. The fair value of outstanding debt is estimated using a discounted cash flow analysis based on current market interest rates for debt issuances with similar remaining years to maturity and adjusted for credit risk, which represents a Level 3 measurement. As the $600.0 million of long-term debt outstanding as of June 30, 2018 was issued in December 2017, the carrying value approximated its fair value.

There were no transfers of the Company’s assets or liabilities between the fair value hierarchy levels during the six months ended June 30, 2018 and 2017.

Operating Leases

The Company enters into leases and evaluates each lease at inception to determine whether the lease will be accounted for as an operating or capital lease. The term of the lease used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. In addition, the commencement date of the lease term is the earlier of the date when the Company becomes legally obligated for the rent payments or the date when it takes possession of the premises.

If the lease is deemed to be operating, the Company recognizes rent expense, including lease incentives, premiums and minimum rent expenses, on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty, in such amount that a

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

renewal appears, at the inception of the lease, to be reasonably assured. Rent abatements and escalations are considered in the calculation of minimum lease payments in the Company’s capital lease tests and in determining straight-line rent expense for operating leases.

Advertising

The Company’s advertising costs are charged to expense as incurred. Advertising expenses of $2.0 million and $1.5 million for the six months ended June 30, 2018 and 2017, respectively, are included in Other operating expense in the condensed combined statements of operations and comprehensive loss.

Unaudited Pro Forma Income Taxes

The Company is comprised of legal entities that are exempt from federal, state, and local income taxes. The Company’s losses are passed through and allocated to the Company’s members. Accordingly, no provision or liability for income taxes has been made in the accompanying condensed combined financial statements. Upon consummation of the Proposed Offering, the Company will become subject to corporate U.S. federal and state income taxes under Subchapter C of the U.S. Internal Revenue Code (the “Code”).

The change in tax status is expected to result in the recognition of deferred taxes in the quarter in which the formation transaction is consummated. The Company is expected to record deferred tax assets related to net operating losses and excess tax basis generated from additional costs capitalized during the construction period. The Company is expected to record a deferred tax liability related to accelerated tax depreciation.

The Company has assessed the realizability of its net deferred tax assets. The Company has not demonstrated that its deferred tax assets are realizable and therefore is expected to record a valuation allowance against its deferred tax assets net of 80% of its deferred tax liabilities as the net operating loss can only offset 80% of future taxable income generated by the deferred tax liability. For the six months ended June 30, 2018, the Company expects that the impact of recording a valuation allowance would be a deferred tax expense of approximately $0.4 million on a pro forma basis.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), which significantly changed the Code. The Tax Act makes broad and complex changes to the U.S. tax code that will impact many areas of taxation. Additionally, there are numerous interpretive issues and ambiguities that are not clearly addressed in current Tax Act guidance. Due to the complex nature of the Tax Act, including whether U.S. states will conform to the Tax Act in full or in part, the Company has not yet completed its accounting for the income tax effects of the Tax Act, and is not able to determine at this time the impact on the Company’s combined financial position or results of operations.

Share-Based Compensation

Share-based compensation expense is recognized for all share-based payment awards granted based on the grant date fair value. In general, compensation expense is recognized on a straight-line basis over the requisite service period of each award. The Company accounts for awards with graded vesting as if each vesting tranche is valued as a separate award. Compensation expense is recognized only for those awards expected to vest. The Company includes share-based compensation expense in Salaries, wages and benefits in the condensed combined statements of operations and comprehensive loss.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

Recently Issued Accounting Standards

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

In January 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which provides a more robust framework to use in determining when a set of assets and activities is considered a business. The new standard is effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for certain transactions. The Company does not expect the adoption of ASU 2017-01 to have a material impact on the Company’s condensed combined financial position or results of operations.

In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvement to Topic 606, Revenue from Contracts with Customers to clarify the Accounting Standard Codification (“ASC”) or to correct unintended application of the guidance as part of an on-going project on its agenda about technical corrections and improvements and to increase awareness of the proposals and to expedite improvements to ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 is generally not expected to have a significant effect on current accounting practice for most entities and the amendments in the update are a similar nature to the items typically addressed in the technical corrections and improvements project and are intended to expedite improvements of the update.

The FASB issued additional updates clarifying items within ASU 2014-09, in periods subsequent to its initial issuance including the following:

•	In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow- Scope Improvements and Practical Expedients (“ASU 2016-12”) to improve the implementation guidance included in ASU 2014-09 and address certain issues in the guidance on assessing collectability, presentation of sales taxes, noncash consideration, completed contracts and contract modifications at transition. In May 2016, the FASB also issued ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting to rescind certain Securities and Exchange Commission (“SEC”) Staff Observer comments that are codified in Topic 605, Revenue Recognition and Topic 932, Extractive Activities—Oil and Gas, effective upon adoption of Topic 606 and rescinds the SEC Staff Announcement, Determining the Nature of a Host Contract Related to a Hybrid Instrument Issued in the Form of a Share under Topic 815, effective concurrently with Update 2014-16—Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force).
•	In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”) to identify performance obligations to determine if it is necessary to assess whether promised goods or services are immaterial in the context of the contract, separately identifiable, and are a promised service in a contract or are activities to fulfill an entity’s other promises in the contract. The update also aims to determine the nature of an entity’s promise in granting a license to provide a right to access or use the entity’s intellectual property, the scope and applicability of when to recognize revenue for sales-based or usage-based royalties promised in exchange for a license of intellectual property.
•	In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”) to improve the operability and understandability of the implementation guidance on principal versus agent considerations by clarifying certain implementation guidance in ASU 2014-09. The update does not change the core principal of the guidance of Topic 606 which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The update includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers.

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

The FASB issued updates ASU 2016-12, ASU 2016-10 and ASU 2016-08 to provide guidance to improve the operability and understandability of the implementation guidance included in ASU 2014-09. ASU 2016-20, ASU 2016-12, ASU 2016-10 and ASU 2016-08 have the same effective date and transition requirements of ASU 2015-14, which defers the effective date and transition of ASU 2014-09 annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, with early adoption permitted. The Company plans to adopt this standard and the other related revenue standard clarifications and technical guidance effective January 1, 2019. The Company’s evaluation of this standard is in process and includes identifying timing and/or method of revenue recognition for contracts and the expected impact on the Company’s business processes, systems, and controls. As part of this evaluation, the Company will review customer contracts and apply the five-step model of the new standard to each contract type associated to revenue streams and compare the results to current accounting practices. The Company is not able to determine at this time if the adoption of this guidance will have a material impact on the Company’s condensed combined financial position or results of operations.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force) to improve the presentation and clarify the classification of restricted cash and cash equivalents in the statement of cash flows. The update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of- period total amounts shown on the statement of cash flows. The update is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is not able to determine at this time if the adoption of this guidance will have a material impact on the Company’s condensed combined financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force) to improve the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The update provides guidance on specific cash flow issues including the following: debt prepayment or debt extinguishment costs; settlement of debt instruments with zero or insignificant coupon interest rates; contingent consideration payments after a business combination; proceeds from settlement of insurance claims, corporate-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The update is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, with early adoption permitted. The Company is not able to determine at this time if the adoption of this guidance will have a material impact on the Company’s condensed combined financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing rights and obligations resulting from leases as lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The update requires lessees to recognize for all leases with a term of 12 months or more at the commencement date: (a) a lease liability or a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (b) a right-of-use asset or a lessee’s right to use or control the use of a specified asset for the lease term. Under the update, lessor accounting remains largely unchanged. The update requires a modified retrospective transition approach for leases existing at, or entered into after the beginning of the earliest comparative period presented in the financial statements and do not require any transition accounting for leases that expire before the earliest comparative period presented. The update is effective retrospectively for annual reporting periods beginning after December 15, 2019, and interim periods beginning after December 15, 2020, with early adoption permitted. The Company is not able to determine at this time if the adoption of this guidance will have a material impact on the Company’s condensed combined financial position or results of operations.

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

In January 2018, the FASB issued ASU 2018-01, Land easement practical expedient for transition to Topic 842 (“ASU 2018-01”), which provides an optional transition practical expedient to not evaluate under Topic 842 existing or expired land easements that were not previously accounted for as leases under Topic 840, Leases. The standard will be effective for interim and annual periods beginning after December 15, 2019, with earlier adoption permitted. The Company is not able to determine at this time if the adoption of this guidance will have a material impact on the Company’s condensed combined financial position or results of operations.

Note 3.	Restricted Cash

As of June 30, 2018, restricted cash was $68.2 million, of which $23.3 million was held in escrow accounts to meet certain obligations directly related to construction, development and operation of the South Segment, $34.9 million was held as escrow funds mainly for the payment of interest and $10.0 million was held as collateral for outstanding undrawn letters of credit with an aggregate face amount of $10.0 million.

As of December 31, 2017, restricted cash was $169.1 million, of which $124.2 million was held in escrow accounts to meet certain obligations directly related to construction, development and operation of the South Segment, $34.9 million was held as escrow funds mainly for the payment of interest and $10.0 million was held as collateral for outstanding undrawn letters of credit with an aggregate face amount of $10.0 million.

Restricted cash potentially subjects the Company to significant concentrations of credit risk. Substantially all of the Company’s restricted cash is deposited in accounts with financial institutions that the Company believes are of high credit quality. As such, the funds are considered to be subject to minimal credit risk. Such deposits have and will continue to exceed federally insured limits. The Company has not experienced any losses on its cash deposits historically.

Note 4. Related-Party Transactions

Transactions and Agreements with the Brightline Stockholder or our Parent

Miami Office Lease

In December 2017, the Company, as lessee, entered into a lease agreement with the Brightline Stockholder, as lessor, for certain of the Brightline Stockholder’s properties in Miami, Florida (the “Miami Office Lease”). The Miami Office Lease has an original term of 60 months with a monthly base rent payable to the Brightline Stockholder of approximately $54,000, subject to escalation of 3% per year, and a monthly tenant parking space rent payable of approximately $7,000, subject to escalation of not more than 10% per year. The Miami Office Lease provides an option to renew the lease for two additional renewal terms of 60 months each, subject to the then fair market rental rate (as defined in the Miami Office Lease). Lease payments commenced at the inception of the lease at the end of December 2017. The Company recognized $0.4 million and $0 of rent expense for the six months ended June 30, 2018 and 2017, respectively, which is recorded in General and administrative in the condensed combined statements of operations and comprehensive loss.

Miami Garage Lease

In September 2016, the Company, as lessee, entered into a lease agreement, which was amended in December 2017 and May 2018, with the Brightline Stockholder, as lessor, for certain of the Brightline Stockholder’s properties in Miami, Florida (the “Miami Garage Lease”). The Miami Garage Lease has an original term of 240 months with a monthly base rent payable to the Brightline Stockholder of approximately $0.1 million for the initial 180 months of the original term and approximately $0.1 million for the remaining 60 months of the original term. The Miami Garage Lease provides for an option to renew the lease for three additional terms of 60 months each, subject to a 10% increase in base rent upon each renewal term. The lease agreement contained a provision for a 6-month rent holiday after the lease commencement in March 2018. The Company recognized $0.4 million and $0 in rent expense for the six months ended June 30, 2018 and 2017, respectively, which is recorded in Rent expense in the condensed combined statements of operations and comprehensive loss.

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

Fort Lauderdale Garage Lease

In August 2016, the Company, as lessee, entered into a lease agreement, which was amended in December 2017 and March 2018, with the Brightline Stockholder, as lessor, for certain of the Brightline Stockholder’s properties in Fort Lauderdale, Florida (the “FLL Garage Lease”). The FLL Garage Lease has an original term of 240 months with a monthly base rent payable to the Brightline Stockholder of approximately $0.1 million. The FLL Garage Lease provides an option to renew the lease for three additional renewal terms of 60 months each, subject to a 10% increase in base rent for each renewal term. The lease agreement contains a provision for a 6-month rent holiday after the lease commencement in August 2017. Lease payments commenced in February 2018. The Company recognized $0.7 million and $0 in rent expense for the six months ended June 30, 2018 and 2017, respectively, which is recorded in Rent expense in the condensed combined statements of operations and comprehensive loss.

West Palm Beach Garage Lease

In August 2016, the Company, as lessee, entered into a lease agreement, which was amended in December 2017 and May 2018, with the Brightline Stockholder, as lessor, for certain of the Brightline Stockholder’s properties in West Palm Beach, Florida (the “WPB Garage Lease”). The WPB Garage Lease has an original term of 240 months with a monthly base rent payable to the Brightline Stockholder of approximately $0.1 million. The WPB Garage Lease provides an option to renew the lease for three additional renewal terms of 60 months each, subject to a 10% increase in base rent for each renewal term. The lease agreement contains a provision for a 4-month rent holiday after the lease commencement in January 2018. Lease payments commenced in May 2018. The Company recognized $0.6 million and $0 in rent expense for the six months ended June 30, 2018 and 2017, respectively, which is recorded in Rent expense in the condensed combined statements of operations and comprehensive loss.

See the West Palm Beach Property Lease Agreement discussed below.

Other Agreements with Related Parties

Florida East Coast Railway, L.L.C. (“FECR”) was a related party of the Company prior to June 30, 2017. After a sale by its parent company on June 30, 2017, FECR was no longer an affiliate and related party. For arrangements that were not assigned, the terms and conditions specified within the arrangements with FECR described below remained in effect. Certain transactions between Brightline and other entities within our Parent or the Brightline Stockholder are also included in and reflected as a change in our Parent’s net investment in our condensed combined balance sheet.

West Palm Beach Property Lease Agreement

In June 2015, FECR, as lessor, and the Company, as lessee, entered into a lease agreement for certain FECR properties in West Palm Beach, Florida (the “WPB Property Lease Agreement”). The WPB Property Lease Agreement had an original lease term of four months with an automatic monthly renewal, unless terminated by either party. In October 2015, the parties entered into an amendment to the WPB Lease Agreement, extending the lease term to March 2017 with a monthly lease payment payable to FECR of approximately $23,000. In March 2017, the parties entered into another amendment of the lease, extending the lease term to July 2017. On June 30, 2017, our Parent acquired the underlying property that was the subject of WPB Property Lease Agreement from FECR. Commencing on July 1, 2017, the Company leases the premises from our Parent and the lease term was extended until December 31, 2033, with three 60-month renewal options. Monthly lease payments payable to FECI are approximately $23,000.

The Company recognized $0.1 million in rent expense under the WPB Property Lease Agreement in Rent expense in the condensed combined statements of operations and comprehensive loss for each of the six months ended June 30, 2018 and 2017, respectively.

Shared Services and Other Arrangements

In 2015, the Company and FECR entered into various shared services, joint use, operating, infrastructure, maintenance and other related arrangements, certain of which have been periodically amended, extended or

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

terminated (collectively, the “Shared Services Arrangements”), whereby each party provides support to the other for certain activities at cost plus a markup to support the construction, development and operation of passenger rail service and for other purposes. The Shared Services Arrangements also provide for the rehabilitation and improvement of existing track infrastructure and the construction and installation of rail related capital improvements, necessary for the passenger rail service. Pursuant to these arrangements, certain equipment and other assets installed on existing rail will be funded by the Company and jointly used by the parties. On June 30, 2017, when FECR ceased to be a related party, the Company and FECR amended the Shared Services Arrangements to continue the joint use agreement as unrelated third parties.

The Company recognized $1.2 million for services provided by FECR within General and administrative in the condensed combined statements of operations and comprehensive loss for the six months ended June 30, 2017.

Transit Improvement Agreement with FECR and Transit Authority

In August 2016, the Company and FECR entered into various construction, operating and other related agreements with a Florida public transit authority (the “Transit Authority”) to provide access from (collectively, the “Transit Improvement Agreement”) the Transit Authority’s existing commuter rail line and public transport service to the Miami Station (the “Transit Rail”). Pursuant to the Transit Improvement Agreement, the Transit Authority pays the Company to design and construct improvements at the Company’s Miami Station in common areas and for the right to use the improvements that will be shared by the Company and the Transit Authority (the “Shared Assets”), as well as to construct improvements to existing rail transportation corridors which will be used exclusively by the Transit Authority (the “Exclusive Assets”). The Transit Improvement Agreement obligates the Transit Authority to reimburse certain infrastructure costs.

The Company recorded $30.4 million and $23.5 million in the condensed combined balance sheets as of June 30, 2018 and December 31, 2017, respectively, as Deposits from Transit Authority for the Exclusive Assets.

The Company recorded $23.7 million and $20.3 million in Other liabilities in the condensed combined balance sheets as of June 30, 2018 and December 31, 2017, respectively, for amounts reimbursable from the Transit Authority for the Shared Assets that are recorded in Properties and equipment, net and investment in rail.

Of these amounts, the Company had a balance of $2.4 million and $4.8 million in Other current assets in the condensed combined balance sheets as of June 30, 2018 and December 31, 2017, respectively, related to costs that were not yet reimbursed by the Transit Authority.

West Palm Beach Railway Lease Agreement

In May 2016, the Company, as lessee, entered into a lease agreement with FECR, as lessor, for certain of FECR’s railway property in West Palm Beach, Florida (the “WPB Railway Lease Agreement”). The WPB Railway Lease Agreement had an original lease term of 12 months with an automatic monthly renewal, unless terminated by either party. The WPB Railway Lease Agreement has a monthly lease payment of $15,000.

The Company recognized $0.1 million in rent expense for the WPB Railway Lease Agreement in Rent expense in the condensed combined statements of operations and comprehensive loss for the six months ended June 30, 2017.

Fort Lauderdale Railway Lease Agreement

In May 2016, the Company, as lessee, entered into a lease agreement with FECR, as lessor, for certain of FECR’s railway property in Fort Lauderdale, Florida (the “FTL Railway Lease Agreement”). The FTL Railway Lease Agreement had an original lease term of 12 months with an automatic monthly renewal, unless terminated by either party. The FTL Railway Lease Agreement has a monthly lease payment of approximately $9,000. In January 2017, there was an amendment to the FTL Railway Lease Agreement, reducing the square footage of the leased property and decreasing the monthly lease payment payable to FECR to approximately $8,000. The lease was terminated in September 2017.

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

The Company recognized $0.1 million in rent expense under the FTL Railway Lease Agreement in Rent expense in the condensed combined statements of operations and comprehensive loss for the six months ended June 30, 2017.

Dispatching Services Agreement

In December 2016, FECR and the Company formed a 50-50 joint venture named DispatchCo, which is accounted for as an equity method investment by the Company. In October 2017, the Company and FECR each contributed $2.0 million to the joint venture. The Company’s equity method investment in DispatchCo of $2.0 million was included within Other assets in the condensed combined balance sheet as of June 30, 2018 and December 31, 2017. For the six months ended June 30, 2018 and 2017, the Company’s share in earnings or losses of DispatchCo were immaterial.

DispatchCo is responsible for providing dispatch services to FECR and the Company under a Dispatching Services Agreement. DispatchCo charges for dispatching services based on cost plus pricing, charged equally to the Company and FECR.

Note 5.	Properties and Equipment, Net and Investment in Rail

Properties and equipment, net and investment in rail consisted of the following (dollars in thousands):

	June 30, 2018	December 31, 2017
Construction in progress	$414,646	$1,288,092
Land and land improvements	24,590	24,590
Buildings and building improvements	181,355	14,382
Rail infrastructure	476,803	2,083
Investment in rail	29,123	—
Rolling stock	289,147	—
Other	35,477	4,065
Total properties and equipment and investment in rail	1,451,141	1,333,212
Less accumulated depreciation	(11,013)	(640)
Total	$1,440,128	$1,332,572

The Company recognized depreciation expense of approximately $10.4 million and $0.2 million for the six months ended June 30, 2018 and 2017, respectively.

Note 6.	Other Current Assets

Other current assets consisted of the following (dollars in thousands):

	June 30, 2018	December 31, 2017
Receivable from Transit Authority	$2,419	$4,841
Prepaid expenses	3,901	585
Inventory	206	120
Other current assets	1,595	414
Total	$8,121	$5,960

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

Note 7.	Intangible Assets

Intangible assets consisted of the following (dollars in thousands):

	June 30, 2018	December 31, 2017
Indefinite life intangible assets:
Passenger rail services	$225,300	$225,300

Definite life intangible assets:
Rail line property easements	$32,002	$32,002
Less accumulated amortization	(805)	(644)
	31,197	31,358
Total intangible assets, net	$256,497	$256,658

The remaining weighted average amortization period for the rail line property easements was 97 years as of June 30, 2018.

The Company recognized amortization expense of $0.2 million for each of the six months ended June 30, 2018 and 2017. Estimated amortization expense is $0.3 million for each of the years from 2018 through 2022.

Note 8.	Other Assets

Other assets consisted of the following (dollars in thousands):

	June 30, 2018	December 31, 2017
Deposit for purchase of equipment	$5,580	$5,580
Equity method investment in DispatchCo	1,991	1,956
Materials and supplies	2,441	—
Deferred public offering costs(a)	2,546	—
Other assets	4,150	2,542
Total	$16,708	$10,078
(a)	Costs incurred in connection with an anticipated public offering primarily consist of direct incremental legal, printing and accounting fees. These costs are capitalized as incurred and will be offset against proceeds upon consummation of an offering. In the event the offering is no longer probable, deferred costs will be expensed in the period such determination is made.
Note 9.	Debt

Long-term debt consisted of the following (dollars in thousands):

	June 30, 2018	December 31, 2017
Senior Loan Agreement for 5.625% Series 2017 Bonds due January 1, 2047	$600,000	$600,000
Deferred financing costs	(18,507)	(18,748)
Total long-term debt, net	$581,493	$581,252

Interest costs incurred by the Company were $17.2 million and $1.7 million, inclusive of amortization of deferred financing costs of $0.3 million and $0.1 million, for the six months ended June 30, 2018 and 2017, respectively. Interest costs of $15.0 million and $1.7 million were capitalized and included within construction in progress in Property and equipment, net and investment in rail for the six months ended June 30, 2018 and 2017, respectively.

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

Series 2017 Bonds

On December 19, 2017, the Florida Development Finance Corporation (the “FDFC”) issued $600.0 million aggregate principal amount of its Surface Transportation Facility Revenue Bonds (Brightline Passenger Rail Project– South Segment), Series 2017 (the “Series 2017 Bonds”), with Deutsche Bank National Trust Company serving as trustee (the “Trustee”). The Series 2017 Bonds were issued, pursuant to an indenture, to qualified institutional buyers in the U.S.

In its role as a conduit lender, the FDFC provides qualifying projects with access to capital to support, enhance, and promote economic development in the state of Florida. The FDFC and Brightline Trains LLC (f/k/a All Aboard Florida – Operations LLC, a limited liability company in Delaware that effected a name change in May 2018) (“Brightline Trains”), a wholly-owned subsidiary of Brightline Holdings LLC, entered into a senior loan agreement (the “Senior Loan Agreement”) whereby FDFC loaned the proceeds from the Series 2017 Bonds to Brightline Trains and Brightline Trains agreed to pay all principal and interest on the Series 2017 Bonds. Brightline Trains used the proceeds from the Series 2017 Bonds along with cash contributions from the Brightline Stockholder for (i) the repayment of a certain equipment financing credit facility; (ii) the financing of the design, construction, development, and equipping of the South Segment; and (iii) repayment of advances from the Brightline Stockholder to fund our construction activities. The remaining proceeds will only be utilized to pay or reimburse costs of the South Segment.

Pursuant to the Senior Loan Agreement, Brightline Trains is required to comply with various covenants for the benefit of the Trustee and the holders of the Series 2017 Bonds, such as a limitation on the ability to incur additional indebtedness subject to certain limitations set forth in the Senior Loan Agreement. Brightline Trains may not declare or pay dividends or make any distributions unless, in addition to certain additional covenants, it maintains a Total Debt Service Coverage Ratio (as defined in the Senior Loan Agreement) of 1.75 to 1.00 on the date of such distributions, and such dividends or distributions may not exceed $25.0 million in each calendar year. The restricted net assets of Brightline Trains were approximately $1,040 million as of June 30, 2018. Brightline Trains has agreed to pay or cause to be paid all amounts necessary to pay the principal and purchase price of, and interest on, the Series 2017 Bonds. Brightline Trains payment obligations with respect to the Series 2017 Bonds and under the Senior Loan Agreement are secured by mortgage liens encumbering substantially all of the real property interests for the South Segment (including the stations), substantially all personal property of Brightline Trains, and a pledge by AAF Operations Holdings LLC, a wholly-owned subsidiary of the Company, of the membership interests in Brightline Trains. The Company was in compliance with applicable debt covenants as of June 30, 2018.

The Series 2017 Bonds have a maturity date of January 1, 2047 and bear interest of 5.625% during an initial Term Rate Period that ends on December 31, 2027. There are no debt maturity amounts due the next five years from the date of the most recent condensed combined balance sheet. Interest is payable semi-annually on January 1 and July 1 of each year, commencing on July 1, 2018. Accrued interest was $18.0 million as of June 30, 2018.

During the initial Term Rate Period, the Series 2017 Bonds are subject to redemption, in whole, at any time prior to January 1, 2019 at the option of Brightline Trains at a price equal to 105% of the principal amount of the Series 2017 Bonds plus accrued and unpaid interest and any remaining payments of interest to be paid through January 1, 2019. Additionally, the Series 2017 Bonds are subject to redemption, in whole, at the option of Brightline Trains at any time on or after January 1, 2019 to January 1, 2024, at a redemption price equal to the principal outstanding plus a premium and accrued and unpaid interest. The redemption premium is 5% if such redemption occurs on or after January 1, 2019, and on or prior to December 31, 2019; 4% if such redemption occurs after December 31, 2019, and on or prior to December 31, 2020; 3% if such redemption occurs after December 31, 2020, and on or prior to December 31, 2021; 2% if such redemption occurs after December 31, 2021, and on or prior to December 31, 2022; 1% if such redemption occurs after December 31, 2022, and on or prior to December 31, 2023; and 0% thereafter. On the day immediately following the conclusion of the initial Term Rate Period on December 31, 2027, the Series 2017 Bonds are subject to a mandatory tender for purchase at a price of par plus accrued interest.

The Series 2017 Bonds are subject to mandatory sinking fund redemption prior to maturity, in part, at a redemption price equal to the principal amount redeemed, plus accrued and unpaid interest to the redemption date,

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

beginning on January 1, 2026 and every year thereafter on January 1 through the final maturity on January 1, 2047. The principal amount to be redeemed on January 1, 2026 is approximately $14.5 million, increasing by approximately 5.625% every January 1 until the final maturity principal of approximately $45.6 million is required to be paid on January 1, 2047.

Equipment Financing Credit Facility

In August 2014, the Company entered into an agreement with a third party vendor for the purchase of rolling stock and related assets (the “Equipment”) and an agreement to finance those purchases (the “Equipment Facility”). The Equipment Facility had a maximum principal amount of $100.0 million.

The Company financed the purchase of $25.6 million of Equipment during the six months ended June 30, 2017. In December 2017, the Company paid off the outstanding balance of the Equipment Facility with the proceeds from the Senior Loan Agreement.

Note 10.	Share-based Compensation

The Company grants share-based compensation awards with either time vesting or performance vesting features to certain employees considered key to its operations. In general, time vesting awards have a three year graded vesting schedule. Performance vesting awards are issued in tranches and will vest over a service period dependent upon achieving targets specified in each recipient’s agreement. Grants of share-based compensation awards are of restricted stock units of Brightline Holdings LLC. Share-based compensation awards represent less than 0.2% equity units of Brightline Holdings LLC in all periods presented.

The Company recognizes compensation expense for share-based awards based on the fair value of the awards at the grant date. Total share-based compensation expense for the six months ended June 30, 2018 and 2017 was $0.2 million and less than $0.1 million, respectively.

During the six months ended June 30, 2018, the Company granted 2,239 Restricted Stock Units (“RSUs”) to employees with a weighted average grant date fair value of $1,139 per unit. The Company’s management makes assumptions and estimates to determine the fair value of the share-based compensation awards at the date of grant. The grant date fair value of each award is determined by the Company’s management based on valuations of the Company, performed in good faith, as if it were a going concern and not discounted because such units are subject to restrictions or represent a minority interest in the Company.

Share-based payment award activity during the six months ended June 30, 2018 was as follows:

	Number of Awards	Weighted Average Grant Date Fair Value Per Unit
Awards outstanding at December 31, 2017	1,037	$723.24
Granted	2,239	$1,138.84
Awards outstanding at June 30, 2018	3,276	$1,007.29
Awards exercisable at June 30, 2018	133	$626.57

As of June 30, 2018, total unrecognized share-based compensation expense related to non-vested awards was approximately $2.9 million, which is expected to be recognized over a weighted average period of approximately 2.5 years. There were no awards that vested during the six months end June 30, 2018.

Brightline Holdings

Notes to Condensed Combined Financial Statements (continued)
June 30, 2018
(Unaudited)

Note 11.	Commitments and Contingencies and Other

Litigation, Legal Proceedings and Contingencies

The Company is a party to a dispute pertaining to construction services and supplied building materials. In connection with this matter, the Company has accrued $3.8 million and $3.4 million for change orders related to construction services and supplied building materials which is capitalized as construction in progress within Properties and equipment, net and investment in rail in the condensed combined balance sheet as of June 30, 2018 and December 31, 2017, respectively. The Company disputes the material allegations in the claim and intends to defend against the action. Due to the uncertainty surrounding the ultimate outcome and settlement of this claim, the Company is unable to estimate the potential future costs, if any, resulting from this matter, but believes it is without merit and does not expect that it will have a material effect on its condensed combined financial statements.

Siemens Maintenance Agreement

The Company is a party to a contract with Siemens for all warranty repairs and maintenance on its rolling stock. This 30-year contract entered into in December 2014, as amended in June 2018, ensures regular preventative maintenance, as well as capital maintenance over the life of the contract at a set price with an established cost escalator. The Company’s monthly service payment obligations began on January 13, 2018, with the commencement of passenger rail service, and will continue over the term of the contract. The Company recorded $5.4 million and $1.0 million within Equipment maintenance in the condensed combined statements of operations and comprehensive loss for the six months ended June 30, 2018 and 2017, respectively.

Off-Balance Sheet Arrangements

The Company also had outstanding undrawn irrevocable letters of credit commitments, fully collateralized by restricted cash, with an aggregate face amount of $10.0 million as of June 30, 2018 and December 31, 2017.

Note 12.	Subsequent Events

The Company has evaluated subsequent events through August 17, 2018, the date on which the condensed combined financial statements were available to be issued.

In July 2018, in connection with the acquisition of rolling stock equipment, the Company entered into a credit agreement with a lender for a maximum principal amount of $25.0 million (the “Maximum Commitment”). The credit agreement is for a term of two years at a rate of Libor plus 3.75% per annum. In addition, the credit agreement calls for the Company to pay the lender a structuring fee of 1.00% of the Maximum Commitment. The Company may be subject to mandatory prepayment if certain events occur, such as a change in majority ownership of the Company.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Florida East Coast Industries, LLC

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Brightline Holdings, which comprises the combined net assets and operations of certain subsidiaries of Florida East Coast Industries, LLC, as described in Note 1, (the “Company”) as of December 31, 2017 and 2016, the related combined statements of operations and comprehensive loss, invested equity and cash flows for the years then ended, and the related notes and financial statement schedule listed in the index to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
Certified Public Accountants

We have served as the Company’s auditor since 2018.

Miami, Florida

April 24, 2018

Brightline Holdings

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Dollars in thousands)

	Year Ended December 31,
	2017	2016
Operating revenues
Total revenues	$—	$—

Operating expenses
Salaries and benefits	16,487	13,889
General, administrative and other	27,034	10,743
Depreciation and amortization	880	359
Total operating expenses	44,401	24,991
Operating loss	(44,401)	(24,991)

Other income (expense)
Loss on extinguishment of debt	(327)	—
Other	78	—
Total other income (expense)	(249)	—
Net loss and comprehensive loss	$(44,650)	$(24,991)

Pro forma information (unaudited)
Net loss	$(44,650)
Pro forma income tax benefit (provision)
Pro forma net loss

The accompanying notes are an integral part of the combined financial statements.

Brightline Holdings

COMBINED BALANCE SHEETS
(Dollars in thousands)

	As of December 31,
	2017	2016
Assets
Current assets
Restricted cash	$169,086	$10,950
Other current assets	5,960	2,869
Total current assets	175,046	13,819

Properties and equipment, net and investment in rail	1,332,572	985,657
Intangible assets, net	256,658	256,826
Other assets	10,078	2,568
Total assets	$1,774,354	$1,258,870

Liabilities and invested equity
Liabilities
Current liabilities
Accounts payable and accrued expenses	$59,560	$77,401
Deposits from Transit Authority	23,504	10,809
Other current liabilities	5,080	138
Total current liabilities	88,144	88,348

Long-term debt	581,252	32,223
Other liabilities	20,748	8,653
Total liabilities	690,144	129,224

Commitments and contingencies

Invested equity - Parent’s net investment	1,084,210	1,129,646
Total liabilities and invested equity	$1,774,354	$1,258,870

The accompanying notes are an integral part of the combined financial statements.

Brightline Holdings

COMBINED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,
	2017	2016
Cash flows from operating activities
Net loss	$(44,650)	$(24,991)
Adjustments to reconcile net loss to net cash used in operating activites:
Depreciation expense	557	38
Amortization expense	323	321
Straight-line rent expense	495	—
Write-off of deferred costs	—	264
Loss on extinguishment of debt	327	—
Changes in assets and liabilities:
Decrease (increase) in:
Other current assets and Other assets	538	(305)
Increase (decrease) in:
Accounts payable and accrued expenses	2,102	(1,247)
Net cash used in operating activities	(40,308)	(25,920)

Cash flows from investing activities
Purchases of property and equipment, investment in rail and intangible assets	(265,237)	(326,734)
Deposits received from Transit Authority	12,695	10,803
Investment in DispatchCo	(1,956)	—
Increase in restricted cash	(158,136)	(950)
Net cash used in investing activities	(412,634)	(316,881)

Cash flows from financing activities
Change in Parent’s net investment	(44,136)	336,865
Proceeds from borrowings of long-term debt	600,000	—
Payments of long-term debt	(91,835)	—
Reimbursement from Transit Authority for construction	9,466	5,946
Payments of deferred financing costs	(20,553)	(10)
Net cash provided by financing activities	452,942	342,801

Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of year	—	—
Cash and cash equivalents at end of year	$—	$—

Supplemental disclosure of cash flow information:
Cash paid for interest of $3,811 and $2,055, net of amounts capitalized for the years ended December 31, 2017 and 2016, respectively	$—	$—

Supplemental disclosures of non-cash investing and financing activities:
Financing for purchases of rolling stock equipment	$57,096	$32,789

The accompanying notes are an integral part of the combined financial statements.

Brightline Holdings

COMBINED STATEMENTS OF INVESTED EQUITY
(Dollars in thousands)

Invested equity - Parent’s net investment
Balance at January 1, 2016	$777,157
Net loss	(24,991)
Change in Parent’s net investment	377,480
Balance at December 31, 2016	1,129,646
Net loss	(44,650)
Change in Parent’s net investment	(786)
Balance at December 31, 2017	$1,084,210

The accompanying notes are an integral part of the combined financial statements.

Brightline Holdings

Notes to Combined Financial Statements
December 31, 2017

Note 1.	Business and Basis of Presentation

Business

Brightline Holdings comprises the combined net assets and operations of Brightline Holdings LLC (f/k/a AAF Holdings B LLC, a limited liability company in Delaware that effected a name change in March 2018) and its wholly-owned subsidiaries and certain other wholly-owned subsidiaries of AAF Holdings LLC (the “Brightline Stockholder”), collectively referred to as the “Company” or “Brightline.” The wholly-owned subsidiaries of the Brightline Stockholder referenced above include AAF Jacksonville Segment LLC, Brightline Management LLC (f/k/a All Aboard Florida Operations Management LLC), Brevard County Property Holdings LLC and Space Coast Land Holdings LLC. The Brightline Stockholder is a subsidiary of Florida East Coast Industries, LLC (“FECI” or our “Parent”). Brightline Holdings LLC is a wholly-owned subsidiary of the Brightline Stockholder.

The Company is in the business of owning and operating an express passenger rail system connecting major population centers in Florida, with plans to expand operations further in Florida and elsewhere in North America.

The Company currently operates along one of the most heavily traveled and congested regions in the U.S. In January 2018, the Company commenced initial operations between Fort Lauderdale and West Palm Beach, and prior to then, the Company had no operating revenues. The Company expects to commence service to Miami in May 2018. The Company expects to commence construction of the expansion of our Florida passenger rail system to Orlando, Florida, and intends to further expand the rail service to Tampa, Florida. The Company owns stations located in the heart of downtown cities and major transit hubs in Florida. The portion of the passenger rail system running between Miami and West Palm Beach is known as the “South Segment.” In addition, the Company plans to construct a passenger rail system to Orlando and the portion of the passenger rail system that will run between West Palm Beach and Orlando is known as the “North Segment.”

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. All of the Company’s assets are maintained in the United States.

Basis of Presentation

The combined financial statements have been prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and are derived from the Brightline Stockholder’s and our Parent’s accounting records to reflect the Company’s financial position, results of operations and cash flows. The combined results are not necessarily indicative of future performance and do not reflect what the Company’s financial performance would have been had it been a stand-alone company during the periods presented.

The Brightline Stockholder and our Parent currently provide certain corporate services to the Company and costs associated with these functions have been allocated to the Company. These allocations are necessary to reflect all of the costs of doing business and include costs related to corporate development, finance and accounting, legal, information technology, human resources, treasury, and other services, as well as an allocation of stock-based compensation attributable to employees of our Parent providing services to the Company. The costs of such services have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of headcount. The Company capitalized $26.2 million and $22.8 million of the allocations that were directly related to capitalizable activities for the construction of its assets and recorded the amounts in Properties and equipment, net and investment in rail in the combined balance sheets as of December 31, 2017 and 2016, respectively. The expense portion of these allocations was $2.2 million and $11.1 million and was recorded in Salaries and benefits and General, administrative and other expense in the combined statements of operations and comprehensive loss for the years ended December 31, 2017 and 2016, respectively. Management believes the basis on which costs have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented.

The historical construction activities of Brightline were funded by the Brightline Stockholder, primarily through its borrowings. As such, the Brightline Stockholder’s interest expense has been allocated to the Company based on the portion of the debt used to support the construction activities of the Company. Management believes the basis of

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

allocation for the Brightline Stockholder’s interest costs is reasonable. The Company has capitalized the interest costs allocated by the Brightline Stockholder of $64.4 million and $59.8 million to Properties and equipment, net and investment in rail in the combined balance sheets for the years ended December 31, 2017 and 2016, respectively.

The allocations may not reflect the expense the Company would have incurred as a stand-alone public company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone public company would depend on a number of factors, including the chosen organization structure, what functions were outsourced or performed by employees, and other strategic decisions.

Invested equity represents the cumulative net investment by the Brightline Stockholder in the Company, including any prior net loss or comprehensive loss of the Company and contributions received from the Brightline Stockholder or repayment of the Brightline Stockholder funding associated with the Company’s activities.

Unrestricted cash is managed centrally through bank accounts controlled and maintained by the Brightline Stockholder or our Parent on behalf of the Company. Transfers of cash both to and from the Brightline Stockholder or our Parent are reflected in our Parent’s net investment in the combined balance sheets.

Note 2.   Summary of Significant Accounting Policies

Principles of Combination

The combined financial statements include net assets and results of operations, as described above. All significant intercompany transactions and balances have been eliminated for the periods presented.

Use of Accounting Estimates

The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. These estimates are subjective in nature and involve judgements that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. The Company reviews and evaluates its assumptions and estimates on an on-going basis. Changes in estimates are recorded in the period in which they become known. Actual results may materially differ from the reported amounts under different assumptions and estimates.

Restricted Cash

The Company’s restricted cash consists primarily of deposits held at major financial institutions to meet certain obligations directly related to the construction, development and operation of the South Segment, collateral to undrawn letters of credit, and escrow funds mainly for the payment of interest.

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

Properties and Equipment, Net and Investment in Rail

Properties and equipment and investment in rail are stated at acquisition cost and include construction in progress, land, buildings and building improvements, investment in rail, rail infrastructure and other assets. Investment in rail consists of rail assets and equipment for the rehabilitation and improvement of existing track infrastructure and the construction and installation of rail related capital improvements necessary to build the passenger rail service business, and is included in construction in progress. Construction in progress is comprised of costs and interest related to projects that are not yet completed. Depreciation begins after the asset has been placed into service. The Company capitalizes the costs of major additions and improvements and expenses the costs for maintenance and repairs that do not extend the life of the asset by greater than one year. Depreciation is computed using the straight-line method over estimated lives of the assets, as follows:

Estimated Useful Life (in years)
Furniture & fixtures and computer hardware & software	3-7
Buildings and building improvements	15-39
Rail infrastructure	35-50

Intangible Assets

The Company has indefinite-lived intangible assets and definite-lived intangible assets.

Indefinite-lived Intangible Assets – Indefinite-lived intangible assets include the Company’s right-of-way easements for passenger rail purposes.

Definite-lived Intangible Assets – Definite-lived intangible assets include third party rail line property easements. Amortization is computed using the straight-line method over the estimated useful lives of the intangible assets. The Company evaluates the useful lives of its intangible assets with definite lives on an annual basis. Definite-lived intangible assets are stated at cost less accumulated amortization.

Acquisition Costs

The Company accounts for the costs of acquiring real properties using the purchase method of accounting. The Company allocates the initial purchase price of net tangible and identifiable intangible assets acquired and liabilities assumed based on relative fair values at the acquisition date. The Company capitalizes the qualifying acquisition costs of asset purchases.

Impairment

The Company performs a review of its intangible assets with indefinite lives for impairment annually as of April 1, or more frequently if events or circumstances indicate that the carrying values may be impaired. Indefinite-lived intangible assets are assessed for impairment by initially performing a qualitative assessment before performing quantitative impairment testing to determine whether the Company believes it is more likely than not that an asset has been impaired. The Company recognizes an impairment loss generally if and when the carrying value of the net asset exceeds the estimated fair value. The asset’s fair value is determined by using a discounted present value model based on expected future cash flows.

The Company reviews the carrying value of its properties and equipment, investment in rail, and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset or asset grouping may not be recoverable. Recoverability is measured by comparing the carrying value of an asset, or group of assets, to the estimated future undiscounted cash flows expected to be generated by the asset or group of assets. If these comparisons indicate that the carrying value of the asset or group of assets is not recoverable, an impairment loss is recognized for the amount by which the carrying value of the asset exceeds its fair value.

The Company had no impairment loss for its assets during the years ended December 31, 2017 or 2016.

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

Cost Capitalization

The Company capitalizes costs related to the construction of buildings and other infrastructure for its stations, as well as investment in rail and rolling stock. Capitalization of costs ceases when an asset is substantially complete.

The interest costs associated with qualified assets under construction is capitalized and included in the cost of the asset. Interest capitalization ceases once an asset is substantially complete or no longer undergoing activities to prepare it for its intended use. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted-average cost of the Company’s outstanding borrowings. The Company also capitalized interest costs allocated by the Brightline Stockholder. Total capitalized interest costs were $69.6 million and $62.1 million for the years ended December 31, 2017 and 2016, respectively.

Equity Method Investment

The Company accounts for its investment in Florida DispatchCo LLC (“DispatchCo”) under the equity method as it has the ability to exercise significant influence over, but not control, the investee. Under the equity method of accounting, the investment is recorded at its initial carrying value in Other assets in the combined balance sheets, and is adjusted for capital contributions, dividends received and the Company’s share of the investee’s earnings or losses.

Fair Value Disclosures of Financial Instruments

The Company accounts for financial instruments at fair value or the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Assets and liabilities that are recorded at fair value are classified and disclosed in one of the following three categories:

Level 1 —	Quoted prices for identical instruments in active markets.
Level 2 —	Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations, in which all significant inputs are observable in active markets.
Level 3 —	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The classification of assets and liabilities in the fair value hierarchy is based upon the lowest level input that is significant to the fair value measurement in its entirety.

The Company’s restricted cash and deposits are carried at fair value, determined in accordance with the fair value hierarchy above. Carrying value approximates fair value for accounts that are short-term in nature, including accounts payable and accrued expenses. The fair value of outstanding debt is estimated using a discounted cash flow analysis based on current market interest rates for debt issuances with similar remaining years to maturity and adjusted for credit risk, which represents a Level 3 measurement. As the $600.0 million of long-term debt outstanding as of December 31, 2017 was issued in December 2017, the carrying value approximated its fair value.

There were no transfers of the Company’s assets or liabilities between the fair value hierarchy levels during the years ended December 31, 2017 and 2016.

Operating Leases

The Company enters into leases and evaluates each lease at inception to determine whether the lease will be accounted for as an operating or capital lease. The term of the lease used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. In addition, the commencement date of the lease term is the earlier of the date when the Company becomes legally obligated for the rent payments or the date when it takes possession of the premises.

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

If the lease is deemed to be operating, the Company recognizes rent expense, including lease incentives, premiums and minimum rent expenses, on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty, in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Rent abatements and escalations are considered in the calculation of minimum lease payments in the Company’s capital lease tests and in determining straight-line rent expense for operating leases.

Deferred Financing Costs

The Company records the deferred financing costs directly attributable to issuing debt as a direct deduction from the carrying value of the associated debt liability in the combined balance sheets. The Company amortizes these debt issuance costs as interest expense over the term of the related debt using the effective interest method in the combined statements of operations and comprehensive loss.

The Company records the deferred financing costs incurred as an asset included in Other assets in the combined balance sheets until the debt liability is issued. If and at the time the Company determines it is reasonably likely that the associated debt instrument will not be issued, the Company records the deferred financing costs to General, administrative and other expense in the combined statements of operations and comprehensive loss.

The Company’s total unamortized deferred financing costs were $20.4 million and $0.6 million as of December 31, 2017 and 2016, respectively. The Company classified $18.7 million and $0.6 million, net of accumulated amortization, of the total balance as a direct deduction from the carrying value of the Senior Loan Agreement and Equipment Facility, defined herein, in the combined balance sheets as of December 31, 2017 and 2016, respectively. Deferred financing costs of $1.7 million and $0 related to debt that had not yet been issued is reported in Other assets in the combined balance sheets as of December 31, 2017 and 2016, respectively.

Advertising

The Company’s advertising costs are charged to expense as incurred. Advertising expenses of $4.0 million and $2.5 million for the years ended December 31, 2017 and 2016, respectively, are included in General, administrative and other expense in the combined statements of operations and comprehensive loss.

Income Taxes

The Company is comprised of legal entities that are exempt from federal, state, and local income taxes. The Company’s losses are passed through and allocated to the Company’s members. Accordingly, no provision or liability for income taxes has been made in the accompanying combined financial statements. Upon consummation of the initial public offering (the “Offering”), the Company will become subject to corporate U.S. federal and state income taxes under Subchapter C of the U.S. Internal Revenue Code (the “Code”).

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), which significantly changed the Code. The Tax Act makes broad and complex changes to the U.S. tax code that will impact many areas of taxation. Additionally, there are numerous interpretive issues and ambiguities that are not clearly addressed in current Tax Act guidance. Due to the complex nature of the Tax Act, including whether U.S. states will conform to the Tax Act in full or in part, the Company has not yet completed its accounting for the income tax effects of the Tax Act, and is not able to determine at this time the impact on the Company’s combined financial position or results of operations.

Employee Benefit Plans

Eligible employees participate in our Parent’s 401(k) Savings Plan. The plan provides for salary reduction contributions on behalf of the participants and provide for employer matching pursuant to the terms of the plan. Our Parent’s matching contributions under the plan of $0.2 million and $0.1 million were recorded in Salaries and benefits in the combined statements of operations and comprehensive loss for the years ended December 31, 2017 and 2016, respectively.

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

Contingencies

The Company accrues for contingent obligations when a liability is probable and the amount is reasonably estimable.The Company’s contingency reserves are primarily the result of claims and lawsuits resulting from its operations. The Company reviews and evaluates the facts and circumstances to determine whether a liability is probable, and based on that assessment, records a reserve for the estimated liability in the Company’s combined financial statements. The Company’s management uses its own assumptions and estimates and, in certain circumstances, may consider the professional judgment obtained from independent third parties and outside counsel to assist in evaluating the facts and circumstances in establishing an appropriate reserve. The Company may make adjustments to the reserve in the financial statements, as facts concerning contingencies become known. Actual resolution results may differ from the reported amounts of these estimated contingencies.

Recently Issued Accounting Standards

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which provides a more robust framework to use in determining when a set of assets and activities is considered a business. The new standard is effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for certain transactions. The Company does not expect the adoption of ASU 2017-01 to have a material impact on the Company’s combined financial position or results of operations.

In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvement to Topic 606, Revenue from Contracts with Customers to clarify the Accounting Standards Codification or to correct unintended application of the guidance as part of an on-going project on its agenda about technical corrections and improvements and to increase awareness of the proposals and to expedite improvements to ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 is generally not expected to have a significant effect on current accounting practice for most entities and the amendments in the update are a similar nature to the items typically addressed in the technical corrections and improvements project and are intended to expedite improvements of the update.

The FASB issued additional updates clarifying items within ASU 2014-09, in periods subsequent to its initial issuance including the following:

•	In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”) to improve the implementation guidance included in ASU 2014-09 and address certain issues in the guidance on assessing collectability, presentation of sales taxes, noncash consideration, completed contracts and contract modifications at transition. In May 2016, the FASB also issued ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting to rescind certain Securities and Exchange Commission (“SEC”) Staff Observer comments that are codified in Topic 605, Revenue Recognition and Topic 932, Extractive Activities—Oil and Gas, effective upon adoption of Topic 606 and rescinds the SEC Staff Announcement, Determining the Nature of a Host Contract Related to a Hybrid Instrument Issued in the Form of a Share under Topic 815, effective concurrently with Update 2014-16—Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force).

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

•	In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”) to identify performance obligations to determine if it is necessary to assess whether promised goods or services are immaterial in the context of the contract, separately identifiable, and are a promised service in a contract or are activities to fulfill an entity’s other promises in the contract. The update also aims to determine the nature of an entity’s promise in granting a license to provide a right to access or use the entity’s intellectual property, the scope and applicability of when to recognize revenue for sales-based or usage-based royalties promised in exchange for a license of intellectual property.
•	In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”) to improve the operability and understandability of the implementation guidance on principal versus agent considerations by clarifying certain implementation guidance in ASU 2014-09. The update does not change the core principal of the guidance of Topic 606 which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The update includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers.

The FASB issued updates ASU 2016-12, ASU 2016-10 and ASU 2016-08 to provide guidance to improve the operability and understandability of the implementation guidance included in ASU 2014-09. ASU 2016-20, ASU 2016-12, ASU 2016-10 and ASU 2016-08 have the same effective date and transition requirements of ASU 2015-14, which defers the effective date and transition of ASU 2014-09 annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, with early adoption permitted. The Company plans to adopt this standard and the other related revenue standard clarifications and technical guidance effective January 1, 2019. The Company’ evaluation of this standard is in process and includes identifying timing and/or method of revenue recognition for contracts and the expected impact on the Company’s business processes, systems, and controls. As part of this evaluation, the Company will review customer contracts and apply the five-step model of the new standard to each contract type associated to revenue streams and compare the results to current accounting practices. The Company is not able to determine at this time if the adoption of this guidance will have a material impact on the Company’s combined financial position or results of operations.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force) to improve the presentation and clarify the classification of restricted cash and cash equivalents in the statement of cash flows. The update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is not able to determine at this time if the adoption of this guidance will have a material impact on the Company’s combined financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force) to improve the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The update provides guidance on specific cash flow issues including the following: debt prepayment or debt extinguishment costs; settlement of debt instruments with zero or insignificant coupon interest rates; contingent consideration payments after a business combination; proceeds from settlement of insurance claims, corporate-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The update is

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, with early adoption permitted. The Company is not able to determine at this time if the adoption of this guidance will have a material impact on the Company’s combined financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing rights and obligations resulting from leases as lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The update requires lessees to recognize for all leases with a term of 12 months or more at the commencement date: (a) a lease liability or a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (b) a right-of-use asset or a lessee’s right to use or control the use of a specified asset for the lease term. Under the update, lessor accounting remains largely unchanged. The update requires a modified retrospective transition approach for leases existing at, or entered into after the beginning of the earliest comparative period presented in the financial statements and do not require any transition accounting for leases that expire before the earliest comparative period presented. The update is effective retrospectively for annual reporting periods beginning after December 15, 2019, and interim periods beginning after December 15, 2020, with early adoption permitted. The Company is not able to determine at this time if the adoption of this guidance will have a material impact on the Company’s combined financial position or results of operations.

Note 3.   Restricted Cash

As of December 31, 2017, restricted cash was $169.1 million, of which $124.2 million was held in escrow accounts to meet certain obligations directly related to construction, development and operation of the South Segment, $34.9 million was held as escrow funds mainly for the payment of interest and $10.0 million was held as collateral for outstanding undrawn letters of credit with an aggregate face amount of $10.0 million.

As of December 31, 2016, restricted cash was $11.0 million, of which $1.0 million was held in escrow accounts to meet certain obligations directly related to the construction, development and operation of the South Segment and $10.0 million was held as collateral for outstanding undrawn letters of credit with an aggregate face amount of $10.0 million.

Restricted cash potentially subjects the Company to significant concentrations of credit risk. Substantially all of the Company’s restricted cash is deposited in accounts with financial institutions that the Company believes are of high credit quality. As such, the funds are considered to be subject to minimal credit risk. Such deposits have and will continue to exceed federally insured limits. The Company has not experienced any losses on its cash deposits historically.

Note 4.   Related-Party Transactions

Transactions and Agreements with the Brightline Stockholder or our Parent

Fort Lauderdale Garage Lease

In August 2016, the Company, as lessee, entered into a lease agreement, which was amended in December 2017, with the Brightline Stockholder, as lessor, for certain of the Brightline Stockholder’s properties in Fort Lauderdale, Florida (the “FLL Garage Lease”). The FLL Garage Lease has an original term of 240 months with a monthly base rent payable to the Brightline Stockholder of $0.1 million. The FLL Garage Lease provides an option to renew the lease for three additional renewal terms of 60 months each, subject to a 10% increase in base rent for each renewal term. As of December 31, 2017, no lease payments have been made as the lease agreement contained a provision for a 6-month rent holiday after the lease commencement in August 2017.

See the West Palm Beach Property Lease Agreement discussed below.

Other Agreements with Related Parties

Florida East Coast Railway, L.L.C. (“FECR”) was a related party of the Company prior to June 30, 2017. After a sale by its parent company on June 30, 2017, FECR was no longer an affiliate and related party. For arrangements that were not assigned, the terms and conditions specified within the arrangements with FECR described below remained in effect.

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

West Palm Beach Property Lease Agreement

In June 2015, FECR, as lessor, and the Company, as lessee, entered into a lease agreement for certain FECR properties in West Palm Beach, Florida (the “WPB Property Lease Agreement”). The WPB Property Lease Agreement had an original lease term of 4 months with an automatic monthly renewal, unless terminated by either party. In October 2015, the parties entered into an amendment to the WPB Lease Agreement, extending the lease term to March 2017 with a monthly lease payment payable to FECR of approximately $23,000. In March 2017, the parties entered into another amendment of the lease, extending the lease term to July 2017. On June 30, 2017, our Parent acquired the underlying property that was the subject of WPB Property Lease Agreement from FECR. Commencing on July 1, 2017, the Company leases the premises from our Parent and the lease term was extended until December 31, 2033, with three 60-month renewal options. Monthly lease payments payable to FECI are approximately $23,000.

The Company recognized $0.3 million in rent expense under the WPB Property Lease Agreement in General, administrative and other expense in the combined statements of operations and comprehensive loss for each of the years ended December 31, 2017 and 2016.

Shared Services and Other Arrangements

In 2015, the Company and FECR entered into various shared services, joint use, operating, infrastructure, maintenance and other related arrangements, certain of which have been periodically amended, extended or terminated (collectively, the “Shared Services Arrangements”), whereby each party provides support to the other for certain activities at cost plus a markup to support the construction, development and operation of passenger rail service and for other purposes. The Shared Services Arrangements also provide for the rehabilitation and improvement of existing track infrastructure and the construction and installation of rail related capital improvements, necessary for the passenger rail service. Pursuant to these arrangements, certain equipment and other assets installed on existing rail will be funded by the Company and jointly used by the parties. On June 30, 2017, when FECR ceased to be a related party, the Company and FECR amended the Shared Services Arrangements to continue the joint use agreement as unrelated third parties.

The Company recognized $14.2 million related to capital improvements and investment in rail within construction in progress in Properties and equipment, net and investment in rail in the combined balance sheet as of December 31, 2016. As of December 31, 2017, FECR was not a related party.

The Company recognized $1.2 million and $1.1 million for services provided by FECR as a related party within General, administrative and other in the combined statements of operations and comprehensive loss for the years ended December 31, 2017 and 2016, respectively.

Transit Improvement Agreement with FECR and Transit Authority

In August 2016, the Company and FECR entered into various construction, operating and other related agreements with a Florida public transit authority (the “Transit Authority”) to provide access from (collectively, the “Transit Improvement Agreement”) the Transit Authority’s existing commuter rail line and public transport service to the Miami Station (the “Transit Rail”). Pursuant to the Transit Improvement Agreement, the Transit Authority will pay the Company to design and construct improvements at the Company’s Miami Station in common areas and for the right to use the improvements that will be shared by the Company and the Transit Authority (the “Shared Assets”), as well as to construct improvements to existing rail transportation corridors which will be used exclusively by the Transit Authority (the “Exclusive Assets”). The Transit Improvement Agreement will obligate the Transit Authority to reimburse certain infrastructure costs.

The Company recorded $23.5 million and $10.8 million as Deposits from Transit Authority for the Exclusive Assets in the combined balance sheets as of December 31, 2017 and 2016, respectively.

The Company recorded $20.3 million and $8.7 million for amounts reimbursable from the Transit Authority for the Shared Assets in Other liabilities in the combined balance sheets as of December 31, 2017 and 2016, respectively.

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

Of these amounts, the Company had a balance of $4.8 million and $2.7 million related to costs that were not yet reimbursed by the Transit Authority in Other current assets in the combined balance sheets as of December 31, 2017 and 2016, respectively.

West Palm Beach Railway Lease Agreement

In May 2016, the Company, as lessee, entered into a lease agreement with FECR, as lessor, for certain of FECR’s railway property in West Palm Beach, Florida (the “WPB Railway Lease Agreement”). The WPB Railway Lease Agreement had an original lease term of 12 months with an automatic monthly renewal, unless terminated by either party. The WPB Railway Lease Agreement has a monthly lease payment of $15,000.

The Company recognized $0.1 million in rent expense for the WPB Railway Lease Agreement in General, administrative and other expense in the combined statements of operations and comprehensive loss for each of the years ended December 31, 2017 and 2016.

Fort Lauderdale Railway Lease Agreement

In May 2016, the Company, as lessee, entered into a lease agreement with FECR, as lessor, for certain of FECR’s railway property in Fort Lauderdale, Florida (the “FTL Railway Lease Agreement”). The FTL Railway Lease Agreement had an original lease term of 12 months with an automatic monthly renewal, unless terminated by either party. The FTL Railway Lease Agreement has a monthly lease payment of approximately $9,000. In January 2017, there was an amendment to the FTL Railway Lease Agreement, reducing the square footage of the leased property and decreasing the monthly lease payment payable to FECR to approximately $8,000. The lease was terminated in September 2017.

The Company recognized $0.1 million in rent expense incurred as a related party under the FTL Railway Lease Agreement in General, administrative and other expense in the combined statements of operations and comprehensive loss for each of the years ended December 31, 2017 and 2016.

Dispatching Services Agreement

In December 2016, FECR and the Company formed a 50-50 joint venture named DispatchCo, which is accounted for as an equity method investment by the Company. In October 2017, the Company and FECR each contributed $2.0 million to the joint venture. The Company’s equity method investment in DispatchCo of $2.0 million was included within Other assets in the combined balance sheet as of December 31, 2017. For the years ended December 31, 2017 and 2016, the Company’s share in earnings or losses of DispatchCo were immaterial.

DispatchCo is responsible for providing dispatch services to FECR and the Company under a Dispatching Services Agreement. DispatchCo charges for dispatching services based on cost plus pricing, charged equally to the Company and FECR.

The above mentioned related party transactions with FECR are reflected within Accounts payable and accrued expenses in the combined balance sheets. As of December 31, 2017 and 2016, amounts outstanding under the above mentioned arrangements were $0 and $1.3 million. Certain transactions between Brightline and other entities within our Parent or the Brightline Stockholder are also included in and reflected as a change in our Parent’s net investment in the combined balance sheets.

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

Note 5.   Properties and Equipment, Net and Investment in Rail

Properties and equipment, net and investment in rail consisted of the following (dollars in thousands):

	As of December 31,
	2017	2016
Construction in progress	$1,288,092	$961,366
Land and land improvements	24,590	24,007
Buildings and building improvements	14,382	—
Rail infrastructure	2,083	—
Other	4,065	367
Total properties and equipment and investment in rail	1,333,212	985,740
Less accumulated depreciation	(640)	(83)
Total	$1,332,572	$985,657

The Company recognized depreciation expense of approximately $0.6 million and $38,000 for the years ended December 31, 2017 and 2016, respectively.

Note 6.   Other Current Assets

Other current assets consisted of the following (dollars in thousands):

	As of December 31,
	2017	2016
Receivable from Transit Authority	$4,841	$2,707
Prepaid expenses	585	125
Other current assets	534	37
Total	$5,960	$2,869

Note 7.   Intangible Assets

Intangible assets consisted of the following (dollars in thousands):

	As of December 31,
	2017				2016
	Gross carrying amount	Accumulated amortization		Net carrying amount	Gross carrying amount	Accumulated amortization		Net carrying amount
Indefinite life intangible assets:
Passenger rail services	$225,300	$	N/A	$225,300	$225,300	$	N/A	$225,300
Definite life intangible assets:
Rail line property easements	32,002		(644)	31,358	31,847		(321)	31,526
Total	$257,302		$(644)	$256,658	$257,147		$(321)	$256,826

The remaining weighted average amortization period for the rail line property easements was 97 years as of December 31, 2017.

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

The Company recognized amortization expense of $0.3 million for each of the years ended December 31, 2017 and 2016. Estimated amortization expense is $0.3 million for each of the years from 2018 through 2022 and for each year thereafter.

Note 8.   Other Assets

Other assets consisted of the following (dollars in thousands):

	As of December 31,
	2017	2016
Deposit for purchase of equipment	$5,580	$—
Investment in DispatchCo	1,956	—
Other assets	2,542	2,568
Total	$10,078	$2,568

Note 9.   Debt

Long-term debt consisted of the following (dollars in thousands):

	As of December 31,
	2017	2016
Senior Loan Agreement for 5.625% Series 2017 Bonds due January 1, 2047	$600,000	$—
Equipment Credit Facility	—	32,790
Deferred financing costs	(18,748)	(567)
Total long-term debt, net	$581,252	$32,223

Interest costs incurred were $5.2 million and $2.3 million, inclusive of amortization of deferred financing costs of $0.3 million and $0.2 million, for the years ended December 31, 2017 and 2016, respectively. Interest costs were capitalized and included within construction in progress in Property and equipment, net and investment in rail.

Series 2017 Bonds

On December 19, 2017, the Florida Development Finance Corporation (the “FDFC”) issued $600.0 million aggregate principal amount of its Surface Transportation Facility Revenue Bonds (Brightline Passenger Rail Project – South Segment), Series 2017 (the “Series 2017 Bonds”), with Deutsche Bank National Trust Company serving as trustee (the “Trustee”). The Series 2017 Bonds were issued, pursuant to an indenture, to qualified institutional buyers in the U.S.

In its role as a conduit lender, the FDFC provides qualifying projects with access to capital to support, enhance, and promote economic development in the state of Florida. The FDFC and Brighline Trains LLC (f/k/a All Aboard Florida – Operations LLC) (“Brightline Trains”), a wholly-owned subsidiary of Brightline Holdings LLC, entered into a senior loan agreement (the “Senior Loan Agreement”) whereby FDFC loaned the proceeds from the Series 2017 Bonds to Brightline Trains and Brightline Trains agreed to pay all principal and interest on the Series 2017 Bonds. Brightline Trains used the proceeds from the Series 2017 Bonds along with cash contributions from the Brightline Stockholder for (i) the repayment of a certain equipment financing credit facility; (ii) the financing of the design, construction, development, and equipping of the South Segment; and (iii) repayment of advances from the Brightline Stockholder to fund our construction activities. The remaining proceeds will only be utilized to pay or reimburse costs of the South Segment.

Pursuant to the Senior Loan Agreement, Brightline Trains is required to comply with various covenants for the benefit of the Trustee and the holders of the Series 2017 Bonds, such as a limitation on the ability to incur additional indebtedness subject to certain limitations set forth in the Senior Loan Agreement. Brightline Trains may not declare or pay dividends or make any distributions unless, in addition to certain additional covenants, it maintains a Total Debt Service Coverage Ratio (as defined in the Senior Loan Agreement) of 1.75 to 1.00 on the date of such

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

distributions, and such dividends or distributions may not exceed $25.0 million in each calendar year. The restricted net assets of Brightline Trains were approximately $1,054 million as of December 31, 2017. Brightline Trains has agreed to pay or cause to be paid all amounts necessary to pay the principal and purchase price of, and interest on, the Series 2017 Bonds. Brightline Trains payment obligations with respect to the Series 2017 Bonds and under the Senior Loan Agreement are secured by mortgage liens encumbering substantially all of the real property interests for the South Segment (including stations), substantially all personal property of Brightline Trains, and a pledge by AAF Operations Holdings LLC, a wholly-owned subsidiary of the Company, of the membership interests in Brightline Trains. The Company was in compliance with applicable debt covenants as of December 31, 2017.

The Series 2017 Bonds have a maturity date of January 1, 2047 and bear interest of 5.625% during an initial Term Rate Period that ends on December 31, 2027. There are no debt maturity amounts due the next five years from the date of the most recent combined balance sheet. Interest is payable semi-annually on January 1 and July 1 of each year, commencing on July 1, 2018.

During the initial Term Rate Period, the Series 2017 Bonds are subject to redemption, in whole, at any time prior to January 1, 2019 at the option of Brightline Trains at a price equal to 105% of the principal amount of the Series 2017 Bonds plus accrued and unpaid interest and any remaining payments of interest to be paid through January 1, 2019. Additionally, the Series 2017 Bonds are subject to redemption, in whole, at the option of Brightline Trains at any time on or after January 1, 2019 to January 1, 2024, at a redemption price equal to the principal outstanding plus a premium and accrued and unpaid interest. The redemption premium is 5% if such redemption occurs on or after January 1, 2019, and on or prior to December 31, 2019; 4% if such redemption occurs after December 31, 2019, and on or prior to December 31, 2020; 3% if such redemption occurs after December 31, 2020, and on or prior to December 31, 2021; 2% if such redemption occurs after December 31, 2021, and on or prior to December 31, 2022; 1% if such redemption occurs after December 31, 2022, and on or prior to December 31, 2023; and 0% thereafter. On the day immediately following the conclusion of the initial Term Rate Period on December 31, 2027, the Series 2017 Bonds are subject to a mandatory tender for purchase at a price of par plus accrued interest.

The Series 2017 Bonds are subject to mandatory sinking fund redemption prior to maturity, in part, at a redemption price equal to the principal amount redeemed, plus accrued and unpaid interest to the redemption date, beginning on January 1, 2026 and every year thereafter on January 1 through the final maturity on January 1, 2047. The principal amount to be redeemed on January 1, 2026 is approximately $14.5 million, increasing by approximately 5.625% every January 1 until the final maturity principal of approximately $45.6 million is required to be paid on January 1, 2047.

Equipment Financing Credit Facility

In August 2014, the Company entered into an agreement with a third party vendor for the purchase of rolling stock and related assets (the “Equipment”) and an agreement to finance those purchases (the “Equipment Facility”). The Equipment Facility had a maximum principal amount of $100.0 million.

The Company financed the purchase of $32.8 million of Equipment during 2016 and $57.1 million during 2017. In December 2017, the Company paid off a total of $89.9 million in outstanding balance of the Equipment Facility with the proceeds from the Senior Loan Agreement. The Company wrote off the related unamortized deferred financing costs of $0.3 million as Loss on extinguishment of debt in the combined statements of operations and comprehensive loss for the year ended December 31, 2017.

Note 10.   Commitments and Contingencies and Other

Litigation, Legal Proceedings and Contingencies

The Company is a party to a dispute pertaining to construction services and supplied building materials. In connection with this matter, the Company has accrued $3.4 million for change orders related to construction services and supplied building materials which is capitalized as construction in progress within Properties and equipment, net and investment in rail in the combined balance sheet as of December 31, 2017. The Company disputes the material allegations in the claim and intends to defend against the action. Due to the uncertainty surrounding the ultimate

Brightline Holdings

Notes to Combined Financial Statements (continued)
December 31, 2017

outcome and settlement of this claim, the Company is unable to estimate the potential future costs, if any, resulting from this matter, but believes it is without merit and does not expect that it will have a material effect on its combined financial statements.

Leases

The Company has several non-cancelable operating leases with third parties for a parking garage and/or parking spaces, office space and equipment. The Company also entered into operating leasing arrangements with the Brightline Stockholder.

Total rent expense related to these operating leases was $1.9 million and $0.7 million for the years ended December 31, 2017 and 2016, respectively.

Future minimum payments at December 31, 2017 under non-cancelable third party and related party operating leases are as follows (dollars in thousands):

For the years ending December 31,
2018	$3,267
2019	1,682
2020	1,655
2021	1,655
2022	1,655
2023 and thereafter	24,403
Total	$34,317

The Company has executed a lease agreement with the Greater Orlando Aviation Authority (“GOAA”) related to the North Segment which is subject to the satisfaction of certain conditions in order to be released from escrow to be deemed effective. All requisite conditions for release have not been met, including demonstrating the Company’s financial wherewithal to complete our Florida passenger rail system and obtaining all permits. Irrevocable letters of credit were issued to GOAA to extend the escrow agreement. Upon lease effectiveness, the annual minimum lease payments are approximately $4.1 million for 50 years.

Siemens Maintenance Agreement

The Company is a party to a contract with Siemens for all warranty repairs and maintenance on its rolling stock. This 30-year contract entered into in December 2014, can be terminated by the Company without penalty after 14 years, or with an early termination penalty between commencement of passenger services and 14 years. This contract duration ensures regular preventative maintenance, as well as capital maintenance over the life of the contract at a set price with an established cost escalator. The Company’s monthly service payment obligations began on January 13, 2018, with the commencement of passenger rail service.

Off-Balance Sheet Arrangements

The Company also had outstanding undrawn irrevocable letters of credit commitments, fully collateralized by restricted cash, with an aggregate face amount of $10.0 million as of December 31, 2017 and 2016.

Note 11.   Subsequent Events

The Company has determined that no subsequent events have occurred that would require recognition in the combined financial statements or disclosure in the accompanying notes.

Schedule I
Brightline Holdings LLC
Registrant Only Condensed Financial Information

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Dollars in thousands)

	Year Ended December 31,
	2017	2016
Equity in net loss of subsidiaries	$(44,650)	$(24,991)
Net loss and comprehensive loss	$(44,650)	$(24,991)

See notes to condensed financial statements.

Schedule I
Brightline Holdings LLC
Registrant Only Condensed Financial Information

CONDENSED BALANCE SHEETS
(Dollars in thousands)

	Year Ended December 31,
	2017	2016
Assets
Investment in subsidiaries	$1,054,282	$1,099,717
Total assets	$1,054,282	$1,099,717

Liabilities and equity
Total liabilities	$—	$—
Member’s equity
Member’s contribution	1,135,883	1,136,669
Accumulated deficit	(81,601)	(36,952)
Total equity	1,054,282	1,099,717
Total liabilities and member’s equity	$1,054,282	$1,099,717

See notes to condensed financial statements.

Schedule I
Brightline Holdings LLC
Registrant Only Condensed Financial Information

CONDENSED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,
	2017	2016
Cash flows from operating activities
Net loss	$(44,650)	$(24,991)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in net loss of subsidiaries	44,650	24,991
Net cash used in operating activities	—	—
Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of year	—	—
Cash and cash equivalents at end of year	$—	$—

See notes to condensed financial statements.

Schedule I
Brightline Holdings LLC
Registrant Only Condensed Financial Information

Notes to Condensed Financial Information

Note 1.   Description of Brightline Holdings LLC

Brightline Holdings LLC (the “Company” or the “Registrant”) was formed on August 27, 2013 as AAF Holdings B LLC and effected a name change to Brightline Holdings LLC on March 23, 2018. The Company has no operations or assets other than its ownership of its subsidiaries.

On December 19, 2017, Brightline Trains LLC (f/k/a All Aboard Florida – Operations LLC), a wholly-owned subsidiary of the Company, entered into a $600.0 million senior loan agreement with the Florida Development Finance Corporation. Pursuant to the senior loan agreement, Brightline Trains has agreed to pay or caused to be paid all amounts necessary to pay the principal and purchase price of, and interest on, the Series 2017 Bonds. Brightline Trains payment obligations with respect to the Series 2017 Bonds and under the senior loan agreement are secured by liens on certain real property interests, substantially all personal property of Brightline Trains, and a pledge by AAF Operations Holdings LLC, a wholly-owned subsidiary of the Company, of the membership interests in Brightline Trains. There are covenants in the senior loan agreement that restrict the Company’s ability to pay dividends or borrow additional funds, and such restrictions have resulted in the restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of the Company’s subsidiaries exceeding 25% of the consolidated net assets of the Company and its subsidiaries. There are no obligations to pay dividends to the Brightline Stockholder, defined herein.

Note 2.   Basis of Presentation

The accompanying condensed Registrant only financial statements are required in accordance with Rule 4-08(e)(3) of Regulation S-X. The financial statements include the amounts of the Registrant’s investment in its subsidiaries under the equity method, and does not present the financial statements of the Registrant and its subsidiaries on a consolidated basis. Under the equity method, investment in its subsidiaries is stated at cost plus contributions and equity in undistributed income (loss) of subsidiary less distributions received since the date of acquisition.

These condensed Registrant only financial statements should be read in conjunction with Brightline Holdings’ combined financial statements and the accompany notes. Brightline Holdings’ combined financial statements comprises the combined net assets and operations of Brightline Holdings LLC and its wholly-owned subsidiaries and certain other wholly-owned subsidiaries of AAF Holdings LLC (the “Brightline Stockholder”), including AAF Jacksonville Segment LLC, Brightline Management LLC (f/k/a All Aboard Florida Operations Management LLC), Brevard County Property Holdings LLC and Space Coast Land Holdings LLC. The other wholly-owned subsidiaries of the Brightline Stockholder are not included in the Registrant only condensed financial information presented herein.

Note 3.   Dividends and Distributions from Subsidiaries

The Company has not received any distributions from its subsidiaries for the years ended December 31, 2017 and 2016.

Through and including             , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

               Shares

Brightline Holdings Inc.

Common Stock

PRELIMINARY PROSPECTUS

, 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE initial listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NYSE initial listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*
Total expenses	$	*
*	To be provided by amendment.
Item 14.	Indemnification of Directors and Officers.

Prior to the closing of this offering, we intend to reorganize our existing corporate structure so that the issuer of our common stock is a Delaware corporation named Brightline Holdings Inc. Upon completion of this reorganization, we will be subject to the Delaware General Corporate Law, or DGCL.

Section 102 of the DGCL, allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct, or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our certificate of incorporation states that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it exists or may be amended. A director is also not exempt from liability for any transaction from which he or she derived an improper personal benefit, or for violations of Section 174 of the DGCL. To the maximum extent permitted under Section 145 of the DGCL, our certificate of incorporation authorizes us to indemnify any and all persons whom we have the power to indemnify under the law.

Our bylaws provide that the Company will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was a director or officer of the Company or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. However, such indemnification is permitted only if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Indemnification is authorized on a case-by-case basis by (1) our board of directors by a majority vote of disinterested directors, (2) a committee of the disinterested directors, (3) independent legal counsel in a written opinion if (1) and (2) are not available, or if disinterested directors so direct, or (4) the stockholders. Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on our behalf. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

Prior to completion of this offering, the Company intends to enter into separate indemnification agreements with its directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We maintain directors’ and officers’ liability insurance for our officers and directors.

The Company maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Company with respect to payments, which may be made by the Company to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15.	Recent Sales of Unregistered Securities.

During the past three years, we have only issued unregistered securities to the Brightline Stockholder in connection with our reorganization. On             , 2018, we issued             shares to the Brightline Stockholder. We believe that this transaction was exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.
a.	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in          on         , 2018.

BRIGHTLINE HOLDINGS LLC

By:
Name:	Patrick Goddard
Title:	President and Chief Operating Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each officer and director of Brightline Holdings LLC whose signature appears below constitutes and appoints Patrick Goddard and          and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date

	President and Chief Operating Officer (principal executive officer)	, 2018
Patrick Goddard

	(principal financial officer) / (principal accounting officer)	, 2018
Jeff Swiatek

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1*	Form of Underwriting Agreement
3.1*	Form of Certificate of Incorporation of Brightline Holdings Inc.
3.2*	Form of Bylaws of Brightline Holdings Inc.
4.1*	Form of Stock Certificate
5.1*	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1*	Credit Agreement, among , dated as of , 2018
10.2*	Form of Brightline Holdings Inc. Incentive Plan
10.3*	Employment Letter with Patrick Goddard dated as of September 21, 2016
10.4*	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors
10.5*	Form of Stockholders’ Agreement
10.6*	Vehicle Maintenance Facility Ground Lease Agreement for Orlando International Airport, between Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated January 22, 2014
10.7*	First Amendment to the Vehicle Maintenance Facility Ground Lease, between Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated October 28, 2015
10.8*	Second Amendment to the Vehicle Maintenance Facility Ground Lease, between Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated December 23, 2015
10.9*	Rail Line Easement Agreement, among City of Orlando, Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated January 22, 2014
10.10*	First Amendment to the Rail Line Easement Agreement, among City of Orlando, Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated September 25, 2014
10.11*	Second Amendment to the Rail Line Easement Agreement, among City of Orlando, Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated October 28, 2014
10.12*	Third Amendment to the Rail Line Easement Agreement, among City of Orlando, Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated December 23, 2015
10.13*	Fourth Amendment to the Rail Line Easement Agreement, among City of Orlando, Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated January 30, 2017
10.14*	Fifth Amendment to the Rail Line Easement Agreement, among City of Orlando, Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated December 26, 2017
10.15*	Premises Lease and Use Agreement for Orlando International Airport, between Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated January 22, 2014
10.16*	First Amendment to Premises Lease and Use Agreement, between Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated September 25, 2014
10.17*	Second Amendment to Premises Lease and Use Agreement, between Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated December 21, 2015
10.18*	Third Amendment to Premises Lease and Use Agreement, between Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated January 24, 2017
10.19*	Fourth Amendment to Premises and Land Use Agreement, between Greater Orlando Aviation Authority and All Aboard Florida – Operations LLC, dated December 28, 2017
10.20*	Real Estate Lease, between Florida East Coast Railway, L.L.C. and All Aboard Florida – Operations LLC, dated June 24, 2015
10.21*	Real Estate Lease Amendment No. 1, between Florida East Coast Railway, L.L.C. and All Aboard Florida – Operations LLC, dated October 23, 2015
10.22*	Real Estate Lease Amendment No. 2, between Florida East Coast Railway, L.L.C. and All Aboard Florida – Operations LLC, dated March 20, 2017
10.23*	Real Estate Lease Amendment No. 3, between FECI WPB LLC and All Aboard Florida – Operations LLC, dated December 19, 2017
10.24*	Acknowledgment and Reinstatement of Real Estate Lease, between FECI WPB LLC and All Aboard Florida – Operations LLC, dated June 30, 2017

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
10.25*	Garage Lease, between DTS FLL Parking LLC and All Aboard Florida – Operations LLC, dated August 4, 2016
10.26*	First Amendment to Garage Lease, between DTS FLL Parking LLC and All Aboard Florida – Operations LLC, dated December 19, 2017
10.27*	Second Amendment to Garage Lease, between DTS FLL Parking LLC and All Aboard Florida – Operations LLC, dated March 15, 2018
10.28*	Garage Lease, between WPB Rosemary LLC and All Aboard Florida – Operations LLC, dated August 26, 2016
10.29*	First Amendment to Garage Lease, between WPB Rosemary LLC and All Aboard Florida – Operations LLC, dated December 19, 2017
10.30*	Second Amendment to Garage Lease, between WPP Rosemary LLC and All Aboard Florida – Operations LLC, dated May 23, 2018
10.31*	Garage Lease, between DTS 3M Parking LLC and All Aboard Florida – Operations LLC, dated September 2, 2016
10.32*	First Amendment to Garage Lease, between DTS 3MC Parking LLC and All Aboard Florida – Operations LLC, dated December 19, 2017
10.33*	Second Amendment to Garage Lease, between DTS 3MC Parking LLC and All Aboard Florida – Operations LLC, dated May 23, 2018
10.34*	Lease Agreement, between State of Florida, Department of Transportation and All Aboard Florida – Operations LLC, dated March 29, 2018 (Brevard County)
10.35*	Lease Agreement, between State of Florida, Department of Transportation and All Aboard Florida – Operations LLC, dated March 29, 2018 (Orange County)
10.36*	Central Florida Expressway Authority Rail Line Easement, between Central Florida Expressway Authority and All Aboard Florida – Operations LLC, dated November 30, 2015
10.37*	Central Florida Express Authority Rail Line Easement between Central Florida Expressway Authority and All Aboard Florida – Operations LLC, dated December 14, 2015
10.38*	Central Florida Expressway Authority Rail Line Easement, between Central Florida Expressway Authority and All Aboard Florida – Operations LLC, dated December 14, 2015
10.39*	Central Florida Expressway Authority Rail Line Easement of Existing Authority Property, between Central Florida Expressway Authority and All Aboard Florida – Operations LLC, dated December 16, 2015
10.40*	Central Florida Expressway Authority Rail Line Easement of Acquired Property, between Central Florida Expressway Authority and All Aboard Florida – Operations LLC, dated December 16, 2015
10.41*	Central Florida Expressway Authority Rail Line Easement, between Central Florida Expressway Authority and All Aboard Florida – Operations LLC, dated December 17, 2015
10.42*	Right of Way and Easements Agreement, between City of Orlando and All Aboard Florida – Operations LLC, dated January 26, 2016
10.43*	Dispatching Services Agreement, among Florida East Coast Dispatch LLC, Florida East Coast Railway, L.L.C. and All Aboard Florida – Operations LLC, dated December 27, 2016
10.44*	First Amendment to Dispatching Services Agreement, among Florida East Coast Dispatch LLC, Florida East Coast Railway, L.L.C. and All Aboard Florida – Operations LLC, dated June 30, 2017
10.45*	Second Amendment to Dispatching Services Agreement, among Florida East Coast Dispatch LLC, Florida East Coast Railway, L.L.C. and All Aboard Florida – Operations LLC, dated August 31, 2017
10.46*	Second Amended and Restated Joint Use Agreement (Shared Infrastructure), between Florida East Coast Railway, L.L.C. and All Aboard Florida – Operations LLC, dated December 27, 2016
10.47*	First Amendment to Second Amended and Restated Joint Use Agreement (Shared Infrastructure), between Florida East Coast Railway, L.L.C. and All Aboard Florida – Operations LLC, dated June 30, 2017
10.48*	Memorandum of Joint Use Agreement (Shared Infrastructure), between Florida East Coast Railway, L.L.C. and All Aboard Florida – Operations LLC, dated June 30, 2017

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
10.49*	Support Services Agreement, among All Aboard Florida – Operations LLC, Florida East Coast Railway L.L.C. and Florida DispatchCo LLC, dated June 30, 2017
10.50*	Employee Services Agreement, among Florida East Coast Railway, L.L.C., All Aboard Florida – Operations LLC and Florida DispatchCo LLC, dated October 1, 2017
10.51*	Contractor Agreement, between All Aboard Florida – Operations LLC and Suffolk Construction Company, dated November 21, 2014
10.52*	Guaranteed Maximum Price Amendment, between All Aboard Florida – Operations LLC and Suffolk Construction Company, dated August 9, 2016
10.53*	Amended and Restated Joint Use and Operating Agreement, among Florida East Coast Railway, L.L.C., All Aboard Florida – Operations LLC and FDG Flagler Station II LLC, dated June 13, 2014
10.54*
Tri-Rail Downtown Miami Link Access, Operating and Funding Agreement between Florida East Coast Railway, L.L.C., All Aboard Florida – Operations LLC and South Florida Regional Transportation Authority, dated August 8, 2016

10.55*	Development Agreement, between South Florida Regional Transportation Authority and All Aboard Florida – Operations LLC, dated August 8, 2016
10.56*	Escrow Agreement, among All Aboard Florida – Operations LLC, Florida East Coast Railway, L.L.C. and South Florida Regional Transportation Authority, dated August 8, 2016
10.57*	Tri-Rail Trackage Improvements Agreement, between South Florida Regional Transportation Authority and All Aboard Florida – Operations LLC, dated April 17, 2017
10.58*	Vehicle Terms and Conditions Agreement, between All Aboard Florida – Operations LLC and Siemens Industry, Inc., dated August 15, 2014
10.59*	Amendment 1 to the Vehicle Terms and Conditions, between All Aboard Florida – Operations LLC and Siemens Industry, Inc., dated July 17, 2015
10.60*	Amendment 2 to the Vehicle Terms and Conditions, between All Aboard Florida – Operations LLC and Siemens Industry, Inc., dated May 15, 2017
10.61*	Amendment 3 to the Vehicle Terms and Conditions, between All Aboard Florida – Operations LLC and Siemens Industry, Inc., dated June 1, 2018
10.62*	Maintenance Terms and Conditions, between All Aboard Florida – Operations LLC and Siemens Industry, Inc., dated December 31, 2014
10.63*	Amendment to the Maintenance Terms and Conditions, between Brightline Trains LLC (f/k/a All Aboard Florida – Operations LLC) and Siemens Industry, Inc., dated June 28, 2018
10.64*	Senior Loan Agreement, between Florida Development Finance Corporation and All Aboard Florida – Operations LLC, dated December 1, 2017
10.65*	General Operations, Management and Administrative Services Agreement, between All Aboard Florida – Operations LLC and All Aboard Florida Operations Management LLC, dated December 19, 2017
10.66*	Aerial Railroad Bridge, Bridge Support and Drainage Easement between All Aboard Florida – Operations LLC and Brevard County, Florida, dated January 31, 2017
10.67*	Amendment to Aerial Railroad Bridge, Bridge Support and Drainage Easement, between All Aboard Florida – Operations LLC and Brevard County, Florida, dated July 25, 2017
10.68*	Use and Occupancy Agreement between State of Florida, Department of Transportation and All Aboard Florida, Operations LLC, dated March 29, 2018
10.69*
Board of Trustees of the Internal Improvement Fund of the State of Florida Sovereignty Submerged Land Easement granted by the Board of Trustees of the Internal Improvement Fund to All Aboard Florida – Operations LLC, with an effective date of December 20, 2017 (Brevard County)

10.70*
Board of Trustees of the Internal Improvement Fund of the State of Florida Sovereignty Submerged Land Easement granted by the Board of Trustees of the Internal Improvement Fund to All Aboard Florida – Operations LLC, with an effective date of December 20, 2017 (Orange County)

21.1*	List of Subsidiaries
23.1*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
23.2*	Consent of Ernst & Young LLP

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
23.3*	Consent of Louis Berger U.S., Inc.
24.1	Powers of Attorney (included in the signature pages to this registration statement)
99.1†	Brightline Ridership and Revenue Study by Louis Berger U.S., Inc., in December 2017
99.2†	Brightline Operations and Maintenance Cost and Ancillary Revenue Independent Review by Louis Berger U.S., Inc., dated April 10, 2018

*	To be filed by amendment.
†	Previously confidentially submitted on Form S-1 with the Securities and Exchange Commission on April 24, 2018.